UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

Rewards Network Inc.

(Name of Subject Company)

Rewards Network Inc.

(Name of Persons Filing Statement)

Common stock, $0.02 par value per share

(Title of Class of Securities)

761557206

(CUSIP Number of Class of Securities)

Roya Behnia

Senior Vice President, General Counsel and Secretary

Rewards Network Inc.

Two North Riverside Plaza Suite 950

Chicago, Illinois 60606

(312) 521-6767

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

Timothy J. Melton

Jones Day

77 West Wacker

Chicago, Illinois 60601

(312) 782-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the cash tender offer by EGI Acquisition, L.L.C., a Delaware limited liability company (“Purchaser”) and a wholly owned subsidiary of EGI Acquisition Parent, L.L.C., a Delaware limited liability company (“Parent”), disclosed in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO, dated November 8, 2010 (as amended or supplemented from time to time, the “Schedule TO”) and filed with the Securities and Exchange Commission by Purchaser and Parent, to purchase all of the issued and outstanding shares of common stock, $0.02 par value per share (the “Shares”), of Rewards Network Inc., a Delaware corporation (the “Company”), other than Shares owned by Parent and Purchaser at a purchase price of $13.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (such price per Share, or if increased, such higher price per Share, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. Copies of these documents as well as this Statement may also be found on the Company’s website at http://www.rewardsnetwork.com.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is Rewards Network Inc., a Delaware corporation. The address of the Company’s principal executive offices is Two North Riverside Plaza, Suite 950, Chicago, Illinois 60606, and the telephone number at such offices is (312) 521-6767.

Securities

The class of equity securities to which this Statement relates is the Company’s common stock, $0.02 par value per share. As of November 3, 2010, 8,815,599 Shares were issued and outstanding. As of November 3, 2010, 177,617 options to purchase Shares were outstanding under the Company’s stock option plans.

Item 2.	Identity and Background of Filing Person.

Name and Address

The filing person is the subject company. The name, business address and telephone number of the Company are set forth under Item 1 above, which information is incorporated herein by reference.

Tender Offer

This Statement relates to the Offer, which is described in the Schedule TO and the Offer to Purchase. The initial expiration of the Offer is 12:00 midnight, New York City time, on December 7, 2010, subject to extension in certain circumstances as required or permitted by the Agreement and Plan of Merger, dated as of October 28, 2010 (the “Merger Agreement”), by and among the Company, Parent and Purchaser, and applicable law.

The Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following the completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation (“Surviving Corporation”) and a wholly owned subsidiary of Parent (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding (including all Shares issued upon the acceleration of outstanding Director Deferred Shares (as defined below) and outstanding Restricted Stock Units (as defined below) as of the Acceptance Date) immediately prior to the Effective Time (other than (1) Shares held by the

Company as treasury stock or owned by Parent, Purchaser or any of their wholly owned subsidiaries, which will be cancelled and will cease to exist, and (2) Shares owned by the Company’s stockholders who perfect their appraisal rights under the relevant portions of the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive $13.75 per Share (or any other per Share price paid in the Offer) in cash, without interest, and subject to any required withholding taxes (the “Merger Consideration”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Offer to Purchase states that the address of the principal executive offices of Parent and Purchaser is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606, and the telephone number at such offices is (312) 454-0100. Each of Parent and Purchaser are affiliates of Equity Group Investments, L.L.C., a Delaware limited liability company (“EGI”).

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, or in the Information Statement of the Company that is attached to this Statement as Annex B and incorporated herein by reference (the “Information Statement”), or as otherwise incorporated by reference herein, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interests between the Company or its affiliates and (a) the Company’s executive officers, directors or affiliates or (b) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 under the Exchange Act, in connection with Purchaser’s right, pursuant to the Merger Agreement and after acceptance of the Shares in the Offer, to designate persons to the Company’s board of directors (the “Board”) other than at a meeting of the Company’s stockholders.

Arrangements with Current Executive Officers and Directors of the Company

Certain agreements, arrangements or understandings between the Company and certain of its executive officers and directors are described in the Information Statement.

As described below, consummation of the Offer will constitute a change in control of the Company for purposes of determining the entitlements due to certain directors and executive officers of the Company under certain severance and other benefit agreements or arrangements.

Interests of Certain Persons. Certain members of management and the Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Cash Consideration Payable to Executive Officers and Directors Pursuant to the Offer and the Merger. If any of the Company’s directors and executive officers were to tender Shares that such director or officer owns for purchase pursuant to the Offer, such director or officer would receive the same per Share Merger Consideration on the same terms and conditions as the Company’s other tendering stockholders. In addition, pursuant to the terms of the Merger Agreement, each Share awarded under and credited to a director deferral account pursuant to the Company’s 2006 Non-Employee Director Awards Program (each, a “Director Deferred Share”) and each restricted stock unit (each, a “Restricted Stock Unit”) that is issued, outstanding and vested at the Effective Time, including those Director Deferred Shares and Restricted Stock Units held by the Company’s directors and executive officers, will be converted into the right to receive the Merger Consideration at the Effective Time.

As of November 3, 2010, the Company’s directors and current executive officers collectively owned approximately 361,709 Shares, 146,787 Director Deferred Shares and 161,112 Restricted Stock Units. If, at the

time of acceptance for payment of Shares pursuant to the Offer (the “Acceptance Time”), the Company’s directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser at the Offer Price, the Company’s directors and executive officers would receive an aggregate of approximately $4,973,499 in cash, without interest and less any required withholding taxes. If, at the Effective Time, each Director Deferred Share, if any, and each Restricted Stock Unit, if any, held by the Company’s directors and executive officers was converted into the right to receive the Merger Consideration, the Company’s directors and executive officers would receive an aggregate of approximately $4,233,611 in cash, without interest, less any required withholding taxes.

Pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding and unexercised option to purchase Shares granted under any Company Stock Plan (“Company Stock Options”) will become fully vested and exercisable. Each such Company Stock Option will be cancelled at the Effective Time and will thereafter represent only the right to receive an amount of cash (the “Option Consideration”), if any, equal to the product of (1) the excess, if any, of (A) the Offer Price over (B) the exercise price per Share of such Company Stock Option and (2) the number of Shares subject to such Company Stock Option immediately prior to its cancellation. As of November 3, 2010, the Company’s directors and current executive officers collectively owned Company Stock Options to purchase 142,635 Shares, with exercise prices ranging from $7.71 per Share to $25.95 per Share. Of this amount, Company Stock Options to purchase 12,260 Shares issuable upon exercise of such Company Stock Options have an exercise price per Share in excess of the Offer Price. If, at the Effective Time, each Company Stock Option, if any, held by the Company’s directors and executive officers was converted into the right to receive the Option Consideration, the Company’s directors and executive officers would receive an aggregate of approximately $30,421 in cash, without interest, less any required withholding taxes.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference, and the equity incentive plans of the Company, which are filed as Exhibits (e)(5) through (e)(9) hereto and are incorporated herein by reference.

Summary of Cash Consideration Payable to Directors and Executive Officers. The following table sets forth, as of November 3, 2010, for each of the Company’s current directors and executive officers, the cash consideration that such individual would receive if: (1) such director or executive officer were to tender all of the Shares that he or she owns in connection with the Offer; (2) all Director Deferred Shares held by such director were converted into the right to receive the Merger Consideration at the Effective Time; (3) all Restricted Stock Units held by such executive officer for which vesting accelerates upon a change in control were converted into the right to receive the Merger Consideration at the Effective Time; and (4) any Company Stock Options held by such director or executive officer were, at the Effective Time, converted into the right to the receive the Option Consideration.

Name and Title	Number of Shares	Cash Consideration Payable for Shares ($)	Number of Director Deferred Shares	Cash Consideration Payable for Director Deferred Shares ($)	Number of Restricted Stock Units	Cash Consideration Payable for Restricted Stock Units ($)	Number of Stock Options	Cash Consideration Payable for Stock Options ($)
Ronald L. Blake, President, Chief Executive Officer and Director	149,699	$2,058,361	—	—	34,453	$473,729	97,293	—

Christopher J. Locke, Senior Vice President, Chief Financial Officer and Treasurer	25,490	$350,488	—	—	16,483	$226,641	—	—

Megan E. Flynn, Senior Vice President, Business Development and Marketing	23,011	$316,401	—	—	14,349	$197,299	17,514	$6,383

Roya Behnia, Senior Vice President, General Counsel and Secretary	18,035	$247,981	—	—	14,729	$202,524	—	—

Andre L. Zardini, Senior Vice President, Chief Investment Officer	—	—	—	—	—	—	—

Donald J. Liebentritt, Director	16,666	$229,158	32,370	$445,088	—	—	—	—

Raymond A. Gross, Director	—	—	49,819	$685,011	—	—	13,622	$8,757

F. Philip Handy, Director	105,285	$1,447,669	46,905	$644,944	—	—	14,206	$15,281

Marc C. Particelli, Director	13,664	$187,880	—	—	—	—	—	—

Michael J. Soenen, Director	1,334	$18,343	11,980	$164,725	—	—	—	—

Mark R. Sotir, Director	8,525	$117,219	5,713	$78,554	—	—	—	—

Director and Executive Officer Total	361,709	$4,973,500	146,787	$2,018,322	80,014	$1,100,193	142,635	$30,421

Employment and Change in Control Bonus Arrangements with the Company. As previously disclosed, the Company has entered into certain agreements that provide for severance benefits (the “Employment Agreements”) with the following executive officers: Mr. Ronald L. Blake, the Company’s President and Chief Executive Officer, Mr. Christopher J. Locke, the Company’s Senior Vice President, Chief Financial Officer and Treasurer, Ms. Megan E. Flynn, the Company’s Senior Vice President, Marketing and Business Development, Ms. Roya Behnia, the Company’s Senior Vice President, General Counsel and Secretary, and Mr. Andre L. Zardini, the Company’s Senior Vice President, Chief Information Officer, and change in control bonus letter agreements (the “Change in Control Bonus Agreements”) with Mr. Blake, Mr. Locke, Ms. Flynn and Ms. Behnia. The Employment Agreements and the Change in Control Bonus Agreements are the only arrangements the Company has with its executive officers to provide benefits upon termination or change in control that are not otherwise part of its employee benefit plans, which apply to all employees on the same terms. Below is a summary of the Employment Agreements and the Change in Control Bonus Agreements. Unless otherwise noted, the terms below apply to all such Employment Agreements and Change in Control Bonus Agreements.

- Employment Agreements

Under the Employment Agreements, severance obligations of the Company may be triggered by certain terminations of an executive officer’s employment with the Company, including for death or disability, without “Cause”, by the executive officer for “Good Reason”, or following a “Change in Control,” as those terms are defined in the applicable Employment Agreement. Generally, the terms “Cause”, “Good Reason” and “Change in Control” have the following meanings, although specific definitions may vary among the individual Employment Agreements. Any significant variation in the meaning of defined terms is described below in the description of the individual executive officer’s severance benefits.

“Cause” generally means (a) willful refusal to follow directives of the individual’s supervisor which are consistent with the scope and nature of the individual’s duties and responsibilities, (b) conviction, plea of guilty or nolo contendere to a felony or of a crime involving moral turpitude, fraud or embezzlement, or (c) gross negligence or willful misconduct resulting in a material loss to the Company or material damage to the reputation of the Company.

“Good Reason” generally means a material diminution in the executive officer’s duties and responsibilities.

“Change in Control” is generally defined as (a) the acquisition by any person of 50 percent or more of the total voting power of the outstanding voting securities of the Company, (b) a change in a majority of the Board, (c) a merger, consolidation or other transaction after which the stockholders of the Company prior to such transaction hold less than 50 percent of the total voting power of the surviving entity, or (d) the complete liquidation of the Company or a sale of all or substantially all of the assets of the Company.

With respect to termination upon death or disability, termination for Cause or voluntary termination without Good Reason, each executive officer is entitled to accrued base salary through the date of termination and other employee benefits to which such executive officer is entitled in accordance with the terms of the broad-based plans and programs of the Company, which include payment of accrued paid time off, participation in the Company’s group health plans until the end of the calendar month in which termination becomes effective and the opportunity to participate in COBRA thereafter.

With respect to termination without Cause or voluntary termination for Good Reason, the severance benefits under each executive officer’s Employment Agreement are described below. In addition, each executive officer holds Restricted Stock Units that vest if the executive officer is terminated without Cause within 12 months following a Change in Control. See “—Arrangements with Current Executive Officers and Directors of the Company—Summary of Cash Consideration Payable to Directors and Executive Officers.”

Mr. Blake

Mr. Blake’s Employment Agreement entitles him to receive the amount of any bonus earned and payable but not yet paid for the fiscal year prior to the year in which the termination occurs regardless of the reason for termination. In addition, if Mr. Blake is terminated without Cause or he terminates his employment for Good Reason, he is entitled to receive continuation of his base salary for 12 months. This amount is increased to 18 months if termination occurs within 12 months after a Change in Control. If Mr. Blake is terminated without Cause or he terminates his employment for Good Reason, Mr. Blake is also entitled to continued coverage under the Company’s group health plan for 18 months at no cost to him.

Good Reason for Mr. Blake also includes a relocation of his principal office more than 50 miles outside of the greater Chicago metropolitan area and a material breach of his Employment Agreement by the Company.

Mr. Blake is subject to non-solicitation and non-competition requirements for a period of 12 months following his termination, or 18 months in the case of termination following a Change in Control if he is entitled to receive severance payments during that period. Mr. Blake must sign a general release of claims against the Company in order to receive his severance benefits.

Mr. Blake would have been entitled to the following amounts if his employment had been terminated on November 3, 2010:

	Salary Continuation	Value of Equity Compensation Vesting upon Termination		Accrued paid time off	COBRA payments	Total
Termination without Cause or for Good Reason:	$550,000	$0		$8,197	$16,918	$575,115
Termination without Cause or for Good Reason within 12 months following a Change in Control:	$825,000	$279,895	(1)	$8,197	$16,918	$1,130,010

(1)	This amount is based on the value, at $13.75 per Share, of the half of the base number of Restricted Stock Units subject to the Restricted Stock Unit Award Agreement, dated March 30, 2010, that vest based on time.

Mr. Locke

Mr. Locke’s Employment Agreement entitles him to receive severance benefits of 12 months of base salary and participation in the Company’s health care plan pursuant to COBRA with the Company paying the cost of such continued coverage for a period of 12 months if Mr. Locke’s employment is terminated by the Company for any reason other than Cause, death, disability, or if Mr. Locke terminates his employment for Good Reason. Mr. Locke has also executed a Proprietary Interest Protection and Non-Solicitation Agreement that contains certain non-compete and non-solicit covenants that survive for one year following a voluntary or involuntary termination. Mr. Locke must sign a general release of claims against the Company in order to receive his severance benefits.

Good Reason for Mr. Locke also includes a diminution in Mr. Locke’s duties resulting from a Change in Control.

Mr. Locke would have been entitled to the following amounts if his employment had been terminated on November 3, 2010:

	Salary Continuation	Value of Equity Compensation Vesting upon Termination		Accrued paid time off	COBRA payments	Total
Termination by the Company for any reason other than Cause, disability or death, or if Mr. Locke terminates his employment for Good Reason:	$294,420	$0		$9,354	$16,918	$320,692
Termination without Cause within 12 months following a Change in Control:	$294,420	$107,016	(1)	$9,354	$16,918	$427,708

(1)	This amount is based on the value, at $13.75 per Share, of the half of the base number of Restricted Stock Units subject to the Restricted Stock Unit Award Agreement, dated March 30, 2010, that vest based on time.

Ms. Flynn

Ms. Flynn’s Employment Agreement entitles her to 12 months of her then-current base salary and participation in the Company’s health care plan pursuant to COBRA with the Company paying the cost of such continued coverage for a period of 12 months if her employment is terminated by the Company for any reason other than Cause, disability or death, or if Ms. Flynn resigns from employment for Good Reason.

Good Reason for Ms. Flynn also includes a diminution in her duties resulting from a Change in Control of the Company, or if she no longer reports directly to the Chief Executive Officer, she is no longer a member of the Company’s executive management team, she is no longer the top executive in the business development department or she no longer has any employees reporting directly to her. Her Employment Agreement contains certain non-compete and non-solicit covenants that survive for one year following a voluntary or involuntary termination. Ms. Flynn must sign a general release of claims against the Company in order to receive her severance benefits.

Ms. Flynn would have been entitled to the following amounts if her employment had been terminated on November 3, 2010:

	Salary Continuation	Value of Equity Compensation Vesting upon Termination		Accrued paid time off	COBRA payments	Total
Termination by the Company for any reason other than Cause, disability or death, or if Ms. Flynn resigns from employment for Good Reason:	$258,336	$0		$23,648	$3,911	$285,895
Termination without Cause within 12 months following a Change in Control:	$258,336	$82,170	(1)	$23,648	$3,911	$368,065

(1)	This amount is based on the value, at $13.75 per Share, of the half of the base number of Restricted Stock Units subject to the Restricted Stock Unit Award Agreement, dated March 30, 2010, that vest based on time.

Ms. Behnia

Ms. Behnia’s Employment Agreement entitles her to receive 12 months of base salary and participation in the Company’s health care plan pursuant to COBRA with the Company paying the cost of such continued coverage for a period of 12 months if her employment is terminated by the Company following a Change in Control or without Cause, or if Ms. Behnia terminates her employment for Good Reason. Ms. Behnia has also executed a Proprietary Interest Protection and Non-Solicitation Agreement that contains certain non-compete and non-solicit covenants that survive for one year following a voluntary or involuntary termination. Ms. Behnia must sign a general release of claims against the Company in order to receive her severance benefits.

Ms. Behnia would have been entitled to the following amounts if her employment had been terminated on November 3, 2010:

	Salary Continuation	Value of Equity Compensation Vesting upon Termination		Accrued paid time off	COBRA payments	Total
Termination by the Company following a Change in Control, or termination without Cause or for Good Reason:	$277,531	$0		$10,439	$3,911	$291,881
Termination without Cause within 12 months following a Change in Control:	$277,531	$88,481	(1)	$10,439	$3,911	$380,362

(1)	This amount is based on the value, at $13.75 per Share, of the half of the base number of Restricted Stock Units subject to the Restricted Stock Unit Award Agreement, dated March 30, 2010, that vest based on time.

Mr. Zardini

Mr. Zardini’s Employment Agreement entitles him to receive 12 months of base salary and participation in the Company’s health care plan pursuant to COBRA with the Company paying the cost of such continued coverage for a period of 12 months if his employment is terminated by the Company without Cause, or if Mr. Zardini terminates his employment for Good Reason. Mr. Zardini has also executed a Proprietary Interest Protection and Non-Solicitation Agreement that contains certain non-compete and non-solicit covenants that survive for one year following a voluntary or involuntary termination. Mr. Zardini must sign a general release of claims against the Company in order to receive his severance benefits.

Mr. Zardini would have been entitled to the following amounts if his employment had been terminated on November 3, 2010:

	Salary Continuation	Value of Equity Compensation Vesting upon Termination	Accrued paid time off	COBRA payments	Total
Termination by the Company without Cause or termination for Good Reason:	$200,000	$0	$2,250	$16,918	$219,168
Termination without Cause within 12 months following a Change in Control:	$200,000	$0	$2,250	$16,918	$219,168

- Change in Control Bonus Agreements

On August 16, 2010, the Board entered into a Change in Control Bonus Agreement with each of the Company’s executive officers other than Mr. Zardini, who joined the Company after August 16, 2010. Under the terms of the Change in Control Bonus Agreements, if the Company is acquired in a change-in-control transaction prior to the earlier of (a) June 30, 2011 and (b) the date on which the Board or the Strategic Coordination Committee of the Board terminates the process of evaluating strategic alternatives as previously announced by the Company on June 9, 2010, the executive officer will be eligible to earn an amount equal to a specified percentage of the acquisition price of the Company in the change-in-control transaction as described below.

If the employment of an executive officer terminates for any reason prior to the closing of the transaction, no cash award will be paid to such executive officer. If the executive officer remains continuously employed by the Company until the closing date of the transaction, the executive officer will receive one-half of the cash award within 10 days of the closing of the transaction. The remaining one-half of the cash award will be paid (a) within 10 days of the six-month anniversary of the closing of the transaction if the executive officer remains continuously employed by the Company until such date, or (b) within 10 days of the executive officer’s date of termination if the executive officer is terminated by the Company without Cause after the closing of the transaction but prior to the six-month anniversary of the closing of the transaction. If the employment of the executive officer terminates for any other reason prior to six months after the closing of the transaction, the remaining one-half of the executive officer’s cash award will be forfeited.

Under the Change in Control Bonus Agreements, “Cause” means (a) any willful refusal by the executive officer to follow lawful directives of the President and Chief Executive Officer of the Company or the Board that are consistent with the scope and nature of the executive officer’s duties and responsibilities, (b) the executive officer’s conviction of, or plea of guilty or nolo contendere to, a felony or any crime involving moral turpitude, fraud or embezzlement, (c) any gross negligence or willful misconduct by the executive officer resulting in a material loss to the Company or material damage to the reputation of the Company, (d) any material breach by the executive officer of any one or more of the covenants contained in any proprietary interest protection, confidentiality, non-competition or non-solicitation agreement between the executive officer and the Company or (e) any violation of any statutory or common law duty of loyalty to the Company or any of its subsidiaries.

The total cash award opportunity under the Change in Control Bonus Agreements for each of the executive officers is as follows: 0.650% of the acquisition price for Mr. Blake, 0.500% of the acquisition price for Mr. Locke, 0.255% of the acquisition price for Ms. Flynn, and 0.200% of the acquisition price for Ms. Behnia. Assuming an acquisition price of $125.0 million, the executive officers would be eligible for the following cash award opportunities: $812,500 for Mr. Blake, $625,000 for Mr. Locke, $318,750 for Ms. Flynn, and $250,000 for Ms. Behnia.

- Excise Tax Gross-Up Payments Under Change in Control Bonus Agreement

In the event that any payment or benefit Mr. Locke receives pursuant to his Change in Control Bonus Agreement is deemed to constitute an “excess parachute payment” under Section 280G of the Internal Revenue Code of 1986, Mr. Locke is entitled to an excise tax gross-up payment to the full extent of his excise tax liability; provided, however, that if no excise tax liability would apply if the aggregate payments under Mr. Locke’s Change in Control Bonus Agreement were reduced by ten percent, then the aggregate payments will be reduced by the amount necessary to avoid application of the excise tax and no tax gross-up payment will be made.

The foregoing summary of the Employment Agreements and the Change in Control Bonus Agreements is qualified in its entirety by reference to the Employment Agreements and the Change in Control Bonus Agreements, which are filed as Exhibits (e)(10) through (e)(21) hereto and are incorporated herein by reference.

Accelerated Vesting of Restricted Stock Units. On August 16, 2010, the Board amended the Restricted Stock Unit Award Agreements dated February 19, 2008 between the Company and certain Company employees and the Restricted Stock Unit Award Agreements dated March 31, 2009 between the Company and certain Company employees to provide that all Restricted Stock Unit awards granted pursuant to such agreements will vest upon a Change in Control (as defined in such Restricted Stock Unit Award Agreements) if the employee remains in the continuous employ of the Company until the date of such Change in Control.

Effect on Employee Benefits. With respect to employee benefit matters, the Merger Agreement provides that, following the Effective Time, Parent intends to provide the employees and former employees of the Company and its subsidiaries with employee benefits and compensation plans, programs and arrangements that are competitive in the market. In addition, Parent will (1) provide the employees and former employees of the Company and its subsidiaries with service credit for purposes of eligibility to participate, vesting and benefit accruals under any employee benefit or compensation plan or arrangement maintained by Parent or any of its subsidiaries in which such employees are eligible to participate for periods of employment with the Company or its subsidiaries prior to the Effective Time and (2) with respect to any self-insured welfare benefit plan of Parent or its subsidiaries, cause, and with respect to all other welfare benefit plans, use reasonable best efforts to cause, any pre-existing conditions limitations, eligibility waiting periods or required physical examinations to be waived for employees and former employees of the Company and its subsidiaries.

Prior to the Effective Time and in accordance with the terms of the Restricted Stock Unit Award Agreements dated March 30, 2010 between the Company and certain Company employees, the Compensation Committee of the Board will determine the number of Shares subject to the Restricted Stock Unit awards that were granted pursuant such Restricted Stock Unit Award Agreements. In addition, prior to the Effective Time and pursuant to the Company’s 2010 Incentive Compensation Plan, the Compensation Committee of the Board will determine the “Final Incentive Compensation Pool” and “2010 Award” for each participant, if any (each as defined in the Company’s 2010 Incentive Compensation Plan, as amended).

Prior to Purchaser’s acceptance of the Shares, the Company has agreed to take all required steps to cause each agreement, arrangement or understanding entered into by the Company or its subsidiaries on or after the date of the Merger Agreement, with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act, which requires, among other things, the approval of such agreements, arrangements or understandings by a committee of independent directors of the Company.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Effect of the Offer on Directors’ and Officers’ Indemnification and Insurance. Pursuant to the Merger Agreement, Parent has agreed, for six years following the Effective Time, to indemnify, defend and hold harmless the present and former directors, officers and employees of the Company and its subsidiaries from and against any and all costs or expenses incurred in connection with any claim, action, suit, proceeding or investigation arising out of actions or omissions before or at the Effective Time. Parent has also agreed that the indemnification provisions set forth in the certificate of incorporation and bylaws of the Company in effect on the date of the Merger Agreement will not be amended, repealed or otherwise modified for six years from the Effective Time in a manner that would adversely affect the rights of any individuals who, at the Effective Time, were directors, officers or employees of the Company at the Effective Time.

Pursuant to the Merger Agreement, Parent also has agreed that it will cause to be maintained in effect, for a period of six years following the Effective Time, directors’ and officers’ liability insurance covering present and former officers and directors (determined as of the Effective Time) of the Company and its subsidiaries with respect to claims arising from facts or events occurring before or at the Effective Time, which insurance will contain at least the same coverage and amounts of coverage, and will contain terms no less advantageous to such officers and directors than those of the current policy of the Company’s directors’ and officers’ liability insurance; provided, that Parent will not be required to make annual payments for such insurance coverage in excess of 300% of the annual premium payments in effect on the date of the Merger Agreement, and if the annual payments for such coverage exceeds such 300% amount, Parent will purchase a policy with the greatest coverage available for such 300% amount.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Arrangements with Parent and Purchaser

In connection with the transactions contemplated by the Merger, the Company, Parent and Purchaser entered into the Merger Agreement and the Company and EGI entered into a Confidentiality Agreement, dated as of May 17, 2010 (the “Confidentiality Agreement”).

The Merger Agreement. The summary of the material terms of the Merger Agreement set forth under the heading “Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements—Merger Agreement” in the Offer to Purchase and the description of the conditions of the Offer set forth under the heading “The Offer—Section 11. Conditions to the Offer” in the Offer to Purchase are incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Guarantee. Concurrent with the execution of the Merger Agreement, EGI-Fund (08-10) Investors, L.L.C., a Delaware limited liability company, delivered a limited guarantee addressed to the Company, guaranteeing certain obligations of Parent and Purchaser under the Merger Agreement (the “Guarantee”). The summary of the material terms of the Guarantee set forth under the heading “Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements—Guarantee” in the Offer to Purchase is incorporated by reference herein. The summary of the Guarantee contained in the Offer to Purchase is qualified in its entirety by reference to the Guarantee, a copy of which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Confidentiality Agreement. As a condition to being furnished Evaluation Material (as defined in the Confidentiality Agreement), EGI agreed, among other things, that it will keep such Evaluation Material confidential and will use it solely for the purpose of evaluating a possible transaction involving the parties. Under the Confidentiality Agreement, Evaluation Material does not include information that (a) is or becomes generally available to the public other than as a result of disclosure by the receiving party or its representatives, (b) is or becomes available to the receiving party on a non-confidential basis from a source other than the Company or its representatives, provided that such source is not known to the receiving party to be bound by a confidentiality obligation to the Company, or (c) is already in the possession of the receiving party and not known by such party to be subject to another confidentiality agreement or other obligation of secrecy to the Company.

EGI agreed that, without the prior written consent of the Company, neither it nor any of its representatives or affiliates would acquire any of the assets, businesses or securities of the Company through and until November 17, 2010.

EGI agreed that neither it, nor any of its controlled, non-public affiliates, will (i) solicit any customers or suppliers of the Company or (ii) solicit to employ or employ any of the current officers, directors or employees of the Company through and until November 17, 2011. The foregoing prohibition does not apply to general advertising or untargeted solicitations for employment.

The foregoing summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Tender and Support Agreement. Concurrently with the execution of the Merger Agreement, Samstock, L.L.C., EGI-Fund (00) Investors, L.L.C., EGI-Fund (05-07) Investors, L.L.C., and EGI-Fund (08-10) Investors, L.L.C., entered into a Tender and Support Agreement (the “Tender and Support Agreement”) with the Company, Parent and Purchaser under which they, among other things, (1) agreed, subject to certain exceptions, to not Transfer (as defined therein) any of their Shares during the term of the agreement, (2) agreed to validly tender all of their Shares in the Offer, (3) agreed to vote their Shares in favor of the Merger, and (4) agreed to vote their Shares against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement and to vote their Shares against any action or agreement (other than the Merger Agreement) that would, directly or indirectly, impede, interfere with, delay, postpone or, directly or indirectly, discourage the Offer or the Merger.

The Tender and Support Agreement terminates on the earliest of (a) the mutual written consent of the parties, (b) the Effective Time (as defined in the Merger Agreement), (c) the termination of the Merger Agreement in accordance with its terms and (d) the amendment of the Offer or the Merger Agreement to provide for a reduction in the Offer Price or a change in the form of consideration to be paid in the Offer.

The foregoing summary is qualified in its entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Solicitation/Recommendation

The Board, during a meeting held on October 27, 2010, by unanimous vote determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and stockholders and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein.

Accordingly, the Board recommends that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and, if applicable, vote in favor of the approval of the Merger and adoption of the Merger Agreement.

Background of the Offer and Merger and Reasons for the Recommendation

Background of the Offer and Merger

The Company’s business is closely linked to the restaurant industry, which is particularly affected by trends and fluctuations in consumer demand. The restaurant industry in the United States was negatively impacted beginning in mid-2008 by significant economic challenges and the credit uncertainty facing consumers. A decline in discretionary spending attributable to tighter credit markets, increased unemployment, increased home foreclosures, the fluctuation in financial markets and other factors have impacted the restaurant industry, participating restaurants’ businesses and spending on dining out in general. Because the Company operates in such a highly competitive and ever-fluctuating industry, the Board has regularly reviewed and evaluated the Company’s business strategy and potential strategic direction in light of these broader economic indicators with the goal of enhancing stockholder value.

At a special meeting of the Board on March 9, 2009, the Board discussed potential strategic initiatives, including a potential stock buyback program, and discussed the Board’s fiduciary duties if the Board decided to pursue any strategic initiatives.

At a special meeting of the Board on April 2, 2009, the Board discussed potential strategic initiatives and the need to engage a financial advisor to assist the Company in its exploration of potential strategic alternatives. In light of the fact that such an exploration was expected to be time intensive and in order to ensure an efficient process, the Board believed it was prudent and in the best interests of the Company and its stockholders to form a special committee to provide recommendations to the Board regarding potential strategic initiatives. At the meeting, the Board’s outside legal counsel advised the Board on its fiduciary duties in connection with considering potential strategic alternatives. The Board formed a special committee, designated as the Strategic Coordination Committee, to review with the Company’s management the market position, capital structure and other strategic factors applicable to the Company and recommend to the Board actions with respect to a wide range of strategic alternatives for the Company, including a potential buyback of the Company’s common stock, a potential reverse stock split, and/or one or more strategic relationships with third parties. The Board appointed F. Philip Handy, Michael J. Soenen and Mark R. Sotir to the Strategic Coordination Committee.

In April and May 2009, the Strategic Coordination Committee interviewed several investment banking firms to serve as financial advisor to the Company. In April 2009, in an effort to enhance stockholder value, the Board took action with respect to two strategic initiatives. On April 13, 2009, the Board authorized a $5 million stock repurchase program. On April 27, 2009, the Board recommended that the Company’s stockholders approve a one-for-three reverse stock split of the outstanding Shares at the annual meeting of stockholders scheduled for June 11, 2009. The Company’s stockholders approved the reverse stock split on June 11, 2009, and its implementation was approved by the Board to take effect prior to the opening of markets on July 7, 2009. Also, in mid-June 2009, upon the recommendation of the Strategic Coordination Committee, the Company engaged Harris Williams & Co. (“Harris Williams”) as a financial advisor to assist the Company in connection with the Company’s exploration of potential strategic alternatives.

In August and September 2009, the Board met several times to discuss with management and Harris Williams potential strategic alternatives that might be available to the Company, including declaring a special cash dividend and a potential sale of the Company. On October 5, 2009, the Board declared a special cash dividend of $2.00 per Share, which was paid on October 22, 2009 to the Company’s stockholders of record as of October 15, 2009.

On December 8, 2009, and February 16, 2010, the Board met again to review potential strategic alternatives and current market conditions. At the December 8, 2009 meeting, the Board discussed third parties that might potentially be interested in pursuing a strategic transaction with the Company. Over the next several weeks, an executive summary of a preliminary confidential information memorandum regarding the Company that could be shared with potential strategic partners was prepared. During March 2010, in accordance with the Company’s directives, Harris Williams contacted twelve potential strategic and financial parties to inquire as to their potential interest in a transaction with the Company. The Company executed confidentiality agreements with five of these parties. Each party that executed a confidentiality agreement with the Company was provided an executive summary of a confidential information memorandum. During the course of the strategic review process, several parties expressed doubts to Harris Williams about the Company’s ability to achieve the results in its financial forecasts.

On April 22, 2010, one of these parties (“Bidder A”) submitted to the Board a non-binding indication of interest to acquire for cash all of the outstanding Shares in a going-private transaction.

On May 3, 2010, EGI, whose affiliates owned approximately 26% of the Company’s common stock, informed the Board that it was potentially interested in acquiring the Company. As a result of EGI’s indication of interest, the Board determined that it would be necessary to reconstitute the Strategic Coordination Committee because two of its members were not independent from EGI. At a special meeting of the Board on May 6, 2010, the Board reviewed the indication of interest submitted by Bidder A and reconstituted the Strategic Coordination Committee (as reconstituted, the “Special Committee”) to be comprised of Raymond A. Gross, Marc C. Particelli and Michael J. Soenen, none of whom had any interests with respect to EGI or Bidder A. On May 7, 2010, the Special Committee met to review the status of the strategic review process and evaluate the indication of interest received from Bidder A and discuss EGI’s expressed interest in possibly acquiring the Company. At the meeting, the Special Committee decided that it would be appropriate for Harris Williams to continue to act as the Company’s financial advisor for the strategic review process after determining that it remained independent of EGI. The Special Committee also engaged Jones Day as legal counsel in connection with the strategic review process and the Special Committee’s activities. Bidder A was subsequently informed that the Special Committee would evaluate Bidder A’s and any other indications of interest received at an upcoming meeting scheduled for mid-May 2010.

On May 13, 2010, the Special Committee met to discuss the strategic review process, including the scope and duration of a potential sale process and the possibility of postponing the process until market conditions improved. Representatives of Jones Day and Harris Williams attended the meeting, and Jones Day provided a description of the duties and obligations of directors in the context of conducting a strategic review process and considering a possible sale of the Company. The Special Committee also elected Michael J. Soenen as chairman.

On May 17, 2010, the Company executed a confidentiality agreement with EGI.

On May 18, 2010, the Special Committee met to discuss the process and timing of contacting a wider range of potentially interested parties. Representatives of Jones Day and Harris Williams attended the meeting, and Jones Day again discussed the duties and obligations of directors in the context of conducting a strategic review process and evaluating a potential sale of the Company. The Special Committee discussed the potential costs and benefits of pursuing a broader exploration of strategic alternatives. At a regularly scheduled meeting of the Board on May 18, 2010, the Special Committee informed the Board that it believed that it would be appropriate for confidential materials relating to the Company to be prepared for possible distribution to interested third parties in connection with a broader exploration of strategic alternatives, but had not determined at that time whether to expand the strategic review process.

On May 19, 2010, at the direction of the Special Committee, Harris Williams held discussions with Bidder A and EGI regarding their requests for due diligence materials, and asked each party to submit written indications of interest by June 8, 2010. Between May 19 and June 8, 2010, Bidder A and EGI conducted preliminary due diligence with Company personnel and submitted lists of potential financing sources to fund a possible acquisition of the Company. On May 28, 2010, the Company provided Bidder A and EGI access to an online data room and additional confidential information relating to the Company.

On June 8, 2010, EGI submitted to the Special Committee a non-binding indication of interest to acquire for cash all of the outstanding Shares at a purchase price of $13.50 per Share. EGI’s indication of interest included a 40-day “go-shop” period following execution of a definitive agreement to enable the Company to continue its strategic review process, and stated an intention to seek at least $60 million in debt financing to support the transaction. The Special Committee met on June 8, 2010 to consider the terms of EGI’s indication of interest and, after discussion of various options available to the Company, the Special Committee determined that it would be prudent and in the best interests of the Company and its stockholders to pursue a broader exploration of strategic alternatives. On June 9, 2010, EGI filed an amendment to its Schedule 13D and publicly disclosed the terms of its proposal. Bidder A did not submit an update to its indication of interest previously submitted on April 22, 2010. On June 9, 2010, the Company issued a press release announcing that it had received non-binding indications of interest from parties potentially interested in pursuing a transaction with the Company, and that a special committee of independent directors of the Board was evaluating these indications of interest and pursuing a broader exploration of strategic alternatives in an effort to enhance stockholder value. The Company also terminated its stock repurchase plan on June 9, 2010.

Over the next several weeks, a summary fact sheet and confidential information memorandum regarding the Company that could be shared with potentially interested parties was prepared and the Company’s online data room was expanded. Beginning on June 17, 2010 and continuing through July 16, 2010, in accordance with the Special Committee’s directives, Harris Williams contacted 114 potential strategic and financial parties, and provided each with a summary fact sheet. This group of potentially interested parties included 14 strategic parties and 100 financial sponsors. Of the 114 potentially interested parties contacted, 34 executed confidentiality agreements with the Company between June 22 and July 20, 2010, and received copies of the confidential information memorandum describing the Company, which included certain financial forecasts of the Company. See “—Financial Forecasts” below. Each confidentiality agreement executed by the 34 potentially interested parties, including Bidder A and EGI, contained a standstill provision that, among other things, restricted the ability of each such party to acquire or seek to acquire the assets or securities of the Company without the Company’s consent. The Special Committee instructed Harris Williams to inform all potentially interested parties that they should submit preliminary indications of interest to the Special Committee by July 27, 2010.

On July 16, 2010, the Special Committee met to receive an update regarding communications with potentially interested parties. Representatives of Jones Day and Harris Williams attended the meeting, and Harris Williams summarized the interest levels expressed by the various parties in exploring a possible transaction with the Company. The Special Committee met again on July 23, 2010 to receive an additional update from Harris

Williams regarding the status of the various potentially interested parties. At the meeting, the Special Committee discussed the merits of the Company independently pursuing its current strategic plan, and the risks involved in successfully implementing such plan in light of the Company’s historical performance.

Between July 26 and July 28, 2010, six potentially interested parties submitted letters indicating an interest in acquiring the Company. All six of these parties were financial sponsors, and included Bidder A and EGI. Preliminary purchase prices ranged from $13.50 to $17.00 per Share. On July 29, 2010, the Special Committee met, together with representatives of Jones Day and Harris Williams, to review the preliminary indications of interest received. Based on the value ranges and other proposed terms of a transaction included in each of these indications of interest, the Special Committee determined to permit four of the six potentially interested parties to proceed in the process, including Bidder A. The proposals from these four advancing parties included proposed purchase prices that ranged from $15.00 per Share to $17.00 per Share. The Special Committee instructed Harris Williams to inform the two non-advancing parties that had submitted indications of interest, including EGI, whose indication of interest restated its existing proposed purchase price of $13.50 per Share, that the Special Committee was focusing its attention and the Company’s resources on the highest offers received in the strategic review process. The Special Committee further instructed Harris Williams to assist senior management of the Company with finalizing a management presentation for the advancing parties.

On July 30, 2010, the Special Committee met to receive an update regarding conversations with representatives of EGI regarding EGI’s potential exclusion from the strategic review process. Representatives of Harris Williams informed the Special Committee that EGI had expressed surprise and disappointment in being omitted from the process and that EGI had asked what it needed to do to remain part of the process. The Special Committee instructed Harris Williams to inform EGI that the Special Committee did not believe it would be in the best interest of the Company to pursue further discussions with EGI at EGI’s current level of interest. On July 31, 2010, EGI submitted a proposal that increased its bid from $13.50 per Share to a range of $14.00 to $17.00 per Share. At a meeting on August 2, 2010, the Special Committee discussed EGI’s revised indication of interest and instructed Harris Williams to include EGI in the next phase of the strategic review process. At the meeting, the Special Committee also considered a request from Bidder A for exclusivity and expense reimbursement as a condition to remaining part of the strategic review process. Bidder A stated that its fund size, relative to EGI and other assumed participants in the strategic review process, prevented it from competing in the process as a stalking horse for other more highly capitalized participants. The Special Committee discussed the value of having Bidder A remain in the strategic review process, and instructed Harris Williams to inform Bidder A that the Special Committee would consider granting exclusivity and expense reimbursement at a later stage in the strategic review process.

On August 12, 2010, the Company provided the remaining bidders with access to the Company’s online data room and additional confidential information of the Company. From August 9 to August 20, 2010, the Company’s senior management made separate presentations to each of the five selected bidders and, in some cases, their potential financing sources at the offices of Jones Day in Chicago. On August 11, 2010, the Company made a management presentation to Bidder A and, on August 13, 2010, the Company made a management presentation to EGI. The Company made a management presentation to another bidder (“Bidder B”) on August 16, 2010, and another bidder (“Bidder C”) on August 17, 2010, and another bidder (“Bidder D”) on August 10, 2010. On August 13, August 18, and August 20, 2010, the Special Committee met to receive updates regarding the continued levels of interest of the bidders following the management presentations. Based on the lack of interest expressed by Bidder B, Harris Williams informed the Special Committee that it did not believe that Bidder B would conduct additional due diligence or submit a subsequent bid. Bidder B did not submit a subsequent bid. At each of these meetings the Special Committee discussed Bidder A’s request for expense reimbursement and the potential terms of an expense reimbursement agreement. At the meeting on August 20, 2010, the Special Committee also discussed and approved the contents of a letter to the bidders soliciting final bids.

On August 20, 2010, instruction letters for final bids were sent to the five bidders that received management presentations. The letter indicated that a draft merger agreement would be prepared by Jones Day and provided to bidders to submit as part of their final bids. The letters indicated that final bids were due no later than 12:00 p.m. (Eastern time) on September 30, 2010, and bidders were advised that offers that included committed financing arrangements and otherwise minimized or eliminated conditionality or delay would be favorably received.

On August 30, 2010, the Company entered into an expense reimbursement agreement with Bidder A. This agreement provided that the Company would reimburse Bidder A for up to $1 million of its out-of-pocket costs and expenses in connection with its evaluation of the Company and the negotiation and documentation of a potential transaction so long as Bidder A submitted a final bid with a purchase price of at least $15.60 per Share and substantially completed financing commitment letters sufficient to fund the entire purchase price. Bidder A was not granted exclusivity.

Between August 20 and September 23, 2010, the bidders and their potential financing sources conducted financial, legal, accounting, intellectual property, human resource and tax due diligence of the Company. On September 1, 2010, Bidder C met with senior management of the Company for a second time at the offices of Jones Day in Chicago to conduct in-person due diligence.

At a special meeting of the Board on September 2, 2010, senior management of the Company presented to the Board a revised financial forecast of the Company for the same periods covered by the forecast included in the confidential information memorandum that had been distributed to potentially interested parties, which forecast reflected lower financial performance for the Company as compared to the information contained in the confidential information memorandum. On September 3, 2010, the Special Committee met to discuss the revised financial forecast and its potential impact on the strategic review process. The Special Committee also reviewed the material terms of the proposed merger agreement that would be provided to the bidders. Representatives of Jones Day described the structure of the proposed transaction and key provisions relating to representations and warranties, covenants, financing contingencies and other closing conditions, termination rights and the payment of potential fees and expenses, and other material terms.

On September 9, 2010, senior management of the Company had conference calls with Bidder C and Bidder D and met with EGI to discuss the revised financial forecast. On September 9, 2010, Bidder C notified Harris Williams that it had decided not to proceed with the Company’s strategic review process. On September 13, 2010, Bidder D notified Harris Williams that it had decided not to proceed with the Company’s strategic review process. On September 6, 2010, Bidder A submitted to Harris Williams an outline of its remaining due diligence requests. On September 10, 2010, senior management of the Company held a conference call with Bidder A to discuss the revised financial forecast. Bidder A met with senior management of the Company on September 15 and September 16, 2010 to discuss the revised financial forecast and certain outstanding due diligence items.

On September 17, 2010, a draft merger agreement was made available to the bidders. On September 21, 2010, Bidder A informed Harris Williams that it could not sustain the proposed purchase price in its initial bid, and indicated that its final bid would likely be an alternative investment in the Company at a price no greater than $12.00 per Share.

On September 29, 2010, a representative of EGI informed representatives of Jones Day that EGI would not be in a position to submit its final bid by the 12:00 p.m. (Eastern time) deadline on September 30, 2010. In the evening of September 30, 2010, a representative of EGI informed Harris Williams that EGI needed additional time to complete its work in order to submit a final bid with committed financing. The Special Committee met on October 1, 2010, and after deliberation agreed to extend the bid submission deadline for EGI to the close of business on October 4, 2010. In the afternoon of October 4, 2010, EGI submitted a written proposal with a purchase price of $13.50 per Share, together with an executed debt commitment letter to obtain senior credit facilities in an aggregate amount of $56,666,667 to finance the proposed acquisition, subject to the completion of (i) an orderly liquidation value analysis of the Company and (ii) third-party confirmatory due diligence with respect to the Company’s information technology. EGI’s bid also included preliminary comments to the draft merger agreement.

The Special Committee met on the evening of October 4, 2010, and discussed EGI’s proposal, the strength of its financing commitment, the scope of its comments to the draft merger agreement, and whether $13.50 per Share was within the acceptable range of valuation for the Company. The Special Committee also discussed the potential impact of management’s revised financial forecast and the Company’s lower financial performance on EGI’s decision to reduce its proposed purchase price from the range of $14.00 to $17.00 per Share offered on July 31, 2010 to $13.50 per Share. The Special Committee considered the extent to which the decisions by Bidder C and Bidder D to abandon the strategic review process, by Bidder A to restructure its proposal and reduce its proposed price to a maximum of $12.00 per Share, and by EGI to reduce its purchase price, were attributable to the Company’s weaker than expected results of operations and the continued challenges caused by the ongoing general economic slowdown. After deliberation, the Special Committee instructed Harris Williams to seek a higher purchase price from EGI.

In the morning of October 6, 2010, the Special Committee met to receive an update regarding conversations with representatives from EGI. Harris Williams informed the Special Committee that after discussions with EGI on October 4 and October 5, 2010, EGI indicated that it would consider raising its purchase price to $13.75 per Share if the Company were prepared to move forward to negotiate a transaction. At the meeting, Harris Williams discussed with the Special Committee the results of the Company’s strategic review process, including EGI’s bid. The Special Committee discussed the prices offered by each bidder in the strategic review process and, based on the variations between the prices offered or discussed by each participant in the process, on the one hand, and the financial forecasts in the confidential information memorandum and the reforecast based on the Company’s financial results through July 2010 on the other, the Special Committee questioned whether the financial forecasts in the confidential information memorandum and the reforecast were reflective of the performance prospects of the Company. Harris Williams reiterated to the Special Committee that a number of the participants in the strategic review process had raised doubts about the Company’s ability to achieve the results in the financial forecasts that had been provided to them, and that each of these participants had discounted management’s forecasts when reaching their conclusions as to the value of the Company. After discussion, the Special Committee decided to ask senior management to revisit the forecasts utilized during the strategic review process and provide the Special Committee with an updated financial forecast to supplement the Special Committee’s ability to assess the proposals received to date in the strategic review process. At the meeting, representatives of Jones Day also summarized the proposed changes to the merger agreement made by EGI that were delivered with EGI’s October 4, 2010 bid. After further deliberation, the Special Committee instructed Harris Williams to seek a higher purchase price from EGI. The Special Committee also discussed EGI’s proposed changes to the draft merger agreement and instructed Jones Day to proceed with negotiations regarding certain non-economic issues in the merger agreement pending the final determination of EGI’s purchase price.

In the afternoon of October 6, 2010, the Special Committee met to receive an update from Harris Williams regarding conversations earlier in the day with EGI in which EGI had indicated that it could not increase its proposed purchase price above $13.75 per Share. Later in the afternoon of October 6, 2010, EGI submitted a revised written proposal with a purchase price of $13.75 per Share. EGI informed the Special Committee that its revised proposal was contingent upon the satisfactory results of an orderly liquidation value analysis of the Company and a review by EGI’s advisors of the Company’s information technology. EGI further informed the Special Committee that it was prepared to commence these due diligence reviews immediately so that it would be in a position to move forward with a potential transaction if that was the recommendation of the Special Committee. EGI also requested that the Company reimburse EGI for the third-party expenses associated with these due diligence reviews up to an amount not to exceed $70,000. On October 7, 2010, the Special Committee agreed to reimburse EGI for the third-party expenses associated with these due diligence reviews up to $70,000, and instructed Jones Day to continue negotiations on the draft merger agreement with EGI.

On October 8, 2010, senior management of the Company delivered to the Special Committee an updated financial forecast of the Company for the fiscal years ending December 31, 2010 through 2014 (the “Financial Forecast”). See “—Financial Forecasts” below.

On October 10, 2010, Jones Day circulated a revised draft of the merger agreement to EGI.

On October 11, 2010, the Special Committee met with Christopher J. Locke, the Chief Financial Officer of the Company, to discuss the Financial Forecast. At the meeting, Mr. Locke informed the Special Committee that the Financial Forecast had been prepared to reflect assumptions that senior management of the Company believed more realistically indicated achievable results for the Company than the assumptions underlying the Company’s prior forecasts. The Special Committee discussed the Financial Forecast and, at the conclusion of this discussion, the Special Committee indicated that in its view the Financial Forecast presented a more realistic representation of the prospects for the Company. The Special Committee instructed Harris Williams to focus on the Financial Forecast when preparing financial analyses for the Special Committee’s consideration.

On October 12, 2010, representatives of EGI, EGI’s outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), and Jones Day met at the offices of Jones Day in Chicago to discuss the key open issues in the draft merger agreement, including the need for affiliates of EGI that own Shares to agree to tender or vote their Shares in favor of a transaction. The parties also discussed the need for EGI to guarantee the obligations of its acquisition entities under the merger agreement. After the meeting on October 12, 2010, Jones Day circulated a draft of the tender and support agreement to Skadden Arps. On October 13, 2010, Skadden Arps provided comments to the revised draft of the merger agreement.

On October 15, 2010, the Special Committee met with Ronald L. Blake, the President and Chief Executive Officer of the Company, to discuss the Financial Forecast. At the meeting, Mr. Blake confirmed that he believed that the Financial Forecast presented by Mr. Locke at the October 11, 2010 Special Committee meeting was a realistic forecast of the Company’s anticipated financial performance. At the meeting, Harris Williams discussed with the Special Committee financial aspects of EGI’s $13.75 per Share proposal. The Special Committee also received a detailed description from representatives of Jones Day regarding EGI’s proposed changes to the merger agreement.

On October 18, 2010, Jones Day circulated a draft of a limited guarantee and a revised draft of the merger agreement to Skadden Arps. On October 19, 2010, Skadden Arps circulated its comments to the revised draft of the merger agreement and a revised draft of the tender and support agreement to Jones Day. On October 20, 2010, Jones Day circulated a revised draft of the limited guarantee and a revised draft of the merger agreement to Skadden Arps. On October 21, 2010, Skadden Arps circulated comments to the tender and support agreement to Jones Day.

In the morning of October 22, 2010, representatives of EGI informed representatives of Jones Day that EGI was considering a possible purchase price reduction. Also in the morning of October 22, 2010, representatives of Skadden Arps informed representatives of Jones Day that EGI had not completed its internal due diligence review and would not be in a position to execute a definitive merger agreement until October 25, 2010. In the afternoon of October 22, 2010, the Special Committee met to consider EGI’s possible purchase price reduction and apparent inability to finalize its ongoing due diligence until October 25, 2010 at the earliest. Following the Special Committee meeting, the Board held a meeting to receive an update from the Special Committee on the most recent activity in the strategic review process. At the meeting, Mr. Soenen informed the members of the Board that issues remained to be negotiated with EGI. The Special Committee recommended that the Board schedule a meeting for October 26, 2010 to review the proposed EGI transaction.

On October 25, 2010, EGI informed the Special Committee that it was reducing its proposed purchase price to $13.65 per Share due to additional transaction-related expenses that EGI had not anticipated when it submitted its proposal.

In the morning of October 26, 2010, the Special Committee met to discuss EGI’s revised purchase price. At the meeting, representatives of Jones Day described the unresolved issues in the merger agreement. In the afternoon of October 26, 2010, the Special Committee reconvened to receive an update from Mr. Soenen regarding conversations with EGI. Mr. Soenen informed the Special Committee that the Company was able to reduce certain transaction-related expenses that EGI had not anticipated and that EGI was prepared to execute a merger agreement at a purchase price of $13.75 per Share. Following the Special Committee meeting, the Board held a meeting to receive an update from the Special Committee. At the meeting, Mr. Soenen informed the members of the Board that an agreement in principle on the main issues had been reached with EGI, and that EGI needed approximately six hours to finalize its financing commitments. The Special Committee recommended that the Board schedule a meeting for October 27, 2010 to review the proposed EGI transaction.

On the evening of October 26, 2010, Skadden Arps circulated a revised draft of the merger agreement to Jones Day.

On October 27, 2010, the Special Committee met to review the proposed EGI transaction. At the meeting, representatives from Jones Day described the duties and obligations of the Special Committee in evaluating the transaction with EGI and recommending a sale of the Company, including the duties of care, loyalty and disclosure to the Company and its stockholders, and the duty of the Board to obtain the highest value reasonably available for stockholders in the transaction. Also at this meeting, Harris Williams reviewed with the Special Committee its financial analysis of the $13.75 per Share consideration and rendered to the Special Committee an oral opinion, which opinion was confirmed by delivery of a written opinion dated October 27, 2010, to the effect that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in its opinion, the $13.75 per Share consideration to be paid in the Offer and the Merger, taken together, to holders of Shares (other than EGI, Parent, Purchaser and their respective affiliates and holders who are entitled to and properly demand an appraisal of their Shares) was fair, from a financial point of view, to such holders. See “—Opinion of the Special Committee’s Financial Advisor” below. The Special Committee then resolved to recommend to the Board that it approve the merger agreement and related documents and recommend to the stockholders that they tender their Shares in the Offer.

Following the Special Committee meeting, the Board met on October 27, 2010, to review presentations from Harris Williams and Jones Day and receive the recommendation of the Special Committee regarding the proposed transaction with EGI. Drafts of the transaction documents, including the merger agreement, and other materials prepared by Harris Williams and Jones Day were distributed to the members of the Board in advance of the meeting. Harris Williams summarized the presentation that Harris Williams had reviewed with the Special Committee earlier that day regarding the strategic review process and its financial analysis of the $13.75 per Share consideration. Jones Day made a presentation regarding the negotiated terms of the merger agreement with EGI and the directors’ fiduciary duties in considering the authorization of the merger agreement and the recommendation to the stockholders of the Company that they tender their Shares in the Offer. Following these presentations and discussions among the members of the Board, the Special Committee unanimously recommended to the Board that it approve the merger agreement and recommend to the stockholders that they tender their Shares in the Offer. Because of their respective affiliations with EGI and its affiliates, directors Donald J. Liebentritt, Mark R. Sotir and F. Philip Handy indicated their intention to recuse themselves for the vote approving the transaction with EGI. Later in the evening following review of the Company’s press release and other transaction-related communications, the Board reconvened with F. Philip Handy unable to attend, and received an update from representatives of Jones Day regarding the status of the press release and other communications. Mr. Blake reminded the Board that he would earn certain payments and certain of his benefit awards would accelerate in the event of a transaction with EGI. See “—Arrangements with Current Executive Officers and Directors of the Company” under Item 3 above. Following such discussion, Mr. Liebentritt and Mr. Sotir recused themselves from the meeting due to their respective relationships with EGI and its affiliates, and the remaining directors present at the meeting unanimously approved the Merger Agreement and related documents and resolved to recommend that the stockholders of the Company tender their Shares in the Offer.

Early in the morning of October 28, 2010, the parties executed the Merger Agreement and related documents. On October 28, 2010, before the stock market opened, the Company issued a press release announcing the transaction.

Reasons for the Recommendation of the Special Committee and the Board of Directors

The Special Committee. EGI and its affiliates are collectively the largest stockholder of the Company and three members of the Board are either EGI employees or maintain ties to EGI and its affiliates. Accordingly, the Board established the Special Committee to explore strategic alternatives, and evaluate, negotiate and make recommendations to the Board in connection with the proposed transaction with EGI and any transaction with other potentially interested parties. The Special Committee, with the assistance of independent legal and financial advisors, evaluated and negotiated the transaction, including the terms and conditions of the Offer, the Merger Agreement and the related agreements. Following the negotiations, the Special Committee unanimously determined that the transactions contemplated by the Offer and the Merger Agreement were advisable and fair to and in the best interests of the Company’s stockholders, other than EGI and its affiliates, and recommended that the Merger Agreement be approved by the Board and that the Board resolve to recommend that the stockholders of the Company tender their Shares in the Offer.

In the course of reaching its determination and making the recommendation described above, the Special Committee considered a number of factors and a substantial amount of information, including at 32 committee meetings since May 6, 2010 and during substantial additional discussions in between such meetings. The principal factors and benefits that the Special Committee believes support its conclusion are set forth below:

•

Financial Condition and Prospects of the Company. The Special Committee considered a number of factors impacting the business, operations, prospects, business strategy, properties and assets of the Company, including the financial condition of the North American economy, and that of the United States in particular which is slowly emerging from a recession of extended duration, and the future economic environment that may continue to be less favorable than that of recent years. In particular, the Special Committee considered the current and expected conditions in the general economy and in the restaurant industry as well as the challenges posed to the Company’s marketing services and marketing credits programs on a going-forward basis. The Special Committee also considered the significant costs associated with being a publicly-owned company as well as the risks and burdens associated with managing public quarterly earnings targets, continual public disclosure requirements and stockholder relations efforts. The Special Committee discussed at length the projected reductions in consumer spending in the foreseeable future as well as the continued reduced access to credit and external financing sources resulting from the recent economic slowdown. Further, the Special Committee discussed and deliberated at length concerning the Company’s historical and current financial performance, including the risks associated with achieving and executing the Company’s business plan and strategy particularly in light of the risk of a sustained economic downturn. Based on these considerations, the costs and operating restrictions associated with continuing to maintain the Company as a public company, and the substantial risks attendant to the ability to execute the Company’s strategic plan, the Special Committee believes that a sale of the Company at the Offer Price is in the best interests of the Company and its stockholders.

•

Historical Trading Prices; Premium to Market Price. The Special Committee considered the relationship of the Offer Price and the Merger Consideration to the historical and projected market prices of the Shares on NASDAQ. The Offer Price represents:

•

approximately a 39% premium over the closing price of the Shares on NASDAQ on June 8, 2010, the day before the Company issued a press release (i) indicating that it had received indications of interest in pursuing a strategic transaction and (ii) announcing that the Company was pursuing a broader exploration of strategic alternatives; and

•	approximately a 14% dividend adjusted premium to the average closing price of the Shares on NASDAQ during the twelve months ended June 8, 2010.

•

Strategic Alternatives. The Special Committee considered its recent evaluations of the Company’s strategic alternatives, including (i) independently pursuing the current strategic plan in light of the risks involved in successfully implementing such plan based on the historical performance of the Company, or (ii) selling the Company to another bidder. After carefully considering these alternatives, the Special Committee determined that a sale of the Company to Parent on the terms proposed in the Merger Agreement was the best alternative.

•

Solicitation of Other Parties. The Special Committee also considered (i) the fact that a strategic review process was conducted in which 114 third parties were contacted to solicit interest in a possible transaction with the Company, but no alternative proposals providing for the acquisition of the Company on terms comparable or superior to the Offer were received, (ii) whether parties other than Parent would be willing or capable of entering into a transaction with the Company that would provide value to the Company’s stockholders superior to the cash price to be paid pursuant to the Offer and the Merger, (iii) the risks of the proposed transaction with Parent, and the risks to the Company’s business that may have resulted from a continuation or termination of the strategic review process, and (iv) the fact that the Board could terminate the Merger Agreement to accept a Superior Proposal (as defined in the Merger Agreement), subject to payment of a termination fee and reimbursement of certain of Parent’s expenses prior to the purchase of Shares in the Offer.

•

Cash Tender Offer; Certainty of Value. The Special Committee considered the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of value of such cash consideration. The Special Committee also considered that, while the consummation of the Offer gives the stockholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the Company’s exploration of strategic alternatives on June 8, 2010, tendering in the Offer would eliminate the opportunity for stockholders to participate in the future growth and profits of the Company.

•

Timing of Completion. The Special Committee considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all Shares, which should allow stockholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which stockholders (other than Parent, Purchaser and stockholders who perfect their appraisal rights under the DGCL) will receive the same consideration as received by stockholders who tender their Shares in the Offer. The Special Committee also considered the business reputation of EGI and the substantial financial resources of EGI and, by extension, Parent and Purchaser, which the Special Committee believed supported the conclusion that an acquisition transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•

Opinion of Financial Advisor. The Special Committee considered the opinion and related financial analyses of Harris Williams, dated October 27, 2010, to the Special Committee as to the fairness, from a financial point of view and as of the date of the opinion, of the $13.75 per Share consideration to be paid in the Offer and the Merger, taken together, to holders of Shares (other than EGI, Parent, Purchaser and their respective affiliates and holders who are entitled to and properly demand an appraisal of their Shares), as more fully described below under “—Opinion of the Special Committee’s Financial Advisor.” Holders of Shares are encouraged to read the opinion, as set forth in Annex A hereto and incorporated herein by reference, carefully in its entirety.

•

Terms of the Merger Agreement. The Special Committee reviewed, considered and discussed with the Company’s management and outside advisors the terms and conditions of the Merger Agreement. The Special Committee believed that the provisions of the Merger Agreement were in the best interests of the Company and the Company’s stockholders. In particular:

•

No Financing Condition; Reverse Termination Fee. The Special Committee considered the representation and covenant of Parent that it will have available sufficient cash and other financial resources to satisfy its obligations to cause Purchaser to purchase and pay for Shares pursuant to the Offer and to cause the Surviving Corporation to pay the aggregate Merger Consideration, and the fact that the Offer is not subject to a financing condition. The Special Committee further considered Parent’s obligation to pay a reverse termination fee of $4,360,000 and reimburse the Company’s expenses up to $750,000 in the event that Parent fails to obtain the financing for the transaction prior to December 31, 2010.

•	Guarantee of EGI Affiliate. The Special Committee considered the fact that EGI-Fund (08-10) Investors, L.L.C., an affiliate of EGI with assets substantially in excess of $50 million, has guaranteed the obligations of Parent and Purchaser in the event that the reverse termination fee and expenses of the Company become payable under the Merger Agreement.

•

Ability to Respond to Certain Unsolicited Takeover Proposals. The Special Committee considered the fact that the Merger Agreement, while prohibiting the Company, its subsidiaries and its representatives from, directly or indirectly, (1) initiating, soliciting or knowingly encouraging the submission or announcement of any inquiries, proposals or offers that constitute or would reasonably be expected to lead to an Acquisition Proposal (as defined in the Merger Agreement), or (2) engaging with any third party in any discussions or negotiations concerning, or furnishing any confidential information to any third party in connection with, an Acquisition Proposal, and while prohibiting the Board and the Special Committee from (a) approving or recommending, or publicly proposing to approve or recommend, any Acquisition Proposal, (b) causing or permitting the Company or any of its subsidiaries to enter into any letter of intent, agreement in principle, acquisition agreement or similar agreement with respect to any Acquisition Proposal, or (c) failing to make, withdrawing or modifying in a manner adverse to Parent or Purchaser, or resolving or publicly proposing to withdraw or modify in a manner adverse to Parent or Purchaser, the Board’s recommendation, the Merger Agreement does permit the Company, in response to an unsolicited Acquisition Proposal received from a third party after the date of the Merger Agreement and before the Acceptance Time, which did not result from a breach of the foregoing prohibitions, to furnish information regarding the Company and to participate in negotiations regarding such Acquisition Proposal, assuming (i) the Special Committee determines in good faith, after consultation with outside counsel and financial advisors, that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal and (ii) after consultation with its outside counsel, the Board (acting upon the recommendation of the Special Committee) determines in good faith that failure to take such action would be inconsistent with its fiduciary duties. In addition, the Special Committee considered the fact that, subject to certain limitations, the Board may terminate the Merger Agreement to accept a Superior Proposal, subject to payment of a termination fee and reimbursement of certain expenses.

•

Change in Recommendation/Termination Right to Accept Superior Proposals. The Special Committee considered the provisions in the Merger Agreement that provide for the ability of the Board (i) to withdraw, modify or change in a manner adverse to Parent and Purchaser, the recommendation of the Board to the Company’s stockholders that they accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the DGCL, vote their Shares in favor of the approval of the Merger and of the adoption of the Merger Agreement, and/or (ii) to terminate the Merger Agreement, in each case if certain conditions are satisfied, including: (a) the Company has received an Acquisition Proposal that the Board (acting upon the recommendation of the Special Committee) concludes in good faith, after consultation with outside counsel and financial advisors, is a Superior Proposal, (b) at least four (4) business days’ prior written notice is given to Parent and Purchaser of the Board’s intent to take such action, (c) the Company will have taken into account any changes to the terms of the Merger Agreement proposed by Parent in response to such notice, (d) the Company and its representatives, during such notice period, must negotiate with Parent in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that the Acquisition Proposal ceases to be a Superior Proposal, and (e) if the Company terminates the Merger Agreement, the Company must pay the termination fee and expenses of Parent described below.

•

Termination Fee. The Special Committee considered the termination fee of $2,180,000 and reimbursement of Parent’s expenses up to $750,000 that could become payable pursuant to the Merger Agreement under certain circumstances, including to terminate the Merger Agreement to accept a Superior Proposal. The Special Committee considered Parent’s insistence as a condition to its offer that the Company would be obligated to pay this termination fee and expense reimbursement, under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions.

•

Extension of Offer Period. The Special Committee considered the fact that the Merger Agreement provides that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer or, if applicable, certain subsequent expiration dates.

•

Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Special Committee considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions in the Merger Agreement to the obligations of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer. The Special Committee further considered the fact that, if the Merger is not completed, the Company’s officers and other employees will have expended extensive time and effort attempting to complete the transaction and will have experienced significant distractions from their work during the pendency of the transaction. The Special Committee further considered the fact that, if the Merger is not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of customers and employees.

•

Short Form Merger. The Special Committee took into account that the Merger Agreement grants Parent the right, if the Offer is successful, to purchase, under certain circumstances, enough authorized but unissued Shares to achieve the 90% threshold required to effect a “short form” merger to acquire the remaining equity of the Company pursuant to Section 267 of the DGCL, without additional approval of the Board.

•

Appraisal Rights. The Special Committee considered the availability of appraisal rights with respect to the Merger for Company stockholders who properly exercise their rights under the DGCL, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their Shares at the completion of the Merger.

•

Pre-Closing Covenants. The Special Committee considered that, under the terms of the Merger Agreement, the Company has agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Parent. The Special Committee further considered that these terms may limit the ability of the Company to pursue business opportunities that it might otherwise pursue.

•

Tax Treatment. The Special Committee considered that the consideration to be received by the holders of Shares in the Offer and the Merger would be taxable to such holders for federal income tax purposes.

•

Regulatory Approval and Third Party Consents. The Special Committee considered the regulatory approvals and third party consents that may be required to consummate the Offer and the prospects for receiving any such approvals and consents.

•

Tender and Support Agreements. The Special Committee noted that the stockholders who entered into the Tender and Support Agreement control approximately 12.1% of the outstanding Company Common Stock and have agreed to tender their Shares in the Offer.

The Special Committee believes that sufficient safeguards were and are present to ensure the procedural fairness of the transaction and to permit the Special Committee to represent effectively the interests of Company’s stockholders, other than EGI and its affiliates. These procedural safeguards include the following:

•

Special Committee Authority. The Special Committee had the exclusive authority to negotiate the terms of the transaction on behalf of the Company, had no obligation to recommend the approval of the transaction, and had the power to reject the proposed transaction on behalf of the Company.

•

Minimum Condition. The Merger Agreement contains a minimum condition that at least 75% of the outstanding Shares must be validly tendered and not withdrawn in the Offer (the “Minimum Condition”). In order to satisfy the Minimum Condition, more than a majority of Shares owned by stockholders who are unaffiliated with Parent and Purchaser must also be tendered in the Offer.

•

Advisors. The Special Committee engaged Jones Day, as legal advisor, and Harris Williams, as financial advisor, which the Special Committee determined had no relationships that would compromise their independence.

•

Interests of the Special Committee. The Special Committee is comprised of three independent Company directors who are not affiliated with EGI and its affiliates and are not employees of the Company or any of its affiliates. Other than the receipt of Board and Special Committee fees and reimbursement of expenses, which are not contingent upon the consummation of the transaction or the Special Committee’s recommendation of the transaction, and their indemnification and liability insurance rights under the Merger Agreement, members of the Special Committee do not have an interest in the transaction different from that of the Company stockholders generally, other than EGI and its affiliates.

•

Recommendation Changes and Termination. Under the terms of the Merger Agreement, the Board, acting through or consistent with the recommendation of the Special Committee, may withdraw, modify or qualify its recommendation, or terminate the Merger Agreement, under certain circumstances. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent and Purchaser—The Merger Agreement.”

Given the procedural safeguards described above, the Special Committee did not consider it necessary to retain, and did not retain, an unaffiliated representative to act solely on behalf of the Company’s unaffiliated stockholders for purposes of negotiating the terms of the Offer and the Merger or preparing a report concerning the fairness of the transaction.

The foregoing discussion of information and factors considered by the Special Committee is not intended to be exhaustive, but is believed to include all of the material factors considered by the Special Committee. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Special Committee did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendations. Rather, the Special Committee viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In considering the factors discussed above, individual members of the Special Committee may have given different weight to different factors.

The Special Committee’s consideration of the factors described above reflects its assessment of the fairness of the Offer Price to the Company’s stockholders that are unaffiliated with Parent, Purchaser and EGI in relation to the going-concern value of the Company on a stand-alone basis. In reaching the conclusion as to fairness, the Special Committee did not consider the liquidation value or net book value of the Company. The liquidation value was not considered because the Special Committee considers the Company to be a viable going concern with its value derived from cash flows from its continuing operations rather than its assets. The net book value was not considered as (1) the Company’s business is not hard-asset intensive and (2) the Company’s business is not otherwise of a nature whose value is traditionally measured as a multiple of book value. Therefore, the Special Committee believes that each of the liquidation value and the net book value of the Company is irrelevant to a determination as to whether the Offer is fair to stockholders that are unaffiliated with the Parent, Purchaser and EGI.

The Special Committee also did not review the purchase prices paid in recent purchases of Shares by the Company or any director, officer or affiliate of the Company because, to the Special Committee’s knowledge, there have not been any such transaction in the past sixty days and it did not consider any transactions that may have occurred prior to the last sixty days to be material to its consideration of the Offer and the Merger.

Except as discussed above in “—Background of the Offer and Merger,” to the knowledge of the Special Committee, there have been no firm offers made by any person, other than Parent and Purchaser, during the two years preceding the date hereof for (1) the merger or consolidation of the Company with or into another company, or vice versa, (2) the sale or other transfer of all or any substantial part of the assets of the Company or (3) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

The Board of Directors. The Board met on October 27, 2010 to consider the Offer, the Merger Agreement and the transactions contemplated thereby. On the basis of the Special Committee’s recommendations and the other factors described below, the Board, among other things, (1) determined that the Offer, Merger Agreement and the related documents, and the transactions contemplated thereby, including the Merger, are advisable and fair to, and in the best interests of the Company and all of its stockholders, other than EGI and its affiliates, and (2) resolved to recommend that the stockholders of the Company tender their Shares in the Offer.

In determining that the Offer, the Merger Agreement and the Merger are advisable and fair to, and in the best interests of the Company and its stockholders, other than EGI and its affiliates, the Board considered:

•	the unanimous determination and recommendation of the Special Committee; and

•

the factors considered by the Special Committee as described above under “—Reasons for the Recommendation of the Special Committee and the Board of Directors—The Special Committee,” including the positive factors and potential benefits of the Offer, the Merger Agreement and the Merger, the risks and potentially negative factors relating to the Offer, the Merger Agreement and the Merger and the factors relating to procedural safeguards.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendations. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In considering the factors discussed above, individual members of the Board may have given different weight to different factors.

In connection with the consummation of the Offer and the Merger, Mr. Blake, the management member of the Board, may receive benefits and compensation that may differ from the merger consideration the Company stockholders would receive. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company.”

Financial Forecasts

The Company does not as a matter of course make public projections as to future performance, earnings or other results. However, the Company provided a financial forecast to potentially interested parties in the strategic review process (the “Initial Financial Forecast”), and provided an updated financial forecast prepared by the Company’s management regarding the Company’s anticipated future operations for the fiscal years ending December 31, 2010 through 2014 (as previously defined, the “Financial Forecast”) to the Special Committee. The Special Committee’s financial advisor extended the Financial Forecast through December 31, 2015 at a normalized industry growth rate, as approved by the Special Committee, for use by the Special Committee’s financial advisor in connection with its opinion and related financial analysis. A summary of the Initial Financial Forecast and the Financial Forecast is set forth below.

Except as described below, the financial forecasts do not reflect any of the effects of the transaction contemplated by the Offer or the Merger, or any other changes that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Merger Agreement or the transactions contemplated thereunder. The financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission (the “SEC”), the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained in the financial forecasts nor have they expressed any opinion or given any form of assurance with respect to such information or its achievability. The summaries of the financial forecasts are not being included in this Statement to influence your decision whether to tender your Shares pursuant to the Offer, but because the financial forecasts were made available by the Company to potentially interested parties in the strategic review process and the Special Committee.

The financial forecasts make numerous assumptions, many of which are beyond the control of the Company and may not be realized. These assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult to predict. The financial forecasts also reflect assumptions as to certain business decisions that are subject to change.

The financial forecasts do not reflect revised prospects for the Company’s business, changes in expected general business and economic conditions, changes in the Company’s course of action in response to changes in expected general business and economic conditions, changes in generally accepted accounting principles during the periods covered by the financial forecasts or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial forecasts were prepared. Accordingly, the financial forecasts are not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth below, and should not be regarded as a representation that they will be achieved. There can be no assurance that the financial forecasts will be realized, and actual results may vary materially from those shown.

The inclusion of the financial forecasts in this Statement should not be regarded as an indication that any of the Company or its affiliates or representatives considered or consider the financial forecasts to be predictive of actual future events, and the financial forecasts should not be relied upon as such. None of the Company or its affiliates or representatives can give you any assurance that actual results will not differ from the financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the financial forecasts to reflect circumstances existing after the date the financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the financial forecasts are shown to be in error. The Company does not intend to make publicly available any update or other revisions to the financial forecasts. None of the Company or its affiliates or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the financial forecasts or that forecasted results will be achieved.

The financial forecasts should be read together with the historical financial statements of the Company, which may be obtained from the Company’s periodic reports filed with the SEC, and in light of the above mentioned assumptions and uncertainties.

The Initial Financial Forecast projected, among other things: (i) revenues of approximately $120.2 million, $138.6 million, $161.6 million, $182.9 million and $200.9 million for the fiscal years ending December 31, 2010 through 2014, respectively, and (ii) earnings before interest, taxes, depreciation and amortization, as adjusted for non-recurring costs (“adjusted EBITDA”), of approximately $23.5 million, $30.7 million, $42.3 million, $52.6 million and $60.5 million for the fiscal years ending December 31, 2010 through 2014, respectively.

The Financial Forecast projected, among other things: (i) revenues of approximately $113.0 million, $121.2 million, $129.5 million, $137.4 million and $145.1 million for the fiscal years ending December 31, 2010 through 2014, respectively, and (ii) adjusted EBITDA of approximately $20.7 million, $21.7 million, $23.8 million, $25.5 million and $27.6 million for the fiscal years ending December 31, 2010 through 2014, respectively.

THE FINANCIAL FORECASTS ARE NOT GUARANTEES OF PERFORMANCE. THEY INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. THE FUTURE FINANCIAL RESULTS OF THE COMPANY MAY MATERIALLY DIFFER FROM THOSE EXPRESSED IN THE FINANCIAL FORECASTS. MANY OF THE FACTORS THAT WILL DETERMINE THESE RESULTS AND VALUES ARE BEYOND THE COMPANY’S ABILITY TO CONTROL OR PREDICT. STOCKHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FINANCIAL FORECASTS. THE COMPANY DOES NOT INTEND TO UPDATE OR REVISE THE FINANCIAL FORECASTS.

Opinion of the Special Committee’s Financial Advisor

Harris Williams is acting as financial advisor to the Special Committee in connection with the Offer and the Merger. The Special Committee requested that Harris Williams evaluate the fairness, from a financial point of view, of the $13.75 per Share consideration to be paid in the Offer and the Merger, taken together, to holders of Shares (other than EGI, Parent, Purchaser and their respective affiliates and holders who are entitled to and properly demand an appraisal of their Shares). At a meeting of the Special Committee held on October 27, 2010 to evaluate the Offer and the Merger, Harris Williams delivered to the Special Committee an oral opinion, which opinion was confirmed by delivery of a written opinion dated October 27, 2010, to the effect that, as of that date and based upon and subject to certain assumptions, factors and qualifications, the $13.75 per Share consideration to be paid in the Offer and the Merger, taken together, to holders of Shares (other than EGI, Parent, Purchaser and their respective affiliates and holders who are entitled to and properly demand an appraisal of their Shares) was fair, from a financial point of view, to such holders.

The full text of Harris Williams’ opinion, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Harris Williams in connection with its opinion, is attached to this document as Annex A and is incorporated herein by reference. The description of Harris Williams’ opinion set forth in this document is qualified in its entirety by reference to the full text of Harris Williams’ opinion. Harris Williams’ opinion was intended and provided for the use of the Special Committee (in its capacity as such) in connection with its evaluation of the $13.75 per Share consideration from a financial point of view and did not address any other aspect of the Offer or the Merger. Harris Williams’ opinion is not intended to be and does not constitute a recommendation to the Special Committee, the Board or any other party as to how to act or vote with respect to any matters, including whether any stockholder should tender Shares in the Offer or how any stockholder should act or vote in connection with the Offer or the Merger. Harris Williams was not requested to, and its opinion does not, address the Company’s underlying business decision to pursue the Offer and the Merger and Harris Williams was not asked to consider for purposes of its opinion, and its opinion does not address, the relative merits of the Offer or the Merger as compared to any alternative business strategies or transactions that might exist for the Company or in which the Company might engage. Harris Williams’ opinion was necessarily based on financial, stock market, economic and other conditions and circumstances disclosed to Harris Williams or that existed and could be evaluated by Harris Williams as of the date of its opinion.

In connection with its opinion, Harris Williams:

•	reviewed an execution version, provided to Harris Williams on October 27, 2010, of the agreement and certain related documents;

•	held discussions with certain senior officers, directors, and other representatives of the Company concerning the business, operations, and prospects of the Company;

•

reviewed certain publicly available historical business and financial information relating to the Company and certain financial forecasts and other data relating to the Company prepared by the Company’s management, including the Company’s historical and projected earnings, capitalization, and financial condition;

•	reviewed historical trading prices and volumes of Company common stock;

•	analyzed certain financial, stock market and other publicly available information relating to certain other companies;

•	analyzed, to the extent publicly available, the financial terms of certain other mergers and acquisitions;

•

considered the results of the efforts undertaken on behalf of the Company to solicit indications of interest from third parties with respect to a possible acquisition of the Company following the Company’s public announcement that it was exploring strategic alternatives; and

•	considered such other financial, economic, and market criteria, and conducted such other analyses and examinations as Harris Williams deemed necessary or appropriate to arrive at its opinion.

In rendering its opinion, with the Special Committee’s consent, Harris Williams assumed and relied, without independent verification, on the accuracy and completeness of all financial and other information used by Harris Williams, including publicly available information, or furnished to or otherwise discussed with Harris Williams by the Company and its representatives and advisors, and on the assurances of the Company’s management that it was not aware of any relevant information that had been omitted or that remained undisclosed to Harris Williams. At the Special Committee’s direction, Harris Williams used and relied on for purposes of its analyses and opinion the most recent financial forecasts prepared by the Company’s management. With respect to such financial forecasts and other information used in its analyses, Harris Williams assumed, on the Company’s advice, that such forecasts and other information were reasonably prepared on a basis reflecting the best currently available estimates and judgments as to the future financial performance of the Company. Harris Williams did not assume any responsibility for or express any views as to such forecasts and information or the assumptions on which they were based. Harris Williams assumed, with the Special Committee’s consent, that the Offer and the Merger would be consummated in accordance with the terms set forth in the execution version of the agreement that Harris Williams reviewed without waiver or modification of any material term and that all necessary governmental, regulatory and other approvals and consents would be obtained without adverse effect on the Company, the Offer or the Merger. Representatives of the Company advised Harris Williams, and Harris Williams also assumed, that the final terms of the agreement would not vary materially from those set forth in the execution version that Harris Williams reviewed.

Harris Williams did not make nor was it provided with an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of the Company, nor did Harris Williams make a comprehensive physical inspection of the properties or assets of the Company. Harris Williams expressed no view or opinion as to any terms or other aspects (other than the per Share consideration to the extent expressly specified in its opinion) of the Offer or the Merger, including, without limitation, the form or structure of the Offer and the Merger or any tender and voting or other agreements or arrangements entered into in connection with, or contemplated by, the Offer and the Merger or otherwise. In addition, Harris Williams expressed no opinion or view as to the fairness of the amount, nature or any other aspect of any compensation to be paid to any officers, directors or employees of any party in connection with the Offer or the Merger, or class of such persons, relative to the per Share consideration or otherwise. Except as described in this summary, the Special Committee imposed no other instructions or limitations on Harris Williams with respect to the investigations made or the procedures followed by it in rendering its opinion.

The following is a brief summary of the material financial and comparative analyses that Harris Williams deemed to be appropriate for this type of transaction and that were reviewed with the Special Committee by Harris Williams in connection with rendering its opinion. The summary of Harris Williams’ analyses described below is not a complete description of the analyses underlying Harris Williams’ opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Harris Williams made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

In its analyses, Harris Williams considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company or transaction used in Harris Williams’ analyses is identical to the Company or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies analyzed. The estimates contained in Harris Williams’ analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Harris Williams’ analyses are inherently subject to substantial uncertainty.

The financial analyses summarized below include information presented in tabular format. In order to fully understand Harris Williams’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Harris Williams’ financial analyses.

Selected Public Companies Analysis. Harris Williams reviewed publicly available financial information of the Company and the following 16 selected publicly traded companies, three of which are customer loyalty and/ or rewards providers, four of which are information services providers, five of which are e-commerce and/or online marketing companies and four of which are specialty finance and/or payment processing companies:

Customer Loyalty/Rewards Providers	Information Services Providers
• Alliance Data Systems Corporation	• Acxiom Corporation
• Groupe Aeroplan Inc.	• Equifax Inc.
• OpenTable, Inc.	• Experian plc
• Fiserv, Inc.

E-Commerce/Online Marketing Companies	Specialty Finance/Payment Processing Companies
• Expedia, Inc.	• Global Cash Access Holdings, Inc.
• Harte-Hanks, Inc.	• Heartland Payment Systems, Inc.
• IAC/InterActiveCorp.	• Total System Services, Inc.
• Orbitz Worldwide, Inc.	• World Acceptance Corporation
• priceline.com Incorporated

Harris Williams reviewed, among other things, enterprise values of the selected companies, calculated as market value based on closing stock prices on October 26, 2010, plus debt, less cash and other adjustments, as a multiple of calendar years 2010 and 2011 estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA. Harris Williams also reviewed equity values of the selected companies based on closing stock prices on October 26, 2010 as a multiple of calendar years 2010 and 2011 earnings per share, referred to as EPS. Harris Williams then applied a range of selected calendar years 2010 and 2011 estimated EBITDA and EPS multiples derived from the selected companies to corresponding data of the Company. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of the Company were based on the Financial Forecast prepared by the Company’s management. This analysis indicated the following approximate implied per share equity reference range for the Company, as compared to the $13.75 per Share consideration:

Implied Per Share Equity Reference Range	Per Share Consideration
$16.42 – $17.95	$13.75

In connection with its opinion, Harris Williams considered the selected public companies that it analyzed to lack sufficient comparability to the Company given the Company’s business mix and other factors that distinguish the Company from such selected companies and, accordingly, Harris Williams did not rely upon this analysis in reaching its opinion.

Selected Precedent Transactions Analysis. Harris Williams reviewed, to the extent publicly available, financial information relating to the following seven selected transactions involving companies in the customer loyalty and/or rewards and marketing services industries:

Acquiror	Target
• Affinion Group, Inc.	• Connexions Loyalty Travel Solutions, L.L.C.
• Golden Gate Private Equity, Inc.; Infor Global Solutions Holdings Ltd.	• SoftBrands, Inc.
• IAC/InterActiveCorp	• People Media LLC
• Union Street Acquisition Corp.	• Archway Marketing Services, Inc.
• One Equity Partners, LLC	• Vertrue Incorporated
• Intersections Insurance Services, Inc.	• Chartered Marketing Services, Inc.
• United Online, Inc.	• MyPoints.com, Inc.

Harris Williams reviewed transaction values in the selected transactions, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction, plus debt, less cash and other adjustments, as a multiple of the target company’s latest 12 months EBITDA. Harris Williams then applied a range of selected latest 12 months EBITDA multiples derived from the selected transactions to the Company’s latest 12 months adjusted EBITDA (as of September 30, 2010). Financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Financial data of the Company were based on the Company’s public filings and internal estimates of the Company’s management. This analysis indicated the following approximate implied per share equity reference range for the Company, as compared to the $13.75 per Share consideration:

Implied Per Share Equity Reference Range	Per Share Consideration
$16.15 – $18.34	$13.75

In connection with its opinion, Harris Williams considered the target companies involved in the selected precedent transactions that it analyzed to lack sufficient comparability to the Company given the Company’s business mix and other factors that distinguish the Company from such companies and, accordingly, Harris Williams did not rely upon this analysis in reaching its opinion.

Discounted Cash Flow Analysis. Harris Williams performed a discounted cash flow analysis to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate for fiscal years 2011 through 2015 based on the Financial Forecast prepared by the Company’s management as extended and approved for Harris Williams’ use by the Special Committee. The terminal value of the Company was estimated by applying to the Company’s fiscal year 2015 estimated adjusted EBITDA a selected range of terminal value multiples of 6.0x to 7.0x. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 16.1% to 17.1%. This analysis indicated the following approximate implied per share equity reference range for the Company, as compared to the $13.75 per Share consideration:

Implied Per Share Equity Reference Range	Per Share Consideration
$12.40 – $14.32	$13.75

Leveraged Buyout Analysis. Harris Williams performed a leveraged buyout analysis to estimate theoretical purchase prices that could be paid by a hypothetical financial buyer in an acquisition of the Company taking into account the potential pro forma leverage structure of the Company that could result from financing such acquisition under customary market terms and assuming that such financial buyer would attempt to realize a return on its investment in the Company’s fiscal year 2015. Estimated financial data of the Company were based on the Financial Forecast prepared by the Company’s management as extended and approved for Harris Williams’ use by the Special Committee. Estimated exit values for the Company were calculated by applying a range of exit value multiples of 6.0x to 7.0x to the Company’s fiscal year 2015 estimated adjusted EBITDA. Harris Williams then derived a range of theoretical purchase prices based on an assumed required internal rate of return for a financial buyer of approximately 24.0% to 26.0%. This analysis indicated the following approximate implied per share equity reference range for the Company, as compared to the $13.75 per Share consideration:

Implied Per Share Equity Reference Range	Per Share Consideration
$12.03 – $13.69	$13.75

Premiums Paid Analysis. Harris Williams reviewed publicly available data relating to selected transactions announced between October 26, 2005 and October 25, 2010 involving target companies headquartered in North America. Harris Williams reviewed the implied premiums paid in the selected transactions over the closing price of the target stock as reported one trading day and one month before the approximate date on which the public became aware of the possibility of such transactions. Harris Williams then applied a range of selected one-trading day and one-month premiums derived from the selected transactions to the Company’s closing stock price on June 8, 2010 (the last trading day prior to EGI’s Schedule 13D filing announcing its proposal to acquire the Company) and May 7, 2010 (one month prior to EGI’s Schedule 13D filing). This analysis indicated the following approximate implied per share equity reference range for the Company, as compared to the $13.75 per Share consideration:

Implied Per Share Equity Reference Range	Per Share Consideration
$11.95 – $14.57	$13.75

Other Factors. Harris Williams also reviewed, for informational purposes, the historical trading performance of Shares for the 52-week period ended October 26, 2010, noting that the low and high closing prices of Shares during such period was approximately $9.90 to $15.09 per Share.

Miscellaneous

Harris Williams was selected to act as a financial advisor and provide an opinion to the Special Committee based on its reputation and experience. Harris Williams, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities. In the ordinary course of business, certain of Harris Williams’ affiliates, as well as investment funds in which they may have financial interests, may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own accounts or the accounts of customers, in debt or equity securities of the Company, EGI or any other company that may be involved in the Offer or the Merger.

Harris Williams prepared the above analyses for the purpose of providing an opinion to the Special Committee as to the fairness, from a financial point of view, of the $13.75 per Share consideration to be paid in the Offer and the Merger, taken together, to holders of Shares (other than EGI, Parent, Purchaser and their respective affiliates and holders who are entitled to and properly demand an appraisal of their Shares). Harris Williams did not recommend any specific consideration to the Special Committee or that any given consideration constituted the only appropriate consideration for the Offer and the Merger. Harris Williams’ opinion letter was approved for issuance by its fairness opinion committee.

Harris Williams’ opinion and analyses were only one of many factors taken into consideration by the Special Committee in its evaluation of the Offer and the Merger. Consequently, the analyses described above should not be viewed as determinative of the views of the Special Committee, the board of directors or the Company’s management with respect to the $13.75 per Share consideration or as to whether the Special Committee would have been willing to determine that a different consideration was fair.

For a description of the terms of Harris Williams’ engagement, see the discussion under Item 5 below.

Intent to Tender

To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power to Purchaser, other than Shares relating to Director Deferred Share awards or issuable upon the exercise of Company Stock Options or the vesting of Restricted Stock Units.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Harris Williams

In connection with Harris Williams’ financial advisory services, the Company has agreed to pay Harris Williams an aggregate fee of approximately $2.5 million, portions of which were paid in connection with Harris Williams’ engagement, a portion of which was paid in connection with the rendering of Harris Williams’ opinion to the Special Committee and a significant portion of which is contingent upon consummation of the Offer and the Merger. The Company also has agreed to reimburse Harris Williams for its reasonable expenses, including fees and disbursements of Harris Williams’ legal counsel, and to indemnify Harris Williams and certain related parties against certain liabilities that may arise out of its engagement, including certain liabilities under U.S. federal securities laws.

Solicitations / Recommendations

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions in Shares have been effected during the past sixty days by the Company or, to the knowledge of the Company, any current executive officer, director, affiliate or subsidiary of the Company, other than compensation of executive officers and directors in the ordinary course of business in connection with the Company’s employee benefit plans.

Item 7.	Purpose of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not engaged in any negotiations in response to the Offer that relate to (a) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Item 8.	Additional Information.

Section 203 of the Delaware General Corporation Law

As a Delaware corporation, the Company is subject to Section 203 of the DGCL, which prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. The Board has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement, the Tender and Support Agreement and the transactions contemplated thereby from the provisions of Section 203 of the DGCL, and such action is effective as of the date of the Merger Agreement.

Appraisal Rights

No appraisal rights are available to Company stockholders in connection with the Offer. However, if the Merger is consummated, a stockholder of the Company who has not tendered his or her Shares in the Offer will have rights under Section 262 of the DGCL to dissent from the Merger and demand appraisal of, and obtain payment in cash for the “fair value” of, such stockholder’s Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the Effective Time) required to be paid in cash to dissenting stockholders of the Company for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than, or in addition to, the Merger Consideration and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration.

The Company’s stockholders should be aware that investment banking opinions as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the Offer Price payable in the Offer and the Merger Consideration payable in the Merger, are not opinions as to fair value under Section 262 of the DGCL. If any Company stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal and payment under the DGCL, such holder’s Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement. A Company stockholder may withdraw his or her demand for appraisal by delivery to Parent of a written withdrawal of his or her demand for appraisal.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Regulatory Approvals

General. Other than as described in this Statement, the Company, Parent and Purchaser are not aware of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, the Company, Parent and Purchaser currently expect such approval or other action would be sought or taken.

Antitrust. Under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder (the “HSR Act”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the “DOJ”) and the United States Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the consummation of the Merger is not subject to these requirements because Parent is not “controlled” (as such term is defined in the rules promulgated under the HSR Act (the “HSR Rules”)) by any other person. Parent is its own ultimate parent entity (as such term is defined in the HSR Rules) and has no regularly prepared balance sheet. Parent’s only assets are the Shares it holds indirectly through Purchaser and the cash that will be used to finance the Offer and the Merger and the expenses relating thereto. For these reasons, Parent does not meet the “size of person” test under the HSR Rules, and no HSR notification is required by this transaction.

However, at any time before or after Purchaser’s acquisition of Shares, the DOJ or the FTC could take such action under United States Antitrust Laws (as defined below) as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of Parent or its subsidiaries. Private parties, as well as state governments, may also bring legal action under United States Antitrust Laws under certain circumstances. The Company believes that the acquisition of Shares by Purchaser and the consummation of the Merger will not violate United States Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result.

As used in this Statement, “United States Antitrust Laws” means and includes the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company has granted to Purchaser an irrevocable option (the “Top-Up Option”), exercisable once upon the terms and subject to the conditions set forth in the Merger Agreement and only after the acceptance by Purchaser of all Shares tendered in the Offer, to purchase, at a price per Share equal to the Offer Price, a number of newly issued Shares (the “Top-Up Shares”) that, when added to the number of Shares owned by Parent, Purchaser and their affiliates at the time of such exercise, will constitute no less than one Share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares; provided, however, that in no event will the Top-Up Option be exercisable for a number of Shares in excess of the number of authorized and unissued Shares not otherwise reserved for issuance for outstanding Company Stock Options or other obligations of the Company.

Purchaser may elect to pay the exercise price for the Top-Up Shares either (a) in cash, (b) by executing and delivering a promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Shares or (c) by a combination of the methods set forth in (a) and (b), provided that payment of the par value of any Top-Up Shares must be in cash. Any such promissory note will bear interest at the rate of 3% per annum and will be payable in full with accrued interest at the Effective Time.

The Top-Up Option will terminate upon the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the stockholders of the Company would otherwise be assured because of Parent’s and Purchaser’s collective ownership of a majority of the Shares following completion of the Offer.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Short Form Merger

The DGCL provides that, if a parent entity owns at least 90% of the outstanding shares of each class of the stock of a subsidiary that would otherwise be entitled to vote on a merger, that entity can effect a short form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, Purchaser acquires or controls at least 90% of the outstanding Shares, Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other Company stockholder.

Section 14(f) Information Statement

The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Article SEVENTH of the Certificate of Incorporation

Article SEVENTH of the Company’s Restated Certificate of Incorporation (the “Certificate of Incorporation”) provides that, in addition to any affirmative vote otherwise required, any merger or consolidation of the Company with any Interested Stockholder or any other corporation that is, or after such merger or consolidation would be, an Affiliate of an Interested Stockholder (each as defined in the Certificate of Incorporation), requires the affirmative vote of the holders of at least 80% of the voting power of the then outstanding Shares.

The additional voting requirement described in the preceding paragraph does not apply if the Business Combination (as defined in the Certificate of Incorporation) has been approved by a majority of the members of the Board who are unaffiliated with the Interested Stockholder and who were members of the Board prior to the time that the Interested Stockholder became an Interested Stockholder (the “Disinterested Directors”). The requisite majority of the Disinterested Directors approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement at the meeting of the Board on October 27, 2010.

The foregoing summary is qualified in its entirety by reference to the Certificate of Incorporation, which is filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (File No. 333-111390), filed on December 19, 2003, and is incorporated herein by reference.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated November 8, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(4)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(5)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(6)	Summary Advertisement to be published in The New York Times on November 8, 2010 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(7)	Press release issued by the Company, dated October 28, 2010 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on October 28, 2010).

(a)(8)	Letter to stockholders of the Company, dated November 8, 2010.

(e)(1)	Agreement and Plan of Merger, dated as of October 28, 2010, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on October 28, 2010).

(e)(2)	Confidentiality Agreement, dated as of May 17, 2010, by and between the Company and Parent.

(e)(3)	Tender and Support Agreement, dated as of October 28, 2010 by and among Samstock, L.L.C., EGI-Fund (00) Investors, L.L.C., EGI-Fund (05-07) Investors, L.L.C., EGI-Fund (08-10) Investors, L.L.C., Parent and Purchaser (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on October 28, 2010).

Exhibit No.	Description

(e)(4)	Limited Guarantee, dated October 28, 2010, by EGI-Fund (08-10) Investors, L.L.C. (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on October 28, 2010).

(e)(5)	Rewards Network Inc. 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on August 5, 2004).

(e)(6)	Amendment No. 1 to the Rewards Network Inc. 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on August 5, 2004).

(e)(7)	Rewards Network Inc. 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 26, 2006).

(e)(8)	Amendment No. 1 to the Rewards Network Inc. 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed on March 12, 2009).

(e)(9)	Amendment No. 2 to the Rewards Network Inc. 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on August 18, 2010).

(e)(10)	Employment Agreement, dated September 13, 2005, between the Company and Ronald L. Blake (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 14, 2005).

(e)(11)	Amendment No. 1 to Employment Agreement, dated December 31, 2008, between the Company and Ronald L. Blake (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K filed on March 12, 2009).

(e)(12)	Offer Letter, dated August 10, 2000, between Transmedia Network Services Inc. and Megan E. Flynn (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K filed on March 15, 2006).

(e)(13)	Severance, Proprietary Interest Protection and Non-Solicitation Agreement, dated as of March 18, 2005, between Rewards Network Services Inc. and Megan E. Flynn (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K filed on March 15, 2006).

(e)(14)	Amendment No. 1 to Severance, Proprietary Interest Protection and Non-Solicitation Agreement, dated as of December 15, 2008, between Rewards Network Services Inc. and Megan E. Flynn (incorporated by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-K filed on March 12, 2009).

(e)(15)	Offer Letter, dated April 14, 2005, between Rewards Network Services Inc. and Christopher J. Locke (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K filed on March 15, 2006).

(e)(16)	Letter Agreement, dated as of November 7, 2007, between the Company and Christopher J. Locke (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on November 8, 2007).

(e)(17)	Amendment to Severance Letter Agreement, dated as of December 10, 2008, between the Company and Christopher J. Locke (incorporated by reference to Exhibit 10.29 to the Company’s Annual Report on Form 10-K filed on March 12, 2009).

(e)(18)	Offer Letter, dated August 3, 2006, between the Company and Roya Behnia (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed on August 8, 2006).

Exhibit No.	Description

(e)(19)	Amendment to Offer Letter, dated December 10, 2008, between the Company and Roya Behnia (incorporated by reference to Exhibit 10.34 to the Company’s Annual Report on Form 10-K filed on March 12, 2009).

(e)(20)	Form of Change in Control Bonus Letter Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 18, 2010).

(e)(21)	Change in Control Bonus Letter Agreement, dated August 16, 2010, between Rewards Network Inc. and Christopher J. Locke (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on August 18, 2010).

Annex A	Opinion of Harris Williams & Co., dated October 27, 2010

Annex B	Information Statement of the Company, dated as of November 8, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2010

REWARDS NETWORK INC.

By:	/S/ ROYA BEHNIA
Name:	Roya Behnia
Title:	Senior Vice President, General Counsel
and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated November 8, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(4)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(5)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(6)	Summary Advertisement to be published in The New York Times on November 8, 2010 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(7)	Press release issued by the Company, dated October 28, 2010 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on October 28, 2010).

(a)(8)	Letter to stockholders of the Company, dated November 8, 2010.

(e)(1)	Agreement and Plan of Merger, dated as of October 28, 2010, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on October 28, 2010).

(e)(2)	Confidentiality Agreement, dated as of May 17, 2010, by and between the Company and Parent.

(e)(3)	Tender and Support Agreement, dated as of October 28, 2010 by and among Samstock, L.L.C., EGI-Fund (00) Investors, L.L.C., EGI-Fund (05-07) Investors, L.L.C., EGI-Fund (08-10) Investors, L.L.C., Parent and Purchaser (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on October 28, 2010).

(e)(4)	Limited Guarantee, dated October 28, 2010, by EGI-Fund (08-10) Investors, L.L.C. (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on October 28, 2010).

(e)(5)	Rewards Network Inc. 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on August 5, 2004).

(e)(6)	Amendment No. 1 to the Rewards Network Inc. 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on August 5, 2004).

(e)(7)	Rewards Network Inc. 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 26, 2006).

(e)(8)	Amendment No. 1 to the Rewards Network Inc. 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed on March 12, 2009).

(e)(9)	Amendment No. 2 to the Rewards Network Inc. 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on August 18, 2010).

(e)(10)	Employment Agreement, dated September 13, 2005, between the Company and Ronald L. Blake (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 14, 2005).

Exhibit No.	Description

(e)(11)	Amendment No. 1 to Employment Agreement, dated December 31, 2008, between the Company and Ronald L. Blake (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K filed on March 12, 2009).

(e)(12)	Offer Letter, dated August 10, 2000, between Transmedia Network Services Inc. and Megan E. Flynn (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K filed on March 15, 2006).

(e)(13)	Severance, Proprietary Interest Protection and Non-Solicitation Agreement, dated as of March 18, 2005, between Rewards Network Services Inc. and Megan E. Flynn (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K filed on March 15, 2006).

(e)(14)	Amendment No. 1 to Severance, Proprietary Interest Protection and Non-Solicitation Agreement, dated as of December 15, 2008, between Rewards Network Services Inc. and Megan E. Flynn (incorporated by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-K filed on March 12, 2009).

(e)(15)	Offer Letter, dated April 14, 2005, between Rewards Network Services Inc. and Christopher J. Locke (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K filed on March 15, 2006).

(e)(16)	Letter Agreement, dated as of November 7, 2007, between the Company and Christopher J. Locke (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on November 8, 2007).

(e)(17)	Amendment to Severance Letter Agreement, dated as of December 10, 2008, between the Company and Christopher J. Locke (incorporated by reference to Exhibit 10.29 to the Company’s Annual Report on Form 10-K filed on March 12, 2009).

(e)(18)	Offer Letter, dated August 3, 2006, between the Company and Roya Behnia (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed on August 8, 2006).

(e)(19)	Amendment to Offer Letter, dated December 10, 2008, between the Company and Roya Behnia (incorporated by reference to Exhibit 10.34 to the Company’s Annual Report on Form 10-K filed on March 12, 2009).

(e)(20)	Form of Change in Control Bonus Letter Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 18, 2010).

(e)(21)	Change in Control Bonus Letter Agreement, dated August 16, 2010, between Rewards Network Inc. and Christopher J. Locke (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on August 18, 2010).

Annex A	Opinion of Harris Williams & Co., dated October 27, 2010

Annex B	Information Statement of the Company, dated as of November 8, 2010

Annex A

[LETTERHEAD OF HARRIS WILLIAMS & CO.]

October 27, 2010

Strategic Coordination Committee of the Board of Directors

Rewards Network Inc.

2 North Riverside Plaza, Suite 950

Chicago, Illinois 60606

Members of the Committee:

We understand that Rewards Network Inc., a Delaware corporation (“Rewards”), is considering a transaction (the “Transaction”) pursuant to an Agreement and Plan of Merger (the “Agreement”) to be entered into among Rewards, EGI Acquisition Parent, L.L.C. (“EGI Buyer”), a Delaware limited liability company and newly-formed wholly owned subsidiary of Equity Group Investments, L.L.C., a significant stockholder of Rewards (“EGI”), and EGI Acquisition, L.L.C., a Delaware limited liability company and wholly-owned subsidiary of EGI Buyer recently formed for the purpose of consummating the Transaction (“Sub”). Pursuant to the Agreement, (i) Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, par value $0.02 per share, of Rewards (“Rewards Common Stock”) at a purchase price of $13.75 per share in cash (the “Consideration”) and (ii) subsequent to the consummation of the Tender Offer, Sub will be merged with and into Rewards and each outstanding share of Rewards Common Stock not previously tendered, other than shares of Rewards Common Stock held by EGI, EGI Buyer, Sub and their respective affiliates and holders who are entitled to and properly demand an appraisal of their shares of Rewards Common Stock (such holders, collectively, “Excluded Holders”), will be converted into the right to receive the Consideration.

You have asked our opinion as to the fairness, from a financial point of view, of the Consideration to be received in the Transaction by holders of Rewards Common Stock (other than Excluded Holders).

In arriving at our opinion, we have (i) reviewed an execution version, provided to us on October 27, 2010, of the Agreement and certain related documents; (ii) held discussions with certain senior officers, directors, and other representatives of Rewards concerning the business, operations, and prospects of Rewards; (iii) reviewed certain publicly available historical business and financial information relating to Rewards and certain financial forecasts and other data relating to Rewards prepared by Rewards’ management, including Rewards’ historical and projected earnings, capitalization, and financial condition; (iv) reviewed historical trading prices and volumes of Rewards Common Stock; (v) analyzed certain financial, stock market and other publicly available information relating to certain other companies; (vi) analyzed, to the extent publicly available, the financial terms of certain other mergers and acquisitions; (vii) considered the results of the efforts undertaken on behalf of Rewards to solicit indications of interest from third parties with respect to a possible acquisition of Rewards following Rewards’ public announcement that it was exploring strategic alternatives; and (viii) considered such other financial, economic, and market criteria, and conducted such other analyses and examinations as we deemed necessary or appropriate to arrive at our opinion. In connection with our opinion, we considered the selected public companies and selected precedent transactions that we analyzed to lack sufficient comparability to Rewards and the Transaction given Rewards’ business mix and other factors that distinguish Rewards and the Transaction from such companies and transactions and, accordingly, did not rely upon such analyses in reaching our opinion.

In rendering our opinion, with your consent, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information used by us, including publicly available information, or furnished to or otherwise discussed with us by Rewards and its representatives and advisors and upon the assurances of the management of Rewards that it is not aware of any relevant information

The Strategic Coordination Committee of the Board of Directors

Rewards Network Inc.

October 27, 2010

that has been omitted or that remains undisclosed to us. At your direction, we have used and relied upon for purposes of our analyses and opinion the most recent financial forecasts prepared by the management of Rewards. With respect to such financial forecasts and other information used in our analyses, we have assumed, upon the advice of Rewards, that such forecasts and other information were reasonably prepared on a basis reflecting the best currently available estimates and judgments as to the future financial performance of Rewards. We do not assume any responsibility for or express any views as to such forecasts and information or the assumptions on which they are based. We have assumed, with your consent, that the Transaction will be consummated in accordance with the terms set forth in the execution version of the Agreement that we reviewed without waiver or modification of any material term and that all necessary governmental, regulatory and other approvals and consents will be obtained without adverse effect on Rewards or the Transaction. Representatives of Rewards have advised us, and we also have assumed, that the final terms of the Agreement will not vary materially from those set forth in the execution version that we reviewed.

We have not made nor been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Rewards, nor have we made comprehensive physical inspection of the properties or assets of Rewards. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any tender and voting or other agreements or arrangements entered into in connection with, or contemplated by, the Transaction or otherwise. We were not requested to, and our opinion does not, address Rewards’ underlying business decision to pursue the Transaction. We have not been asked to consider for purposes of our opinion, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies or transactions that might exist for Rewards or in which Rewards might engage. In addition, we express no opinion or view as to the fairness of the amount, nature or any other aspect of any compensation to be paid to any officers, directors or employees of any party in connection with the Transaction, or class of such persons, relative to the Consideration or otherwise. Our opinion is necessarily based upon financial, stock market, economic, and other conditions and circumstances disclosed to us or that exist and can be evaluated by us as of the date hereof.

We have acted as financial advisor to the Strategic Coordination Committee of the Board of Directors of Rewards (the “Committee”) in connection with the Transaction and have received and will receive a fee for our services, a portion of which was payable in connection with our engagement, a portion of which is payable in connection with rendering this opinion and a significant portion of which is contingent upon the consummation of the Transaction. Additionally, Rewards has agreed to indemnify us for certain liabilities and reimburse us for out-of-pocket expenses incurred in connection with our engagement. In the ordinary course of business, certain of our affiliates, as well as investment funds in which they may have financial interests, may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own accounts or the accounts of customers, in debt or equity securities of Rewards, EGI or any other company that may be involved in the Transaction.

This opinion letter has been approved for issuance by our fairness opinion committee. Our opinion is intended and provided for the use of the Committee (in its capacity as such) in connection with its evaluation of the Transaction. Our opinion is not intended to be and does not constitute a recommendation to the Committee, the Board of Directors of Rewards or any other party as to how to act or vote with respect to any matters, including whether any stockholder of Rewards should tender shares of Rewards Common Stock in the Tender Offer or how any stockholder should act or vote in connection with the Transaction.

The Strategic Coordination Committee of the Board of Directors

Rewards Network Inc.

October 27, 2010

Based upon and subject to the foregoing and such other matters as we consider relevant, our experience as investment bankers and our work as described above, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Rewards Common Stock (other than Excluded Holders) is fair, from a financial point of view, to such holders.

Sincerely,

/s/ Harris Williams LLC
Harris Williams LLC d/b/a Harris Williams & Co.

Annex B

REWARDS NETWORK INC.

INFORMATION STATEMENT PURSUANT

TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

This Information Statement is being mailed on or about November 8, 2010 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of common stock, $0.02 par value per share (the “Common Stock”), of Rewards Network Inc., a Delaware corporation (the “Company”).

The Schedule 14D-9 relates to the cash tender offer by EGI Acquisition, L.L.C., a Delaware limited liability company (“Purchaser”) and a wholly owned subsidiary of EGI Acquisition Parent, L.L.C., a Delaware limited liability company (“Parent”), disclosed in a combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO, dated November 8, 2010 (as amended or supplemented from time to time, the “Schedule TO”) and filed with the Securities and Exchange Commission (the “SEC”) by Purchaser and Parent, to purchase all of the issued and outstanding shares of Common Stock (the “Shares”) other than Shares owned by Parent and Purchaser at a purchase price of $13.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (such price per Share, or if increased, such higher price per Share, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser to the Board of Directors of the Company (the “Board”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of October 28, 2010 (the “Merger Agreement”), by and among the Company, Parent and Purchaser.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

Parent and Purchaser provided the information in this Information Statement concerning Parent, Purchaser and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Common Stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of November 3, 2010, 8,815,599 Shares were issued and outstanding (exclusive of 333,203 Shares held in the treasury of the Company).

BACKGROUND INFORMATION

On October 28, 2010, the Company entered into the Merger Agreement with Parent and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, no later than the second business day after the satisfaction or waiver of the conditions set forth in the Merger

Agreement, and subject to and upon the terms and conditions of the Merger Agreement and in accordance with provisions of the Delaware General Corporation Law (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”). At the effective time of the Merger (the “Effective Time”), the separate limited liability company existence of Purchaser will cease and the Company will continue as the surviving corporation.

In the Merger, the Shares issued and outstanding immediately prior to the consummation of the Merger (other than (i) Shares held by the Company as treasury stock or owned by Parent, Purchaser or any of their wholly owned subsidiaries, which will be cancelled and will cease to exist, and (ii) Shares owned by the Company’s stockholders who perfect their appraisal rights under the relevant portions of the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price.

There has been no change in control of the Company since the beginning of the Company’s last fiscal year.

DIRECTORS DESIGNATED BY PURCHASER

Right to Designate Directors

The Merger Agreement provides that upon the acceptance for purchase and payment by Purchaser of Shares validly tendered and not withdrawn pursuant to the Offer, and up to the Effective Time of the Merger, Purchaser will be entitled to elect or designate such number of directors (the “Designees”), rounded up to the next whole number, on the Board as will give Purchaser representation on the Board equal to the product of (x) the total number of directors on the Board (after giving effect to the directors elected or designated by Purchaser) and (y) the percentage that the aggregate number of votes represented by Shares beneficially owned by Purchaser or any of its affiliates bears to the total number of votes represented by the Shares outstanding. The Merger Agreement further provides that the Company will, upon request by Purchaser, promptly take all actions necessary to cause Purchaser’s designees to be designated or elected to the Board, including promptly filling vacancies or newly created directorships, promptly increasing the size of the Board or securing the resignations of such number of incumbent directors. Additionally, the Merger Agreement provides that, upon Purchaser’s request, persons designated by Purchaser will constitute at least the same percentage (rounded up to the nearest whole number) as persons designated by Purchaser will constitute of the Board of each of the following: (1) each committee of the Board, except for any committee established to take action with respect to the transactions contemplated by the Merger Agreement and (2) each board of directors and each committee thereof of each subsidiary of the Company. The Merger Agreement provides further that the Company will promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to fulfill its obligations in connection with any such election or appointment of the Designees and will include in the Schedule 14D-9 such information as is required under Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder to fulfill its obligations.

Potential Designees

Purchaser has informed the Company that it will choose the Designees for the Board from the list of persons set forth below. The following table, prepared with information furnished to the Company by Purchaser and Parent, sets forth, with respect to each individual who may be designated by Purchaser as one of its Designees, the name, age of the individual as of November 3, 2010, present principal occupation with Parent and employment history during the past five years. Parent and Purchaser have informed the Company that each individual is a U.S. citizen and has consented to act as a director of the Company, if so appointed or elected. Unless otherwise indicated below, the business address of each such individual is c/o Equity Group Investments, L.L.C., Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

None of the individuals listed below has, during the past ten years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Age	Background
Philip G. Tinkler	45	Philip G. Tinkler is the Chief Financial Officer, Chief Operating Officer and Managing Director of Equity Group Investments, L.L.C. (“EGI”), a privately-held investment firm, the Chief Financial Officer of Chai Trust Company, LLC and has been an employee of EGI and its affiliates for over 20 years. He is currently a member of the board of directors of Home Products International—North America, Inc., a housewares manufacturing company, a position he has held since March 2007.

Ellen C. Havdala	44	Ellen C. Havdala is a Managing Director of EGI, a privately-held investment firm, and has been an employee of EGI and its affiliates since 1990. She manages a number of EGI’s investments and serves on the board of directors of WRS Holding Company, an environmental remediation and construction company. She served on the boards of directors of National Patent Development Corporation, an optical plastics company, from July 2004 to October 2006; Home Products International, Inc., a housewares manufacturer, from December 2004 until March 2007; and East Mediterranean Gas Company S.A.E. from 2007 until 2008.

Tiara J. Nelson	26	Tiara J. Nelson has served as an Associate of EGI, a privately-held investment firm, since September 2008. From July 2006 to July 2008, she worked as an investment banking analyst with Morgan Stanley.

None of the Designees is a director of, or holds any position with, the Company. Parent and Purchaser have each advised the Company that, to its respective knowledge, except as disclosed in the Offer to Purchase, none of the Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its current directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent and Purchaser have each advised the Company that, to its respective knowledge, none of the Designees has any family relationship with any current director, executive officer, or key employee of the Company.

It is expected that the Designees may assume office at any time following the time at which such Designees are designated in accordance with the terms of the Merger Agreement and that, upon assuming office, the Designees will thereafter constitute at least a majority of the Board. It is anticipated that this step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Designees will constitute at least a majority of the available positions on the Board. It is not currently known which of the current directors of the Company may resign, if any.

CURRENT BOARD OF DIRECTORS

The Board is presently composed of seven members. The following table contains information as of November 3, 2010 relating to the current members of the Board. Unless otherwise indicated, each such person is a citizen of the United States, the business address of each such person is c/o Rewards Network Inc., Two North Riverside Plaza, Suite 950, Chicago, Illinois 60606 and the telephone number of each such person is (312) 521-6767. Neither the Company nor any of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Name	Business Experience, Other Public Company Directorships Held Since 2005, Age, Company Board of Director Committee Memberships and Period Served as a Director of Rewards Network
Donald J. Liebentritt Chairman

Mr. Liebentritt is a Co-President since October 2010 and the Chief Restructuring Officer since August 2010 of Tribune Company, operating businesses in publishing, interactive and broadcasting. He joined Tribune Company in May 2008 as Executive Vice President and General Counsel. In December 2008, the Tribune Company filed for protection under Chapter 11 of the Bankruptcy Code. He is also a Senior Advisor with Equity Group Investments, L.L.C., or EGI, a private investment firm. He was President of EGI from 2000 through 2005. He is the President and a member of the Board of Managers of Chai Trust Company, LLC, an Illinois registered trust company, and a director of WRS Holding Company, an environmental remediation services company.

Public Company Directorships Since 2005: Adams Respiratory Therapeutics, Inc. (2005 – 2008)

Age: 60

Director since: 2005

Ronald L. Blake

Mr. Blake became President and Chief Executive Officer of Rewards Network in March 2005 and a director of Rewards Network in September 2005. Prior to joining Rewards Network, Mr. Blake was chairman and CEO of Willis Stein Telecommunications Acquisition Corp. since 2000. Mr. Blake currently serves as a director of VelociTel, Inc. and as trustee of Alverno College.

Age: 55

Director since: 2005

Raymond A. Gross

Mr. Gross is currently an Executive in Residence with Triton Value Partners, LLC. He was the Chief Executive Officer and a director of Security Associates International, Inc., a security alarm services provider, from August 2001 until December 2009.

Age: 60

Committees: Audit (Chair), Corporate Governance and Nominating

Director since: 2001

Name	Business Experience, Other Public Company Directorships Held Since 2005, Age, Company Board of Director Committee Memberships and Period Served as a Director of Rewards Network
F. Philip Handy

Mr. Handy has been Chief Executive Officer of Strategic Industries, LLC, a private global manufacturing company, since October 2001.

Current Public Company Directorships: Anixter International Inc. and Owens Corning

Other Public Company Directorships Since 2005: WCI Communities Inc. (1999–2007)

Age: 66

Committees: Corporate Governance and Nominating (Chair)

Director since: 1998

Marc C. Particelli

Mr. Particelli serves on the board of mktg, inc., an integrated marketing communications agency, Pacific Health Laboratories, Inc., a sports nutrition company, and CIN Legal Data Services, a provider of bankruptcy information and due diligence services. He also serves as an advisor to several private equity firms. He served as Chairman of the Board of mktg, inc., from July 2006 to September 2010, and as interim President and Chief Executive Officer from July 2006 through October 2006. From August 2005 until March 2006, Mr. Particelli was the Chief Executive Officer of TSM Corporation, a telecommunications company serving the Hispanic market.

Current Public Company Directorships: mktg, inc. and PacificHealth Laboratories, Inc.

Age: 65

Committees: Audit, Compensation

Director since: 2008

Michael J. Soenen

Mr. Soenen is the former Chairman of the Board of Directors, President and Chief Executive Officer of FTD Group, Inc., a leading provider of floral and specialty gift products and services to consumers and retail florists, where he served in several executive positions starting in October 2002. These include: Chief Executive Officer from May 2004 through October 2008; President, Chief Executive Officer and a director of FTD, Inc., a subsidiary of FTD Group, from May 2004 through October 2008; President and Chief Operating Officer of FTD and Florists’ Transworld Delivery, Inc., also a subsidiary of FTD Group, from October 2002 to February 2004; and a director of FTD, Inc. from November 2002 to February 2004.

Current Public Company Directorships: Youbet.com, Inc. and OptionsXpress Holdings, Inc.

Other Public Company Directorships Since 2005: FTD Group, Inc. (2004–2008)

Age: 40

Committees: Audit, Compensation, Corporate Governance and Nominating

Director since: 2008

Name	Business Experience, Other Public Company Directorships Held Since 2005, Age, Company Board of Director Committee Memberships and Period Served as a Director of Rewards Network
Mark R. Sotir

Mr. Sotir has served as a Managing Director of Equity Group Investments, L.L.C., or EGI, a privately-held investment firm, since November 2006. He manages a number of EGI’s investments, including Starwood Hotels and Resorts, and serves on the boards of directors of several portfolio companies, including: SIRVA, a provider of moving and relocation services; WRS Holding Company, an environmental remediation and construction company; MiddleBrook Pharmaceuticals, Inc., a specialty pharmaceutical company; and VIA Wines Group, a Chilean wine producer and marketer. He also served as the interim president of Tribune Interactive, a division of Tribune Company, a Chicago-based media conglomerate, from December 2007 until April 2008. In December 2008, the Tribune Company filed for protection under Chapter 11 of the Bankruptcy Code. Prior to joining EGI, he was the Chief Executive Officer of Sunburst Technology Corporation, a leading independent distributor of educational software, from August 2003 to November 2006. Prior to joining Sunburst, Mark held various positions with the Budget Group, Inc., a car and truck rental business, from 1995 to February 2003, including President and Chief Operating Officer from 2000 to 2003. Budget Group, Inc. filed for protection under the United States Bankruptcy Code in July 2002. He has also held brand management and sales roles at The Coca-Cola Company, where he managed the $800 million Minute Maid orange juice business.

Current Public Company Directorships: MiddleBrook Pharmaceuticals, Inc.

Other Public Company Directorships Since 2005: Adams Respiratory Therapeutics, Inc. (2007–2008)

Age: 46

Committees: Compensation (Chair)

Director since: 2008

BOARD OF DIRECTOR MEETINGS AND COMMITTEES OF

THE BOARD OF DIRECTORS

In 2009, the Board of Directors held twelve meetings. Each director attended at least 75% of both the number of meetings held by the Board of Directors and any committee on which such director served during the period in which the director served on any such committee, except that Mr. Handy attended two out of four of the Audit Committee meetings during the period in which he served on the Audit Committee. A description of Rewards Network’s policy with regard to directors’ attendance at annual meetings and information regarding the number of Rewards Network’s directors who attended the 2009 Annual Meeting of Stockholders are contained in the Investor Relations section of Rewards Network’s website at investor.rewardsnetwork.com, under the Governance subsection.

Each director other than Mr. Blake, our President and Chief Executive Officer, is “independent” as defined by the listing standards of the NASDAQ Stock Market.

We have a separate Chief Executive Officer, Mr. Blake, and Chairman of the Board of Directors, Mr. Liebentritt. The Board of Directors has determined that having a separate Chief Executive Officer and Chairman of the Board of Directors is appropriate for the Company because this leadership structure provides independent leadership for the Board of Directors, which the Board of Directors considers important with respect to its oversight of management, and enables the Board of Directors to fulfill its oversight responsibilities effectively.

The Board of Directors administers its risk oversight function by reviewing reports from management throughout the year, providing direction and generally overseeing the Company’s policies and processes regarding various areas related to risks facing the Company. The areas of risk that the Board of Directors reviews include allowances for unredeemable dining credits, risks related to our information technology systems and sales force productivity, risks related to our partner relationships and member activities, including privacy and security, and risks related to the impact of the economy on our business generally. The Board of Directors must directly approve dining credits purchases in excess of a specified amount in order to assure that risks related to unusually large dining credits purchases have been adequately addressed. The Board of Directors also reviews and comments on the risk factors presented in the Company’s Annual Report on Form 10-K in order to ensure that they are aware of the various risk factors affecting the Company. The Audit Committee reviews in detail the Company’s policies with respect to managing risk in our dining credits portfolio and the resulting impact on our allowance for unredeemable dining credits and generally oversees the management of the risk in our dining credits portfolio. In addition, our internal audit function and compliance department report directly to the Audit Committee on a regular basis.

The Board of Directors has three standing committees, the names and responsibilities of which are described below.

Audit Committee

The responsibilities of the Audit Committee include appointing Rewards Network’s independent registered public accounting firm, determining their compensation, overseeing Rewards Network’s accounting and financial reporting processes and controls, overseeing audits of Rewards Network’s financial statements and resolving any disagreements about financial reporting between Rewards Network’s management and Rewards Network’s independent registered public accounting firm. The Audit Committee also discusses with Rewards Network’s management and Rewards Network’s independent registered public accounting firm the accounting principles and practices used by Rewards Network and pre-approves all auditing and non-auditing services to be provided to Rewards Network by Rewards Network’s independent registered public accounting firm.

The Board of Directors has approved an Audit Committee charter. A copy of the Audit Committee charter is available in the Investor Relations section of Rewards Network’s website at investor.rewardsnetwork.com, under the Governance subsection. During 2009, the Audit Committee consisted of Mr. Gross, who served as Chair during the entire year, Mr. Particelli, who served during the entire year, Mr. Handy, who served from the beginning of the year until June 26, 2009, and Mr. Soenen, who served beginning on June 26, 2009. Each member of the Audit Committee is “independent” as defined by the listing standards of the NASDAQ Stock Market. In addition, the Board of Directors has determined that Mr. Gross is an “Audit Committee financial expert” as defined by the Securities and Exchange Commission. The Audit Committee met ten times in 2009.

Compensation Committee

The Compensation Committee reviews and monitors Rewards Network’s employee and management compensation and benefit plans and policies, reviews and approves the compensation of Rewards Network’s executive officers, approves grants of equity-based compensation and recommends to the Board of Directors such changes to Rewards Network’s compensation plans and programs as the Compensation Committee determines are appropriate. In addition, the Compensation Committee reviews and approves Rewards Network’s chief executive officer’s and, as appropriate, Rewards Network’s other executive officers’ employment agreements, severance arrangements and change in control arrangements. The Compensation Committee considers recommendations from Rewards Network’s management with respect to the amount and form of executive compensation.

In the first quarter of 2010, the Compensation Committee reviewed our compensation policies and practices for our employees with respect to whether any of these policies and practices are reasonably likely to have a material adverse effect on the Company. The Committee discussed management’s review of our compensation policies and practices and agreed with management’s conclusion that none of our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on the Company.

The Board of Directors has approved a Compensation Committee charter. A copy of the Compensation Committee charter is available in the Investor Relations section of Rewards Network’s website at investor.rewardsnetwork.com, under the Governance subsection. During 2009, the Compensation Committee consisted of Mr. Sotir, who served as Chair, Mr. Particelli and Mr. Soenen. Each member of the Compensation Committee is “independent” as defined by the listing standards of the NASDAQ Stock Market. The Compensation Committee met five times in 2009.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee assists the Board of Directors by developing and recommending to the Board of Directors the corporate governance guidelines applicable to Rewards Network and providing oversight of the corporate governance affairs of the Board of Directors and Rewards Network. The Corporate Governance and Nominating Committee also assists the Board of Directors by recommending to the Board of Directors nominees for election to the Board of Directors.

The Board of Directors has approved a Corporate Governance and Nominating Committee charter. A copy of the Corporate Governance and Nominating Committee charter is available in the Investor Relations section of Rewards Network’s website at investor.rewardsnetwork.com, under the Governance subsection. During 2008, the Corporate Governance and Nominating Committee consisted of F. Philip Handy, who served as Chair, Mr. Gross and Mr. Soenen. Each member of the Corporate Governance and Nominating Committee is “independent,” as defined by the listing standards of the NASDAQ Stock Market. The Corporate Governance and Nominating Committee met three times in 2009.

SELECTION OF DIRECTOR NOMINEES

The Board of Directors is responsible for selecting director nominees and directors to fill vacancies on the Board of Directors. However, the Board of Directors has delegated to the Corporate Governance and Nominating Committee the initial screening process for the selection of new directors and the renomination of directors.

The Corporate Governance and Nominating Committee considers director candidates suggested by its members and other members of the Board of Directors, as well as management and stockholders. Once the Corporate Governance and Nominating Committee has identified a prospective nominee, the Corporate Governance and Nominating Committee makes an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on whatever information is provided to the Corporate Governance and Nominating Committee with the recommendation of the prospective nominee, as well as the Corporate Governance and Nominating Committee’s own knowledge of the prospective nominee, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional members of the Board of Directors to fill vacancies or expand the size of the Board of Directors and the likelihood that the prospective nominee can satisfy the evaluation factors described below. If the Corporate Governance and Nominating Committee determines that additional consideration is warranted, it may request that a third-party search firm gather additional information about the prospective nominee’s background and experience and report its findings to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee then evaluates the prospective nominee against the criteria established by the Corporate Governance and Nominating Committee and the Board of Directors.

The Corporate Governance and Nominating Committee’s current criteria for nominating directors include the nominee’s core competencies, knowledge, experience, diversity, leadership, integrity, ability to understand the Company’s business and willingness to devote adequate time to duties of the Board of Directors. The

Corporate Governance and Nominating Committee considers such other relevant factors as it deems appropriate, including the current composition of the Board of Directors, the balance of management and independent directors, the need for Audit Committee expertise and the evaluations of other prospective nominees. The Corporate Governance and Nominating Committee does not have a formal policy with respect to the consideration of diversity, but does consider diversity in competencies, knowledge, experience and leadership when considering a prospective nominee. In connection with this evaluation, the Corporate Governance and Nominating Committee determines whether or not to interview the prospective nominee, and if warranted, one or more members of the Corporate Governance and Nominating Committee, and others as appropriate, interview prospective nominees in person or by telephone. After completing this evaluation and interview, the Corporate Governance and Nominating Committee makes a recommendation to the Board of Directors as to the persons who should be nominated by the Board of Directors, and the Board of Directors determines the nominees after considering the recommendation and report of the Corporate Governance and Nominating Committee and after considering the prospective nominees’ core competencies, knowledge, experience, diversity, leadership, integrity, ability to understand the Company’s business and willingness to devote adequate time to duties of the Board of Directors.

The Corporate Governance and Nominating Committee recommended that the Board of Directors nominate all seven incumbent directors for election at the 2010 Annual Meeting, and the Board of Directors approved this recommendation, based on the conclusion that each of these seven directors should continue to serve as a director based on their experience, qualifications, attributes and skills as described below.

Donald J. Liebentritt. Mr. Liebentritt has significant experience with the Company due to having served as Chairman since 2005. Mr. Liebentritt has demonstrated leadership of the Board of Directors during this period. Mr. Liebentritt also brings significant legal qualifications to the Board of Directors, including as chief legal officer of Tribune Company. In addition, he has experience serving as a director of several companies.

Ronald L. Blake. Mr. Blake’s perspectives as the Chief Executive Officer of the Company are essential to the Board of Directors.

Raymond A. Gross. Mr. Gross has significant experience with the Company due to having served on the Board of Directors since 2001. He has also served on the Audit Committee since 2002 and is qualified as the Audit Committee’s financial expert. Mr. Gross has substantial operational experience, having served in executive positions at various companies, including chief financial officer and chief executive officer.

F. Philip Handy. Mr. Handy is the longest-serving director of the Company, having joined the Board of Directors in 1998. Mr. Handy has substantial experience as a chief executive officer and director of public companies.

Marc C. Particelli. Mr. Particelli has significant experience in marketing, which is particularly important to the Company as it works to expand and improve its marketing services. Mr. Particelli also has substantial operating experience as an executive at several companies as well as experience serving as a director of several companies.

Michael J. Soenen. Mr. Soenen has significant operational experience, including experience with online marketing, sales force management and providing services to many thousands of independent merchants while with FTD Group, Inc. He also has experience serving as a director of several companies.

Mark R. Sotir. Mr. Sotir has significant operational experience at various companies, including as chief executive officer, as well as experience as a director of several companies.

The Corporate Governance and Nominating Committee will consider stockholders’ nominees for the Board of Directors. A stockholder wishing to nominate a candidate for election to the Board of Directors is required to give appropriate written notice to the Secretary of the Company, which must be received by the Company between 45 and 75 days prior to March 22, 2011. If the date of the 2011 Annual Meeting is advanced more than 30 days prior to or delayed by more than 30 days after May 18, 2011, stockholders are required to submit a notice of nomination not later than the close of business on the later of the 90th day prior to the date of the 2011 Annual Meeting or the tenth day following the day on which the meeting date is announced.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Mr. Particelli, Mr. Soenen and Mr. Sotir served throughout 2009 and currently serve as members of the Compensation Committee. No member of the Compensation Committee is or has been an officer or employee of Rewards Network, and none had any interlocking relationship with any other entity of the type that would be required to be disclosed in this Information Statement.

COMMUNICATIONS WITH SECURITY HOLDERS

The Board of Directors provides a process for security holders to send communications to the Board of Directors. A description of the manner in which security holders may send communications to the Board of Directors and a description of the Company’s process for determining which communications will be relayed to the members of the Board of Directors is available in the Investor Relations section of the Company’s website at investor.rewardsnetwork.com, under the Governance subsection.

EXECUTIVE OFFICERS

The following table contains information as of November 3, 2010 relating to the current executive officers of the Company. Unless otherwise indicated, each such person is a citizen of the United States, the business address of each such person is c/o Rewards Network Inc., Two North Riverside Plaza, Suite 950, Chicago, Illinois 60606 and the telephone number of each such person is (312) 521-6767. Neither the Company nor any of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Name	Age	Position
Ronald L. Blake	55	President, Chief Executive Officer and Director
Roya Behnia	44	Senior Vice President, General Counsel, and Secretary
Megan E. Flynn	44	Senior Vice President, Business Development and Marketing
Christopher J. Locke	39	Senior Vice President, Chief Financial Officer and Treasurer
Andre L. Zardini	43	Senior Vice President, Chief Information Officer

Ronald L. Blake became President and Chief Executive Officer of the Company in March 2005 and a director of the Company in September 2005. Prior to joining the Company, Mr. Blake was Chairman and Chief Executive Officer of Willis Stein Telecommunications Acquisition Corp. since 2000. Mr. Blake currently serves as a director of VelociTel and as trustee of Alverno College.

Roya Behnia became Senior Vice President, General Counsel, and Secretary in August 2006. Ms. Behnia served as Assistant General Counsel and Group General Counsel for SPX Corporation, a Fortune 500 multi-industry corporation, from August 2001 until August 2005.

Megan E. Flynn became Senior Vice President, Marketing and Business Development in September 2008 and served as Senior Vice President, Business Development since July 2003.

Christopher J. Locke joined Rewards Network in May 2005 as Senior Vice President, Business Planning, Analysis and Assurance. In December 2005, Mr. Locke was named Senior Vice President and Chief Financial Officer. Prior to joining the Company, he served as Chief Financial Officer of Willis Stein Telecommunications Acquisition Corp. beginning in December 2003.

Andre L. Zardini joined Rewards Network in August 2010. Prior to joining the Company, he served as Vice President of Software Engineering at Arrowstream, a transportation and software solutions company serving the restaurant industry, from April 2009 until June 2010, and Vice President of Strategic Planning and Product Development at National Restaurant Association Solutions LLC from May 2002 until March 2009.

Legal Proceedings

Ronald L. Blake served as chairman, president and chief executive officer of Orius Corp., a network and infrastructure firm, from June 2001 until February 2003. Orius Corp. filed for voluntary reorganization under Chapter 11 of the United States Bankruptcy Code in November 2002.

THE AUDIT COMMITTEE REPORT

The Audit Committee assists Rewards Network’s Board of Directors in overseeing and monitoring Rewards Network’s financial reporting process and the quality of its internal and external audit process.

The Audit Committee has reviewed and discussed with management Rewards Network’s audited financial statements as of and for the fiscal year ended December 31, 2009. KPMG LLP, Rewards Network’s independent registered public accounting firm for 2009, is responsible for expressing an opinion on the conformity of Rewards Network’s audited financial statements with generally accepted accounting principles and an opinion on the effectiveness of internal control over financial reporting. The Audit Committee reviewed and discussed with the independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 114, The Auditor’s Communication With Those Charged With Governance (which replaced Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended by SAS No. 90 Audit Committee Communications). The Audit Committee has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence, and has discussed with the independent accountant the independent accountant’s independence. In considering the independence of KPMG LLP, the Audit Committee took into account the amount and nature of the fees paid to KPMG LLP for non-audit services, as described on page 5 of Rewards Network’s Proxy Statement for 2010.

Based on the review and discussions referred to above, the Audit Committee recommended to Rewards Network’s Board of Directors that Rewards Network’s audited financial statements be included in Rewards Network’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 for filing with the Securities and Exchange Commission.

THE AUDIT COMMITTEE

Raymond A. Gross (chair)

Marc C. Particelli

Michael J. Soenen

March 11, 2010

COMPENSATION DISCUSSION AND ANALYSIS

This section provides information regarding our compensation program for the following executive officers:

Ronald L. Blake	President and Chief Executive Officer
Christopher J. Locke	Senior Vice President, Chief Financial Officer and Treasurer
Roya Behnia	Senior Vice President, General Counsel and Secretary
Megan E. Flynn	Senior Vice President, Business Development and Marketing

These executive officers are our principal executive officer, principal financial officer and our two other executive officers. We do not have any other executive officers. We refer to these executive officers as our Named Executive Officers or NEOs. This section also includes information where required regarding Robert S. Wasserman, who served as our Executive Vice President, Sales and Operations, until July 1, 2009 and would have been an NEO if he had remained employed with us until the end of 2009.

This section includes a summary of our compensation program for NEOs and information regarding, among other things, the role of the Compensation Committee, the overall objectives of our compensation program, each element of compensation that we provide to our NEOs and the compensation that we provided to our NEOs for 2009.

We implemented a one-for-three reverse stock split effective July 6, 2009. All information in this section and the tables that follow this section relating to equity awards has been adjusted to reflect the one-for-three reverse stock split.

Summary of Compensation Program for Named Executive Officers

The Compensation Committee has designed the compensation program for NEOs to reflect a “pay for performance” rather than an entitlement culture. The Compensation Committee believes that the NEOs should be rewarded if the Company achieves financial results that should lead to an increase in stockholder value over time.

Our compensation program for NEOs consists of three principal components: base salary, cash bonus and equity compensation. Cash bonus is typically earned based upon the achievement of financial performance targets, management business objectives and individual performance. Equity compensation, such as restricted stock unit awards, vests over time and in some cases only vests upon achievement of financial performance targets, which may include stock price targets. The Company does not provide our NEOs with deferred compensation or pension benefits, although NEOs may participate in our 401(k) Plan on the same basis as all employees. The Company does not provide our NEOs with perquisites, except NEOs were provided airline miles so that they could join an airline club for business travel purposes. The Company provides severance benefits to the NEOs, and believes that these benefits are transparent and fair to our stockholders and the NEO.

The Compensation Committee

Overview of Role. The Compensation Committee takes an active role in the design, oversight and assessment of the compensation program for our NEOs. The Compensation Committee acts pursuant to a charter that has been approved by our Board of Directors and is available in the Investor Relations section of the Company’s website at investor.rewardsnetwork.com, under the Governance subsection. The Compensation Committee consults with the full Board of Directors in designing the compensation program for our NEOs and determining whether financial performance targets and management business objectives have been met.

The Compensation Committee believes that a substantial portion of the compensation of our NEOs should be linked to the Company’s long-term financial performance and NEOs should be rewarded for financial performance consistent with the strategic and financial plans approved by the Board of Directors. As a result, the

NEOs have an incentive to achieve constant improvement in the core fundamentals of the Company’s operations and achieve management business objectives that are aligned with our stockholders’ interest in the long-term financial performance of the Company. Each year, the Compensation Committee examines whether the amount and form of incentive compensation being considered are aligned with the financial and strategic objectives of the Company both for the applicable year and over the long-term. The Compensation Committee, in any given year, may change the amount and form of incentive compensation to ensure such alignment.

The Compensation Committee determines the financial performance metrics and the targets for financial performance, as well as any management business objectives or other corporate objectives, each year. The financial performance metrics may include EBITDA, revenue, stock price or other metrics. The management business objectives are individual objectives for NEOs related to their area of responsibility that support the corporation’s overall objectives. Corporate objectives may include non-financial performance metrics that are relevant to the corporation as a whole. The Compensation Committee determines whether applicable financial performance targets, management business objectives and/or corporate objectives have been achieved and whether incentive compensation has been earned. The Compensation Committee also approves adjustments to the base salary of the NEOs. The Compensation Committee retains the ability to make appropriate changes to any aspect of the compensation program for NEOs in order to ensure that the Company and its stockholders benefit from the financial performance of the Company. If an award is earned based on the achievement of a financial performance target and the Company’s financial results are later restated so that it is determined that the financial performance target was in fact not achieved, the Compensation Committee may, to the extent provided under the Company’s compensation plans and as permitted by applicable law, require that the award revert to the Company.

Development of 2009 Compensation Program. In designing the 2009 compensation program for NEOs, the Compensation Committee considered the short-term and long-term financial and strategic plans of the Company and data regarding the Company’s historical performance. In December 2008, the Compensation Committee engaged Exequity LLP to provide compensation consulting services. Exequity provided assistance to the Compensation Committee in designing the 2009 incentive compensation program. Exequity did no other work for the Company, reported only to the Compensation Committee and was independent of management. The Compensation Committee considered the recommendations of Exequity in connection with designing the 2009 compensation program for NEOs. The Compensation Committee considered the recommendations of Mr. Blake, the Chief Executive Officer, in determining the amount of the various components of the 2009 compensation program for the NEOs other than Mr. Blake. The Compensation Committee met regularly with management and in executive session regarding the design of the 2009 compensation program and the amount of each component. While the Compensation Committee considered the recommendations of senior management in determining the Company’s financial performance targets and management business objectives for 2009, the design of the 2009 compensation program was determined by the Compensation Committee alone.

In March 2009, the Compensation Committee and Board of Directors approved the cash bonus portion of the 2009 compensation program and the financial performance metrics and targets and management business objectives relating to incentive compensation. The Compensation Committee also approved cash bonus targets for NEOs at that time. In March 2009, the Compensation Committee also reviewed the base salary of NEOs and approved the granting of restricted stock unit awards, which are the equity component of our compensation program. After the Compensation Committee approved the compensation program for 2009, the Compensation Committee continued to meet regularly during 2009 to review the financial performance of the Company and the progress of the NEOs toward targeted compensation. The Compensation Committee regularly reviewed compensation scorecards that tracked the projected compensation of our NEOs based on progress toward the Company’s financial performance goals.

Although Exequity was engaged principally to assist in the design of the Company’s 2009 incentive compensation program, the Compensation Committee also directed Exequity to provide benchmarking analysis of NEO compensation. For purposes of conducting a benchmarking analysis, Exequity used general industry survey information published by Hewitt Associates, Mercer, and Watson Wyatt. Each of these surveys provides compensation information based on the size of the survey participants as measured by their revenue. Accordingly, the data used for this purpose reflected size-appropriate survey information. Exequity used this general survey information because the Compensation Committee does not believe a group of companies exists that are both comparable in size and are operationally similar to the Company, and therefore the best representation of market practice can be extracted from general survey data. The Compensation Committee reviewed the average of the three data sources in designing the compensation structure for 2009 in order to ensure that the structure was consistent with market practices.

In January, February and March 2010, the Compensation Committee received information regarding the financial performance of the Company in 2009 and conferred as to whether the financial performance targets for the 2009 compensation plan were met. The Compensation Committee confirmed the financial performance of the Company with the Audit Committee. The Compensation Committee also reviewed the achievement of management business objectives by each NEO. The Compensation Committee then made its determinations with respect to the achievement of the 2009 performance target and management business objectives, as discussed below. The Compensation Committee reviewed these determinations with the Board of Directors, which approved of the Compensation Committee’s conclusions.

Objectives of Our Compensation Program

The Compensation Committee designed the 2009 compensation program for NEOs to incentivize improvement in profitability over the prior year, achievement of objectives that are aligned with the long-term development of the Corporation’s strategy and a significant return to stockholders as reflected in appreciation in the Corporation’s common stock price.

First, the amount of cash bonus that could be earned and the amount of restricted stock units that would be able to vest were adjusted based on the achievement of individual management business objectives and the Company’s achievement of an EBITDA target. With respect to the restricted stock units, half of these restricted stock units vest over a period of three years, providing a long term incentive to improve the Company’s stock performance. The other half of the restricted stock units vest in three tranches based on the achievement of stock price targets. These vesting requirements were designed to provide NEOs an incentive to remain with the Company and to tie each NEO’s opportunity to increase personal wealth to the appreciation of the Company’s stock price. The Company has stock ownership guidelines applicable to the NEOs that further tie their personal wealth to the Company’s stock price. The Compensation Committee believes that NEOs should expect to receive the majority of their compensation through components that are tied to the Company’s stock price or are at-risk and earned only if the Company achieves financial performance targets. The Compensation Committee believes that base salary and annual cash bonus should be secondary to the financial benefits obtained by the NEOs through the appreciation of equity compensation granted to them.

Second, the 2009 compensation program was designed to focus on profitability as measured against the Company’s annual budget that was approved by the Board of Directors early in 2009. The budget is a financial plan for the Company that reflects objectives for the year and sets the groundwork for longer-term strategy for the next several years. The Company designs the strategic and financial plans that are part of the Company’s budget both to achieve financial results for the year and to increase stockholder value over the long term by implementing plans that may not yield immediate financial benefits but set the stage for long-term growth. In addition, each NEO’s incentive compensation was based on achievement of individual management business objectives. The compensation program for NEOs was designed so that a substantial portion of the NEOs’ compensation was based on the corporation’s actual financial performance in 2009 that was consistent with or in excess of the financial performance commitments set forth in the Company’s annual budget and the achievement of the management business objectives that were approved by the Compensation Committee and were consistent with short-term and long-term objectives of the Board of Directors. As a result, the compensation for our NEOs is based substantially on the achievement of objectives that the Compensation Committee believed should result in an increase in stockholder value over time by driving constant improvement in the core fundamentals of the Company’s operations.

Most importantly, the Compensation Committee designed the compensation program for our NEOs with the objective of compensating NEOs in a manner that should be considered fair by our stockholders, employees and the NEOs and with consideration to internal equity and consistency among the NEOs.

The Elements of Our Compensation Program

This section describes the various elements of our compensation program for NEOs, together with a discussion of various matters relating to those items, including why the Compensation Committee chooses to include the items as an element of compensation.

Base Salary. Base salary is included in our NEO compensation package because the Compensation Committee believes it is appropriate that some portion of the compensation that is provided to NEOs be provided in a form that is fixed and liquid. Base salary for each NEO is designed to reflect the scope and responsibilities of the position, as well as the skills, knowledge, experience, abilities and contributions of each NEO. We determine each NEO’s base salary through the assessment of the Company’s needs, including the consideration that the Company continually seeks to attract and retain capable management to improve the financial performance of the Company. We also assess market conditions, which the Compensation Committee believes enables the Company to attract and retain executive talent to meet the Company’s business needs.

Mr. Blake previously entered into an employment agreement with the Company. The employment period specified in the employment agreement expired on December 31, 2008, and Mr. Blake’s employment is “at will” subsequent to that date. The employment agreement does not specify base salary after December 31, 2008, and Mr. Blake’s base salary is determined by the Compensation Committee based on the Compensation Committee’s assessment of the Company’s performance and Mr. Blake’s individual performance. Each other NEO has executed a written offer letter with the Company. These offer letters provide for a base salary that may be adjusted on a year-over-year basis. The Compensation Committee does not apply a formula to determine base salary or annual changes to base salary levels. Adjustments are made based on the Compensation Committee’s assessment of the Company’s performance and the individual’s performance, as well as recommendations from Mr. Blake for the NEOs other than himself.

Incentive Compensation. Incentive compensation is currently intended to comprise approximately 60% of the compensation that our Chief Executive Officer is eligible to receive and approximately 51%–53% of the compensation that other NEOs are eligible to earn. The Compensation Committee may change these percentages in any given year to adjust to any changes to its compensation philosophy. The portion of total compensation represented by incentive compensation may decrease or increase depending on the achievement of financial performance targets and individual management business objectives. Incentive compensation consists of (1) a cash bonus that is based on the Company’s achievement of annual financial performance targets and management business objectives, and (2) equity compensation that may be determined based on achievement of annual financial performance targets and management business objectives and vests over time and, in some cases, may vest only if the Company achieves annual financial performance targets or stock price targets.

Cash Bonus

Each NEO participates in our annual management incentive plan that provides an opportunity to earn a cash bonus targeted to equal a percentage of the NEO’s base salary. The cash bonus is designed to tie NEO compensation to the performance of the Company because the cash bonus is only earned if the Company achieves its financial performance targets. The cash bonus is also adjusted based on individual achievement of management business objectives, although the cash bonus will not be paid if the minimum threshold of Company financial performance is not achieved regardless of individual performance. The annual management incentive plan is designed to focus the NEO on achieving the Board of Directors’ desired financial performance and management business objectives for that particular year.

The Chief Executive Officer, in the case of all other NEOs, and the Compensation Committee in the case of the Chief Executive Officer, assesses the individual’s performance during the year to determine a base bonus award under the annual management incentive plan. An individual NEO’s base award may be more or less than 100% of his or her targeted award. The Compensation Committee may elect to provide that the base award may be increased if the Company exceeds the financial performance target for that year and that none or only a portion of the base award will be paid if the Company achieves less than 100% of the financial performance target. The Compensation Committee makes the final determination of whether the designated financial performance target has been achieved. The Compensation Committee reviews and approves the final cash bonus for each NEO so that the Compensation Committee retains oversight of any adjustments made to an NEO’s cash bonus based on his or her individual performance.

The annual management incentive plan is approved by the Compensation Committee and the Board of Directors during the first quarter of the applicable year. The financial performance targets and any management business objectives for NEOs under the annual management incentive plan are approved by the Compensation Committee during the first quarter of the applicable year. The Compensation Committee determines whether the applicable financial performance targets were met and approves the final cash bonuses during the first quarter of the year following the year for which the bonuses are earned. The cash bonus is usually paid in a lump sum in March of the year following the year for which it is earned. For example, the 2009 management incentive plan was approved by the Board of Directors and the financial performance targets and management business objectives for NEOs for 2009 were determined by the Compensation Committee in the first quarter of 2009. In March 2010, the Compensation Committee reviewed the Company’s financial and operational performance to determine whether the Company’s financial performance target was achieved and to review NEO individual performance with respect to the management business objectives for each NEO for 2009. The cash bonus was paid to participants in the management incentive plan in March 2010.

Equity Compensation

Each NEO has the opportunity to participate in the long-term equity performance of the Company through the receipt of restricted stock unit awards (“RSUs”). RSUs are generally awarded in the first quarter of the year. The Company has awarded RSUs with varying vesting requirements. The first type of RSU vests over time. The second type of RSU vests over time only if financial performance targets and management business objectives are first met. RSUs may have additional vesting requirements, such as achievement of stock price targets. RSUs convert into Shares when they vest.

RSUs that vest over time and do not have a performance-based vesting requirement provide an incentive to remain with the Company and provide a long-term incentive to increase the value of the Company’s stock price. These RSUs vest only if the NEO remains employed by the Company as of each vesting date, subject to accelerated vesting in certain circumstances. The Compensation Committee has designed these RSUs to motivate and focus executive activity over the course of many years, even if short-term financial performance goals are not met.

The Compensation Committee has also designed RSUs that vest over time only if annual financial performance targets and, in some cases, individual management business objectives are achieved to tie NEO compensation to the performance of the Company, in addition to providing an incentive to remain with the Company and increase the value of the Company’s stock price over time. Some of these performance-based RSUs may permit vesting in later years if the annual financial performance targets are not met but cumulative financial performance targets are achieved within a three-year period. If financial performance targets are not met, including cumulative financial performance targets, these performance-based RSUs will not vest and are cancelled. If the financial performance targets are met, these RSUs vest either immediately or over a period of time or if a stock price target is met and vest only if the NEO remains employed by the Company as of each vesting date, subject to accelerated vesting in certain circumstances.

The amount of equity compensation that each NEO is eligible for is not contractually set and the Compensation Committee reviews a variety of factors, including internal pay equity, current wealth accumulation with respect to stock awards previously granted, the financial performance of the Company, management proposals and input from its compensation consultant.

The Company’s 2006 Long-Term Incentive Plan (the “2006 Plan”) permits the Company to award equity compensation through a variety of vehicles, and the Company may award types of equity compensation other than RSUs, such as stock options or stock appreciation rights, in the future, or may modify the vesting structure of RSUs in the future.

The Compensation Committee has approved the grant of stock options in the past as a component of NEO compensation, but does not currently use stock options as a component of the NEO compensation program. Mr. Blake received a stock option grant of 250,000 Shares when he entered into his employment agreement with the Company in September 2005. These stock options were granted at an exercise price of $7.50 and the market price of the Company’s stock on the date of grant was $6.15 so that the stock options could not be exercised by Mr. Blake for value until the Company’s stock price had increased by approximately 22%. Following our three-for-one reverse stock split in July 2009 and special cash dividend in October 2009, these stock options were adjusted so that Mr. Blake now holds stock options to purchase 97,293 Shares at an exercise price of $19.27. Among the other NEOs, Ms. Flynn holds stock options that were granted under prior compensation programs.

The Compensation Committee has chosen to award RSUs instead of stock options for several reasons. RSUs continue to retain value and motivate behavior to increase stock price even when the Company’s stock price is depressed and provide a long term incentive for management even during times of stock price fluctuations. RSUs should result in less market overhang and dilution to stockholders than stock options because we grant fewer RSUs than the number of stock options that would be granted to provide equivalent value. The Compensation Committee believes that generally there has been a shift in corporate behavior away from stock options and toward restricted stock units in part for these reasons.

The granting of RSUs and the financial performance targets for vesting are approved by the Compensation Committee during the first quarter of the year. The Compensation Committee determines whether the applicable financial performance targets were met during the first quarter of the following year.

Perquisites. The Company provided each NEO with 50,000 American Airline frequent flier miles that each NEO could use for membership in the American Airlines Admirals Club.

Post-Termination Compensation

- Severance Arrangements

We have entered into individual severance agreements with our NEOs. These severance agreements provide for payments and other benefits if the NEO’s employment terminates for a qualifying event or circumstance, such as being terminated without “Cause” or leaving employment for “Good Reason,” as these terms are defined in the applicable severance agreement. Additional information regarding these severance agreements, including definition of key terms and a quantification of benefits that would have been received by our NEOs had termination occurred on December 31, 2009, is found under the heading “Potential Payments upon Termination or Change-in-Control” on pages B-31 through B-33 of this Information Statement.

The Compensation Committee believes that these severance arrangements are an important part of overall compensation for our NEOs. The Compensation Committee believes that these arrangements will help to secure the continued employment and dedication of our NEOs prior to or following a change in control, notwithstanding any concern that they might have regarding their own continued employment. The Compensation Committee also believes that these arrangements are important as a recruitment tool and, to a lesser extent, retention device, as many of the companies with which we compete for executive talent have similar arrangements in place for their senior employees. The Compensation Committee believes that these benefits are simple to understand, transparent and fair to our stockholders and each NEO.

Post-Retirement Compensation. We do not provide a pension plan for any of our employees. We also do not offer a deferred compensation plan. NEOs may elect to defer receipt of Shares upon vesting of RSUs, but none of our NEOs elected this deferral with respect to any RSUs granted to date.

We have a 401(k) Plan in place for all of our employees. We match contributions to the 401(k) Plan by all of our employees, including our NEOs, up to 3% of base salary. Company matching contributions are vested immediately.

We believe that a competitive 401(k) Plan is an attractive component of compensation for all of our employees, including our NEOs, and contributes to achieving our objectives of attracting and retaining talented employees.

Stock Ownership Guidelines. The Compensation Committee has established stock ownership guidelines for our NEOs because the Compensation Committee believes that substantial ownership of the Company’s stock will further align the NEOs’ interests with the interests of our stockholders. The Chief Executive Officer should maintain stock ownership with a value of at least 300% of base salary. All other NEOs should maintain stock ownership with a value of at least 100% of base salary.

For NEOs named as such before January 1, 2006, recommended stock ownership levels were to have been achieved by the end of 2008, and maintained thereafter. These levels are based on base salaries at December 31, 2006. NEOs named as such after January 1, 2006, will have three years from the date of being named an NEO to reach the suggested minimum level of stock ownership.

For purposes of determining compliance with the stock ownership guidelines, stock ownership includes Shares owned directly by the NEO or the NEO’s spouse, Shares owned by the NEO through our 401(k) Plan and Shares issued or to be issued under any award granted under incentive plans maintained by us, regardless of vesting status.

All NEOs are currently in compliance with the stock ownership guidelines. During 2009, some of our NEOs did not meet our stock ownership guidelines on the following dates: Mr. Blake on January 15, 2009; Mr. Locke from January 1, 2009 through March 12, 2009, and again from March 17, 2009 through March 23, 2009. In each case, the reason the NEO did not meet our stock ownership guidelines was that the price of our common stock on those dates fell below the threshold required to meet our stock ownership guidelines based on the NEO’s stock ownership on that date. We maintain an insider trading policy that prohibits employees who may have access to important non-public financial and other information, including our NEOs, from trading in our Common Stock except for periodic open trading periods. During each of these periods when the value of the stock ownership of these NEOs was below our stock ownership guidelines, we were not in an open trading period and the NEOs were not permitted to purchase Shares to meet our stock ownership guidelines. Each of the NEOs again met our stock ownership guidelines when the price of our Common Stock rose above the threshold required for the NEO to meet our stock ownership guidelines based on the NEO’s stock ownership.

Company policies require all employees, including our NEOs, to seek permission prior to entering into transactions with respect to the Company’s stock. The Company does not permit the NEOs to enter into hedging transactions using puts, calls or other types of derivative securities based upon the value of the Company’s Common Stock.

Tax Deductibility of the Compensation Program for NEOs. Section 162(m) of the Internal Revenue Code of 1986, as amended, imposes a $1 million limit on the amount that a public company may deduct for compensation paid to its Chief Executive Officer or any of its four other most highly compensated executive officers who are employed as of the end of the year. This limitation does not apply to compensation that meets the requirements under Section 162(m) for “qualifying performance-based” compensation (i.e., compensation paid only if the individual’s performance meets pre-established objective goals based on performance criteria approved by shareowners). For 2009, the RSUs that vested under the Company’s 2004 Long-Term Incentive Plan (“2004 LTIP”) and 2006 Long-Term Incentive Plan (“2006 LTIP”) were performance-based and determined by the Compensation Committee, the 2004 LTIP and 2006 LTIP performance goals were disclosed to the stockholders and the 2004 LTIP and 2006 LTIP was approved by the stockholders. As a result, the RSUs were fully deductible. The Company’s payment of annual bonuses under the Company’s management incentive plan was performance-based. However, they were not approved by the Company’s stockholders and as a result they were not deductible to the extent an NEO’s salary and annual bonus together exceeded the $1 million limit under Section 162(m).

2009 Compensation Program for NEOs

This section describes the compensation program for NEOs in 2009. This section contains a narrative description of how we determined the amount for each element of compensation and other information regarding the compensation program for NEOs in 2009.

For 2009, the Compensation Committee targeted base salary, cash bonus and equity compensation, the three principal components of our compensation program, to comprise the following portion of overall compensation:

Name	Base Salary	Cash Bonus	Equity Compensation
Ronald L. Blake	40.0%	20.0%	40.0%
Christopher J. Locke	46.5%	18.6%	34.9%
Roya Behnia	48.8%	19.5%	31.7%
Megan E. Flynn	48.8%	19.5%	31.7%
Robert S. Wasserman	46.5%	18.6%	34.9%

The relationship of cash bonus and equity compensation to base salary was as follows:

	Percentage of Base Salary
Name	Cash Bonus	Equity Compensation
Ronald L. Blake	50%	100%
Christopher J. Locke	40%	75%
Roya Behnia	40%	65%
Megan E. Flynn	40%	65%
Robert S. Wasserman	40%	75%

The Compensation Committee considered each NEO’s position in the Company and contributions to the Company’s business in determining the portion of total compensation attributed to each compensation component. The Compensation Committee also considered internal pay equity and the recommendations of Mr. Blake. The Compensation Committee believes this allocation appropriately reflects each NEO’s position in the Company and contributions to the Company’s performance.

Base Salary. During 2007, base salary comprised 40% of Mr. Blake’s total target compensation, and between 46.5% and 48.8% of the other NEOs’ total target compensation. The weighting of base salary in relation to incentive compensation reflects the Compensation Committee’s objective of ensuring that a substantial amount of each NEO’s total compensation is tied to the achievement of financial performance goals and management business objectives.

In March 2009, the Compensation Committee considered whether to increase the base salary of the NEOs. Mr. Blake recommended to the Compensation Committee no increase in base salary for the NEOs in light of the economic environment. The Compensation Committee discussed these recommendations and decided to accept Mr. Blake’s recommendation not to increase the base salaries of the NEOs in 2009. The Compensation Committee considered Mr. Blake’s base salary, internal pay equity and the economic environment and, based on these considerations, the Compensation Committee determined that Mr. Blake’s base salary was properly positioned and decided not to increase his base salary in 2009. The Compensation Committee reviewed Mr. Locke’s base salary in June 2009 and determined that Mr. Locke’s base salary should be increased from $249,400 to $280,400, effective July 1, 2009 based on a market assessment.

The base salary for our NEOs as of the end of 2009 was as follows:

Name	Base Salary at December 31, 2009
Ronald L. Blake	$550,000
Christopher J. Locke	$280,400
Roya Behnia	$267,500
Megan E. Flynn	$248,400

In March 2010, the Compensation Committee considered whether to increase the base salary of the NEOs. Mr. Blake recommended to the Compensation Committee an increase in base salary for each NEOs based on the Company’s financial performance and each individual’s performance in 2009. The Compensation Committee discussed these recommendations and decided to accept Mr. Blake’s recommendations. Mr. Locke’s base salary was increased 5.0% to $294,420. Ms. Behnia’s base salary was increased 3.7% to $277,531. Ms. Flynn’s base salary was increased 4.0% to $258,336. The Compensation Committee considered Mr. Blake’s base salary, internal pay equity, the Company’s financial performance and the economic environment and, based on these considerations, the Compensation Committee determined that Mr. Blake’s base salary was properly positioned and decided not to increase his base salary in 2010.

Incentive Compensation

- Financial Performance Targets and Management Business Objectives for 2009 Incentive Compensation

For 2009, the Compensation Committee selected the following financial target and management business objectives for purposes of incentive compensation:

Financial Target

•	Earnings before interest, income taxes, depreciation and amortization, excluding unusual and non-recurring gains and losses (“EBITDA”)

For 2009, the Compensation Committee chose EBITDA as the financial performance measure because EBITDA is a standard measure of operating profit and operating cash flow.

Management Business Objectives

•	Define, measure and improve cost to acquire new merchants, renew merchants and cost to service existing merchants

•	Improve merchant and member/non-member growth and retention

•	Optimize return on assets

•	Develop operational/financial plans associated with the implementation of the strategic plan and ongoing operating expense effectiveness

The Compensation Committee selected these general management business objectives for 2009 in order to support the Company’s long-term strategic goals while also achieving improvements in the business in the short term. The Compensation Committee selected individual management business objectives for each NEO that supported these general management business objectives in each NEO’s area of the business. The Compensation Committee believed these individual management business objectives required focused effort and management of each NEO’s departments throughout the year in order to achieve these objectives and therefore these objectives contained a significant amount of stretch in order to be achieved. The Compensation Committee believed achievement of these management business objectives would position the Company to continue to successfully pursue its long-term strategy while also achievement improvements in the business in the short term.

For the 2009 compensation program, the amount of awards that may be paid under the 2009 incentive compensation plan, referred to as the incentive pool, was adjusted based on the Corporation’s 2009 EBITDA. This incentive pool adjustment may range from 0% if the Corporation’s 2009 EBITDA was less than or equal to a threshold amount determined by the Compensation Committee, to 100% if the Corporation’s 2009 EBITDA equaled a target amount determined by the Compensation Committee, up to a maximum of 150% if the Corporation’s 2009 EBITDA exceeded the EBITDA target amount. An NEO may receive an award equal to 0% to 150% of his or her individual targeted bonus amount, based on his or her achievement of three to five individual performance goals. If the Corporation’s 2009 EBITDA was less than or equal to the EBITDA threshold, each participant would have received 0% of his or her individual targeted bonus amount. This percentage is referred to as the 2009 Percentage. The aggregate amount of awards under the 2009 incentive compensation plan could not exceed the incentive compensation pool, as adjusted based on the Corporation’s 2009 EBITDA.

Financial Performance Targets

The Compensation Committee set the EBITDA Target and revenue target based on the Company’s 2009 budget as follows:

Financial Performance Metric	Threshold	Target	Maximum
EBITDA	$14,000,000	$15,500,000	$16,250,000

Determination of 2009 Financial Performance

In February 2010, the Compensation Committee reviewed the Company’s 2009 financial performance and determined that EBITDA for purposes of determining incentive compensation was $15,846,317.

In determining EBITDA, the Compensation Committee excluded two unusual and non-recurring items. First, in connection with amending the structure of restricted stock unit awards to include a vesting requirement based on stock price, the amount of expense recognized in 2009 was higher than if the awards vested entirely based on time of service. The difference was $420,785. The Compensation Committee excluded this incremental level of expense when determining EBITDA because the structure of the restricted stock unit awards was not determined until after the 2009 budget was approved and as a result the incremental level of expense was not part of the budget upon which the EBITDA financial performance target was determined. In addition, the charge was non-cash and non-operational. Second, during 2009, the Board of Directors engaged consultants in connection with reviewing the business and incurred expenses of $482,834 in connection with this review. The Compensation Committee excluded this additional expense when determining EBITDA because the additional expense was not part of the budget upon which the EBITDA financial performance target was determined and the expenses were incurred at the direction of the Board of Directors. Based on these determinations, the percentage of targeted incentive compensation payout was determined to be:

Financial Performance Metric	Percentage of Targeted Incentive Compensation
EBITDA	123.1%

Cash Bonus

Each NEO’s cash bonus under our 2009 incentive compensation plan consisted of a base award that was targeted at a percentage of the NEO’s base salary, which was subject to adjustment based on our achievement of the 2009 financial performance target and an individual NEO’s achievement of management business objectives.

For 2009, Mr. Blake’s target bonus was equal to 50% of his base salary. Mr. Locke’s, Ms. Behnia’s and Ms. Flynn’s target bonuses were equal to 40% of their respective base salaries.

In determining the percentage of base salary for each NEO’s base award, the Compensation Committee considered the cash bonus target relative to the total compensation and benefits provided by the Company and sought to maintain equity among the NEOs while taking into account each NEO’s level of experience.

In determining the amount earned by each NEO under the incentive compensation plan, the Compensation Committee reviewed each NEO’s achievement of his or her management business objectives and the recommendations of the Chief Executive Officer for NEOs other than himself. The Compensation Committee determined an individual performance percentage, and then multiplied that percentage by the 123.1% achievement of the EBITDA target to arrive at a final 2009 Percentage.

With respect to Mr. Blake, the Compensation Committee determined that Mr. Blake should be awarded 90% with respect to achievement of management business objectives because he met his individual management business objectives except that the Compensation Committee expected growth in the Company’s revenues in 2009, which was not achieved. The 90% awarded was multiplied by 123.1% achievement of the EBITDA performance target to result in a 2009 Percentage of 110.8%.

With respect to Mr. Locke, the Compensation Committee determined that Mr. Locke met his individual management business objectives and demonstrated extraordinary performance with respect to:

•	improvement in dining credits risk management, which impacted the objective of optimizing return on assets,

•	implementation of sales force automation, which impacted all of the objectives, and

•	defining, measuring and improving the cost to acquire new merchants, renew merchants and cost to service existing merchants.

As a result, the Compensation Committee determined Mr. Locke should be awarded 125% with respect to achievement of management business objectives, which multiplied by 123.1% achievement of the EBITDA performance target resulted in Mr. Locke receiving the maximum 2009 Percentage of 150.0%.

With respect to Ms. Behnia, the Compensation Committee determined that Ms. Behnia met her individual management business objectives and demonstrated extraordinary performance with respect to:

•	management of her departmental budgets, which impacted the objective of optimizing return on assets and ongoing operating expense effectiveness,

•	development and implementation of a policy with respect to large deal opportunities, which impacted the objectives of improving merchant growth and implementation of the strategic plan, and

•	outsourcing non-core operating expenses, which impacted the objective of ongoing operating expense effectiveness.

As a result, the Compensation Committee determined Ms. Behnia should be awarded 110% with respect to achievement of management business objectives, which multiplied by 123.1% achievement of the EBITDA performance target resulted in a 2009 Percentage of 135.4%.

With respect to Ms. Flynn, the Compensation Committee determined that Ms. Flynn met her individual management business objectives and demonstrated extraordinary performance with respect to:

•	management of her departmental budgets, which impacted the objective of optimizing return on assets and ongoing operating expense effectiveness, and

•	development of new program partners, which impacted the objectives of improving member/non-member growth and retention and implementation of the strategic plan.

As a result, the Compensation Committee determined Ms. Flynn should be awarded 117.5% with respect to achievement of management business objectives, which multiplied by 123.1% achievement of the EBITDA performance target resulted in a 2009 Percentage of 144.6%.

The cash bonuses paid were as follows:

Named Executive Officer	Target		2009 Percentage	Total
Ronald L. Blake	$275,000		110.8%	$304,673
Christopher J. Locke	$105,960	(1)	150.0%	$158,940
Roya Behnia	$107,000		135.4%	$144,889
Megan E. Flynn	$99,360		144.6%	$143,717

(1)	Mr. Locke’s target was prorated to reflect his change in base salary effective July 1, 2009

Equity Compensation

The Compensation Committee granted RSUs to NEOs during 2009. RSUs granted in 2009 were granted under our 2006 Plan. The 2006 Plan provides that we may grant equity awards in the form of stock options, restricted stock units and other stock-based awards.

The following table sets forth the base number of RSUs granted to each NEO, the value of these RSUs based on a per Share price of $8.64, the average closing price for the 60 trading days ending on the grant date, and the percentage of base salary. Our common stock price on March 31, 2009, the date of grant, was $10.50 per Share and where we discuss grant date value of these RSUs, the value is based on $10.50 per Share. The base number of RSUs and the Share price have been adjusted to reflect the one-for-three reverse stock split effective July 2009. In determining the number of RSUs to grant to these NEOs, the Compensation Committee considered the individual’s performance during 2008 and the recommendations of Mr. Blake for NEOs other than himself. In considering the grant to Mr. Blake, the Compensation Committee considered his individual performance and equity grants provided previously to Mr. Blake.

Name	Base Number of RSUs	Value based on $8.64 per Share	Percentage of Base Salary
Ronald L. Blake	63,658	$550,000	100%
Christopher J. Locke	21,650	$187,050	75%
Roya Behnia	20,125	$173,875	65%
Megan E. Flynn	18,688	$161,460	65%
Robert S. Wasserman	28,559	$246,750	75%

The Compensation Committee adjusted the base number of RSUs to reflect the special cash dividend of $2.00 per Share paid to stockholders in October 2009 in order to prevent dilution of the value of the RSUs as required by the 2006 Plan and RSU agreements. The adjustment was made by multiplying the base number of RSUs by a fraction equal to $13.94/$11.94. The numerator of the fraction is equal to the closing price of the common stock on October 12, 2009, the last day the common stock traded with the right to receive the special cash dividend, and the denominator of the fraction is equal to that price less $2.00. The base number of RSUs for each NEO following this adjustment is as follows:

Name	Base Number of RSUs after adjustment
Ronald L. Blake	74,321
Christopher J. Locke	25,276
Roya Behnia	23,496
Megan E. Flynn	21,818

The base number of RSUs was adjusted by each NEO’s 2009 Percentage determined under the cash bonus plan to arrive at the final number of RSUs that may vest as follows:

Name	Base Number of RSUs	2009 Percentage	Final Number of RSUs
Ronald L. Blake	74,321	110.8%	82,340
Christopher J. Locke	25,276	150.0%	37,914
Roya Behnia	23,496	135.4%	31,816
Megan E. Flynn	21,818	144.6%	31,558

Half of the final number of RSUs vests in three equal installments on March 31, 2010, March 31, 2011 and March 31, 2012. The other half of the final number of RSUs vests in three tranches based on the achievement of stock price targets. Each tranche is equal to one-sixth of the RSUs, and each tranche vests on the date that is on or after March 31, 2010, the first anniversary of the date of grant, and on which the average closing stock price for the previous sixty trading days is above a threshold determined by the Compensation Committee. The stock price threshold for the first tranche was set at 20% above the average closing stock price for the sixty trading days ending on the grant date, and the second tranche stock prices threshold was 20% above the first tranche stock price and the third tranche stock price threshold was 20% above the second tranche stock price. The Compensation Committee adjusted these stock price thresholds down by $2.00 to reflect the special cash dividend paid to stockholders in October 2009. The final stock price thresholds were:

First Tranche Stock Price	$8.38
Second Tranche Stock Price	$10.45
Third Tranche Stock Price	$12.94

The average closing stock price for the sixty trading days ending on March 31, 2010, was $13.52, which meant that all three tranches related to stock price thresholds vested on March 31, 2010.

2010 Incentive Compensation Program. The design of the 2010 incentive compensation program for NEOs is substantially the same as the design for the 2009 incentive compensation program.

Cash Bonus

For the 2010 compensation program, the amount of awards that may be paid under the 2010 incentive compensation plan, referred to as the incentive pool, is adjusted based on the Corporation’s 2010 EBITDA. This incentive pool adjustment may range from 0% if the Corporation’s 2010 EBITDA is less than or equal to a threshold amount determined by the Compensation Committee, to 100% if the Corporation’s 2010 EBITDA equals a target amount determined by the Compensation Committee, up to a maximum of 200% if the Corporation’s 2010 EBITDA exceeds the EBITDA target amount. An NEO may receive an award equal to 0% to 200% of his or her individual targeted bonus amount, based on his or her achievement of three to five individual performance goals. If the Corporation’s 2010 EBITDA is less than or equal to the EBITDA threshold, each participant receives 0% of his or her individual targeted bonus amount. This percentage is referred to as the 2010 Percentage. The aggregate amount of awards under the 2010 incentive compensation plan may not exceed the incentive compensation pool, as adjusted based on the Corporation’s 2010 EBITDA.

Equity Compensation

The 2010 compensation program provides that each NEO will receive a base number of RSUs multiplied by the 2010 Percentage determined under the 2010 incentive compensation plan. The Compensation Committee designed the 2010 RSU grants so that the amount of potential long-term compensation that an NEO would receive would be based on the same financial performance target and individual performance as the short-term cash bonus plan. In addition to the amount of RSUs that an NEO may receive, the Compensation Committee designed the vesting criteria for the RSUs to serve as a retention device and to reward the NEOs only if the Company’s stock price increased. Half of the RSUs vests in three equal installments on the first, second and third anniversary of the date of grant. The other half of the RSUs vests in three tranches. Each tranche is equal to one-sixth of the RSUs, and each tranche vests on the date that is on or after the first anniversary of the date of grant and on which the average closing stock price for the previous sixty trading days is above a threshold determined by the Compensation Committee. The stock price threshold for the first tranche is above the average closing stock price for the sixty trading days ending on the grant date, and the second and third tranche stock price thresholds are progressively higher than for the previous tranche. The Compensation Committee believes that each stock price threshold represents a significant appreciation in the Company’s stock price. Notwithstanding the foregoing, in the event of a change in control as defined in the 2006 Plan, if the stock price pursuant to such change in control is above any of these thresholds, those RSUs shall vest, and if the stock price pursuant to such change in control is below any of these thresholds, those RSUs shall be cancelled. If a stock price threshold is not reached by the third anniversary of the date of grant, the applicable RSUs will be cancelled.

Vesting of Equity Compensation upon a Change in Control. The 2006 Plan provides that equity compensation granted under the 2006 Plan fully vests if the holder of the equity compensation is terminated without cause within 12 months after a change in control, unless otherwise specified.

The following table sets forth the value of equity compensation that would have become vested if a Change in Control had occurred on December 31, 2009 and the NEO was terminated without cause on that date. The closing stock price of the Company’s common stock on December 31, 2009, was $12.64. The following equity awards would have become vested if a Change in Control had occurred on December 31, 2009 and the NEO was terminated without cause on that date: RSUs granted in 2007, unvested RSUs granted in 2008, the time based-vesting RSUs granted in 2009, and the first and second tranche of the stock price-based vesting RSUs granted in 2009. The stock price of $12.64 was below the third tranche stock price of the stock price-based vesting RSUs granted in 2009, which means the third tranche RSUs would not have vested and would have been cancelled. The RSUs granted in 2009 provide that in the event of a Change in Control during 2009, the Compensation Committee would determine any adjustment to the base number of RSUs to determine the final number of RSUs that may vest, and the table below assumes 100% of the base RSUs would be eligible for vesting. All of these outstanding equity awards are detailed in the table entitled “2009 Outstanding Equity Awards at Fiscal Year-End” on page B-29 below.

Name	Stock Awards
	Number of Shares Vesting on Change in Control (#)(1)	Value Realized on Vesting ($)
Ronald L. Blake	94,097	$1,189,388
Christopher J. Locke	38,712	$489,320
Roya Behnia	44,317	$560,167
Megan E. Flynn	35,759	$451,994

(1)	Consists of RSUs that convert into Shares when they vest.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors oversees the Company’s compensation program on behalf of the Board of Directors. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis set forth in the Company’s Proxy Statement for 2010.

In reliance on the review and discussions referred to above, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company’s Proxy Statement for 2010.

THE COMPENSATION COMMITTEE

Mark R. Sotir, Chairman

Marc C. Particelli

Michael J. Soenen

March 31, 2010

2009 SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($) (c)		Bonus ($) (d)	Stock Awards ($)(1) (e)	Option Awards ($)(2) (f)	Non-Equity Incentive Plan Compensation ($) (g)	All Other Compensation ($)(3) (i)	Total ($) (j)
Ronald L. Blake	2009	$550,000		—	$668,403	—	$304,673	$7,933	$1,531,009
President and Chief Executive Officer	2008	$550,000		$68,750	$250,000	—	$514,250	$9,200	$1,392,200
	2007	$550,000		—	$250,000	—	$0	$9,000	$809,000

Christopher J. Locke	2009	$264,900	(4)	—	$227,318	—	$158,940	$6,794	$657,952
Senior Vice President, Chief Financial Officer and Treasurer	2008	$249,400		$18,705	$137,170	—	$139,913	$9,200	$554,388
	2007	$246,683		—	$137,170	—	$0	$9,000	$392,853

Roya Behnia	2009	$267,500		—	$211,307	—	$144,889	$7,099	$630,795
Senior Vice President, General Counsel and Secretary	2008	$267,500		$16,719	$147,125	—	$125,056	$9,200	$565,600
	2007	$264,583		—	$227,125	—	$0	$9,000	$500,708

Megan E. Flynn	2009	$248,400		—	$196,219	—	$143,717	$7,166	$595,502
Senior Vice President, Marketing and Business Development	2008	$248,400		$15,525	$136,620	—	$116,127	$9,200	$525,872
	2007	$244,983		—	$137,518	—	$0	$9,000	$391,501

Robert S. Wasserman	2009	$164,500		—	$299,870	—	—	$5,722	$470,092
Executive Vice President, Sales and Marketing, Operations(5)	2008	$329,000		$24,675	$105,515	—	$184,569	$9,200	$652,959
	2007	$327,167		—	$68,510	—	$0	$9,000	$404,677

(1)	This column shows the aggregate grant date fair value of RSU awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation— Stock Compensation (“FASB ASC Topic 718”). Additional information regarding the number of RSUs granted to each NEO is set forth below in “Grants of Plan-Based Awards” and “Outstanding Equity Awards” tables. These award fair values have been determined based on the Company’s closing stock price on the grant date as well as assumptions set forth in the Company’s financial statements contained in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2010 (Note 7—Stock Awards). The value of the awards was calculated using the aggregate grant date fair value of the base number of RSUs based on the Company’s closing stock price on date of grant. The RSUs granted in 2007 were not earned and were cancelled. The final number of RSUs granted in 2008 was 99.375% of the base number of RSUs granted and two-thirds of these RSUs have vested, with the remaining third vesting on February 19, 2011 if the holder is employed with the Company on that date. The final number of RSUs granted in 2009 as a percentage of the base number of RSUs granted in 2009 for each NEO was: Mr. Blake 110.8%; Mr. Locke 150.0%; Ms. Behnia 135.4%; and Ms. Flynn 144.6%. Two-thirds of the RSUs granted in 2009 have vested, with the remaining RSUs vesting in equal installments on March 31, 2011 and March 31, 2012 if the holder is employed with the Company on that date. Mr. Wasserman’s employment with the Company terminated effective July 1, 2009 and his unvested RSUs granted in 2008 and all of his RSUs granted in 2009 were cancelled.
(2)	This column shows the aggregate grant date fair value of stock option awards computed in accordance with FASB ASC Topic 718. These award fair values have been determined based on the assumptions set forth in the Company’s financial statements contained in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2010 (Note 7—Stock Awards).
(3)	Includes matching contributions to the Company’s 401(k) Plan.
(4)	Mr. Locke received a raise in his base salary from $249,400 to $280,400, effective July 1, 2009.
(5)	Mr. Wasserman resigned and his employment with the Company terminated effective July 1, 2009.

2009 GRANTS OF PLAN-BASED AWARDS

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Option Awards ($)(3) (l)
		Threshold ($)(1) (c)	Target ($)(1) (d)	Maximum ($)(1) (e)	Threshold (#)(2) (f)	Target (#)(2) (g)	Maximum (#) (h)
Ronald L. Blake	3/31/2009	$0	$275,000	$412,500	—	—	—	—
	3/31/2009	—	—	—	0	74,321	111,482	$668,403

Christopher J. Locke	3/31/2009	$0	$105,960	$158,940	—	—	—	—
	3/31/2009	—	—	—	0	25,276	37,914	$227,318

Roya Behnia	3/31/2009	$0	$107,000	$160,500	—	—	—	—
	3/31/2009	—	—	—	0	23,496	35,244	$211,307

Megan E. Flynn	3/31/2009	$0	$99,360	$149,040	—	—	—	—
	3/31/2009	—	—	—	0	21,818	32,727	$196,219

Robert S. Wasserman	3/31/2009	$0	$131,600	$197,400	—	—	—	—
	3/31/2009	—	—	—	0	33,343	50,014	$299,870

(1)	This is the amount of cash bonus that may be paid under the Company’s 2009 Management Incentive Plan. The target amount is payable if the Company achieves all the EBITDA Target and the individual NEO achieves his or her individual management business objectives, and the maximum amount is payable if the Company exceeds the EBITDA Target or the individual has extraordinary performance with respect to management business objectives.
(2)	Consists of RSUs granted under the 2006 Plan. RSUs convert into Shares when they vest. The amounts in this column reflect adjustments made to reflect the special cash dividend of $2.00 per Share paid to stockholders in October 2009. Mr. Wasserman resigned from the Company and his RSUs were cancelled prior to October 2009, but we have adjusted his RSUs to reflect the special cash dividend in order to make his information comparable to the information of other NEOs.
(3)	The grant date fair value is based on the closing stock price on March 31, 2009, which was $10.50 (adjusted for the reverse stock split). The determination of the base number of RSUs was based on a per share price of $8.64, the average closing price for the 60 trading days ending on March 31, 2009.

2009 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name (a)	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)		Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)		Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Ronald L. Blake	97,293	—	—	$19.27	9/13/2015	—		—	—		—
	—	—	—	—	—	—		—	18,151	(1)	$229,429
	—	—	—	—	—	14,012	(2)	$177,112	—		—
	—	—	—	—	—	74,321	(3)	$939,417	—		—

Christopher J. Locke	—	—	—	—	—	—		—	9,959	(1)	$125,882
	—	—	—	—	—	7,689	(2)	$97,189	—		—
	—	—	—	—	—	25,276	(3)	$319,489	—		—

Roya Behnia	—	—	—	—	—	—		—	16,491	(1)	$208,446
	—	—	—	—	—	8,246	(2)	$104,229	—		—
	—	—	—	—	—	23,496	(3)	$296,989	—		—

Megan E. Flynn	3,892	—	—	$9.64	9/5/2010	—		—	—		—
	7,784	—	—	$12.93	1/14/2012	—		—	—		—
	9,730	—	—	$20.56	4/14/2013	—		—	—		—
	—	—	—	—	—	—		—	9,919	(1)	$125,376
	—	—	—	—	—	7,658	(2)	$96,797	—		—
	—	—	—	—	—	21,818	(3)	$275,780	—		—

(1)	Consists of RSUs that convert into Shares when they vest. Vesting of these RSUs is contingent on the achievement of 2009 three-year cumulative EBITDA and net revenue targets. The Compensation Committee determined in March 2010 that this cumulative target was not met and these RSUs were cancelled upon the making of that determination.
(2)	Consists of RSUs that convert into Shares when they vest. Half of these RSUs vested on February 19, 2010 and the remaining half vest on February 19, 2011 if the recipient is employed by the Company on the vesting date.
(3)	Consists of RSUs that convert into Shares when they vest. This is the base number of RSUs that were outstanding on December 31, 2009. The final number of RSUs was determined in March 2010 as follows: Mr. Blake 82,340 RSUs; Mr. Locke 37,914 RSUs; Ms. Behnia 31,816 RSUs; and Ms. Flynn 31,558 RSUs. Half of these RSUs vested on March 31, 2010 due to the achievement of stock price targets as of that date. The other half of these RSUs vest in three equal installments on March 31, 2010, March 31, 2011 and March 31, 2012 if the recipient is employed by the Company on the vesting date.

2009 OPTION EXERCISES AND STOCK VESTED

Name (a)	Stock Awards
	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Ronald L. Blake	6,001	$44,647
	5,555	$43,329

Christopher J. Locke	3,292	$24,492
	2,220	$17,316

Roya Behnia	3,531	$26,271

Megan E. Flynn	3,279	$24,395
	1,989	$15,514

Robert S. Wasserman	4,344	$32,319
	3,029	$23,626

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Description of Severance Arrangements with our NEOs

We describe the severance arrangements with each of our NEOs below. The description of our severance arrangements includes the value of the severance arrangements assuming that termination took place on December 31, 2009.

With respect to our NEOs, severance payment obligations of the Company may be triggered based on the reason for the termination of the NEOs employment with the Company, such as death or disability, or without “Cause”, by the NEO for “Good Reason”, or following a “Change in Control,” as those terms are defined in the applicable documents.

Generally speaking, the terms “Cause”, “Good Reason” and “Change in Control” have the following meanings, although specific definitions may vary among the different severance agreements in place for our NEOs. Any significant variations are described in the description of the specific NEOs severance payments.

“Cause” generally means willful refusal to follow directives of the individual’s supervisor which are consistent with the scope and nature of his duties and responsibilities, conviction, plea of guilty or nolo contendere to a felony or of a crime involving moral turpitude, fraud or embezzlement, gross negligence or willful misconduct resulting in a material loss to the Company or material damage to the reputation of the Company.

“Good Reason” generally means a material diminution in duties and responsibilities.

“Change in Control” is generally defined as the acquisition by any person of more than 50 percent of the total voting power of the outstanding voting securities of the Company, a change in a majority of the Board of Directors, a merger, consolidation or other transaction occurs after which the stockholders of the Company prior to such transaction hold less than 50 percent of the total voting power of the surviving entity, or the complete liquidation of the Company or a sale of more than 50 percent of the assets of the Company.

With respect to termination upon death, disability or termination for Cause or voluntary termination without Good Reason, each NEO is entitled to accrued base salary through the date of termination and other employee benefits to which the NEO is entitled upon termination in accordance with the terms of the plans and programs of the Company, which includes payment of accrued paid time off, participation in the Company’s group health plans until the end of the calendar month in which termination became effective and the opportunity to participate in COBRA thereafter.

With respect to termination without Cause or voluntary termination for Good Reason, the severance payments for each NEO are described below. In addition, each NEO holds RSUs that vest if the NEO is terminated without Cause within 12 months following a Change in Control. The value of these RSUs is included in the column titled “Value of Equity Compensation Vesting upon Termination.”

Ronald L. Blake. Mr. Blake’s employment agreement with the Company provides that Mr. Blake will receive the amount of any bonus earned and payable but not yet paid for the fiscal year prior to the year in which the termination occurs regardless of the reason for termination.

In addition, if Mr. Blake is terminated without Cause or he terminates his employment for Good Reason, Mr. Blake is entitled to receive continuation of his base salary for 12 months. This amount is increased to 18 months if termination occurs within 12 months after a Change in Control. If Mr. Blake is terminated without Cause or he terminates his employment for Good Reason, Mr. Blake is also entitled to continued coverage under the Company’s group health plan for 18 months at no cost to him. Good Reason for Mr. Blake includes a requirement that his principal office be located more than 50 miles outside of the greater Chicago metropolitan area or a material breach of the employment agreement by the Company.

Mr. Blake is subject to non-solicitation and non-competition requirements for a period of 12 months following his termination, or 18 months in the case of termination following a Change in Control if he is entitled to receive severance payments during that period. Mr. Blake must sign a release in order to receive his severance payments.

Mr. Blake would have been entitled to the following base salary amounts if his employment had been terminated on December 31, 2009:

	Salary Continuation	Value of Equity Compensation Vesting upon Termination	Accrued paid time off	COBRA payments	Total
Termination without Cause or for Good Reason:	$550,000	$0	$0	$33,582	$583,582
Termination without Cause or for Good Reason within 12 months following a Change in Control:	$825,000	$1,156,471	$0	$33,582	$2,015,053

In addition, Mr. Blake holds 97,293 stock options at an exercise price of $19.27 per Share, which could be exercised within 90 days following termination. The value realized if exercised on December 31, 2009 would be $0 because the exercise price exceeds the per Share price on that date.

Christopher J. Locke. Mr. Locke has entered into a letter agreement regarding severance payments in the event Mr. Locke’s employment is terminated for certain reasons. This letter agreement provides for severance payments of 12 month’s base salary and participation in the Company’s health care plan pursuant to COBRA with the Company paying the cost of such continued coverage for a period of 12 months in the event Mr. Locke’s employment is terminated by us for any reason other than Cause, death, disability, or if Mr. Locke terminates his employment for Good Reason. Good Reason for Mr. Locke also includes a diminution in Mr. Locke’s duties resulting from a Change in Control. Mr. Locke has also executed a Proprietary Interest Protection and Non-Solicitation Agreement that contains non-competition and non-solicitation provisions that survive for one year following voluntary or involuntary termination. Mr. Locke must sign a release in order to receive his severance payments.

Mr. Locke would have been entitled to the following base salary amounts if his employment had been terminated on December 31, 2009:

	Salary Continuation	Value of Equity Compensation Vesting upon Termination	Accrued paid time off	COBRA payments	Total
Termination by the Company for any reason other than Cause, disability or death, or if Mr. Locke terminates his employment for Good Reason:	$280,400	$0	$5,392	$20,215	$306,007
Termination by the Company without Cause within 12 months following a Change in Control:	$280,400	$471,257	$5,392	$20,215	$777,264

Roya Behnia. Ms. Behnia’s offer letter from the Company provides that she will receive 12 months of base salary and participation in the Company’s health care plan pursuant to COBRA with the Company paying the cost of such continued coverage for a period of 12 months in the event her employment is terminated by the Company following a Change in Control or without Cause, or if Ms. Behnia terminates her employment for

Good Reason. Ms. Behnia has also executed a Proprietary Interest Protection and Non-Solicitation Agreement that contains non-competition and non-solicitation provisions that survive for one year following voluntary or involuntary termination. Ms. Behnia must sign a release in order to receive her severance payments.

Ms. Behnia would have been entitled to the following base salary amounts if her employment had been terminated on December 31, 2009:

	Salary Continuation	Value of Equity Compensation Vesting upon Termination	Accrued paid time off	COBRA payments	Total
Termination by the Company following a Change in Control, or termination without Cause or for Good Reason:	$267,500	$0	$4,100	$4,866	$276,466
Termination without Cause within 12 months following a Change in Control:	$267,500	$530,261	$4,100	$4,866	$806,727

Megan E. Flynn. Ms. Flynn has entered into a Severance, Proprietary Interest Protection and Non-Solicitation Agreement with the Company that provides that she will be entitled to 12 months of her then-current base salary and participation in the Company’s health care plan pursuant to COBRA with the Company paying the cost of such continued coverage for a period of 12 months if her employment is terminated by the Company for any reason other than Cause, disability or death, or if Ms. Flynn resigns from employment for Good Reason.

Good Reason for Ms. Flynn also includes a diminution in her duties resulting from a Change in Control of the Company, if she no longer reports directly to the Chief Executive Officer, if she is no longer a member of the Company’s executive management team, if she is no longer the top executive in the business development department or if she no longer has any employees reporting directly to her. This agreement also contains non-competition and non-solicitation provisions that survive for one year following voluntary or involuntary termination. Ms. Flynn must sign a release in order to receive her severance payments.

Ms. Flynn would have been entitled to the following base salary amounts if her employment had been terminated on December 31, 2009:

	Salary Continuation	Value of Equity Compensation Vesting upon Termination	Accrued paid time off	COBRA payments	Total
Termination by the Company for any reason other than Cause, disability or death, or if Ms. Flynn resigns from employment for Good Reason:	$248,400	$0	$4,777	$4,389	$257,566
Termination without Cause within 12 months following a Change in Control:	$248,400	$434,020	$4,777	$4,389	$691,586

In addition, Ms. Flynn holds 21,406 stock options that could be exercised within 90 days following termination. 3,892 of these stock options have an exercise price of $9.64 per Share, 7,784 of these stock options have an exercise price of $12.93 per Share and the remaining 9,730 stock options have an exercise price of $20.56 per Share. The value realized of these stock options if exercised on December 31, 2009 would be $11,676.

2009 NON-EMPLOYEE DIRECTOR COMPENSATION

Under the 2006 Non-Employee Directors Award Program, as amended, non-employee directors are entitled to receive a fee of $30,000 per year. The Chair of the Board of Directors, the Chair of each Committee and the members of each Committee receive additional fees as follows:

Chair of the Board of Directors	$40,000
Chair of the Audit Committee	$12,500
Chair of the Compensation Committee	$7,500
Chair of the Corporate Governance and Nominating Committee	$7,500
Member of Audit Committee	$7,500
Member of Compensation Committee	$5,000
Member of Corporate Governance and Nominating Committee	$5,000

These fees are payable quarterly either in Shares, in deferred Shares, or in cash. There is no attendance fee for regular meetings of the Board of Directors and Committees. The attendance fee for special meetings of the Board of Directors attended in person is $1,500 and by phone is $500. The meeting attendance fee for special meetings of Committees attended in person is $1,000 and by phone is $500. Each non-employee director receives a single annual RSU award with a grant date value of $50,000 that vests on the date of the Annual Meeting of Stockholders, but not later than June 1 of the year in which it is granted. If the director’s service on the Board of Directors terminates for any reason the unvested portion of the RSU award is cancelled, and if the director is not re-elected at the Annual Meeting of Stockholders, a pro-rata portion of the RSU award vests. If a director’s service on the Board begins after the beginning of the year, the director receives an RSU award with a grant date value equal to a pro rata portion of $50,000, which vests on the date of the Annual Meeting of Stockholders or, if the director joins on or after the date of the Annual Meeting of Stockholders, vests immediately.

2009 NON-EMPLOYEE DIRECTOR COMPENSATION TABLE

Name (a)	Fees Earned or Paid in Cash ($)(1) (b)	Stock Awards ($)(2) (c)	Total ($) (h)
Raymond A. Gross(3)	$55,000	$50,000	$105,000
F. Philip Handy	$45,750	$50,000	$95,750
Donald J. Liebentritt(3)	$74,000	$50,000	$124,000
Marc C. Particelli(3)	$51,000	$50,000	$101,000
Michael J. Soenen	$50,750	$50,000	$100,750
Mark R. Sotir	$42,000	$50,000	$92,000

(1)	Represents fees for board and committee service plus board and committee meeting attendance fees.
(2)	This column shows the aggregate grant date fair value of RSU awards computed in accordance with FASB ASC Topic 718. These award fair values have been determined based on assumptions set forth in the Company’s financial statements contained in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2010 (Note 7 – Stock Awards). All of these RSUs vested on June 1, 2009.
(3)	Mr. Gross elected to receive his board and committee member service fees in deferred Shares and his Chair of the Audit Committee fee in cash. Mr. Liebentritt elected to receive his board service fees in deferred Shares and his Chair of the Board of Directors fee in cash. Mr. Particelli elected to receive half of his board and committee member fees in Shares and half in cash. Mr. Gross received 2,932 deferred Shares. Mr. Liebentritt received 2,513 deferred Shares. Mr. Particelli received 1,780 Shares.

The following table sets forth stock awards and option awards held by non-employee directors as of December 31, 2009.

Name	Option Awards
Raymond A. Gross	13,624
F. Philip Handy	16,542

EQUITY COMPENSATION PLAN INFORMATION

Plan Category:	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding Securities reflected in column (a))(1) (c)
Equity compensation plans approved by security holders (1)	211,723	$17.62	740,008
Equity compensation plans not approved by security holders	—	—	—

Total	211,723	$17.62	740,008

(1)	The total number of Shares that may be subject to outstanding awards granted under our 2006 Long-Term Incentive Plan and 2004 Long-Term Incentive Plan, determined immediately after the grant of any award, may not exceed 1,513,333 Shares. The number of securities remaining available for future issuance under equity compensation plans also excludes 451,677 Shares reserved for restricted stock units issued to management for incentive compensation and 57,371 Shares earned by directors for serving on the Board of Directors and deferred for future issuance by the directors.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table shows, as of November 3, 2010, the ownership of Shares by each person who is known to Rewards Network to own beneficially more than 5% of the outstanding Shares, by each director, by each executive officer named in the summary compensation table and by all of Rewards Network’s directors and executive officers as a group. The address of each beneficial owner who is also a director or executive officer of Rewards Network is c/o Rewards Network Inc., Two North Riverside Plaza, Suite 950, Chicago, Illinois 60606. Except as otherwise specified, each beneficial owner has sole voting power and sole investment power with respect to the securities beneficially owned by such beneficial owner.

Name and Address of Beneficial Owner	# of Shares of Common Stock		Options Exercisable prior to January 2, 2011	Total Shares	% of Total Outstanding (1)
Samstock, L.L.C. EGI-Fund (00) Investors, L.L.C. EGI-Fund (05-07) Investors, L.L.C. EGI-Fund (08-10) Investors, L.L.C. SZ Investments, L.L.C. EGI Acquisition, L.L.C. EGI Acquisition Parent, L.L.C. KMJZ Investments, L.L.C. Chai Trust Company, LLC 2 North Riverside Plaza Chicago, Illinois 60606	2,323,344	(2)	—	2,323,344	26.4%

Elkhorn Partners Limited Partnership Alan S. Parsow 2222 Skyline Drive Elkhorn, Nebraska 68022	718,200	(3)	—	718,200	8.1%

Dimensional Fund Advisors LP Palisades West Building One 6300 Bee Cave Road Austin, Texas 78746	554,777	(4)	—	554,777	6.3%

Bernard A. Osher Bernard A. Osher TR UA 03/08/88 One Ferry Building Suite 255 San Francisco, California 94111	540,000	(5)	—	540,000	6.1%

Donald J. Liebentritt, Chairman of the Board of Directors	49,036	(6)	—	49,036	*

Ronald L. Blake, President and Chief Executive Officer and Director	149,699		97,293	246,992	2.8%

Christopher J. Locke, Senior Vice President and Chief Financial Officer	25,490		—	25,490	*

Roya Behnia, Senior Vice President, General Counsel, Secretary and Chief Privacy Officer	18,035		—	18,035	*

Name and Address of Beneficial Owner	# of Shares of Common Stock		Options Exercisable prior to January 2, 2011	Total Shares	% of Total Outstanding (1)
Megan E. Flynn, Senior Vice President, Business Development and Marketing	23,011		17,514	40,525	*

Andre L. Zardini, Senior Vice President, Chief Information Officer	—		—	—	*

Raymond A. Gross, Director	49,819	(6)	13,622	63,443	*

F. Philip Handy, Director	152,190	(6)(7)	14,206	166,397	1.9%

Marc C. Particelli, Director	13,664		—	13,664	*

Michael J. Soenen, Director	13,314	(6)	—	13,314	*

Mark R. Sotir, Director	14,238	(6)	—	14,238	*

All current directors and current executive officers as a group (10 persons)	508,496		142,635	651,134	7.2%

*	Ownership represents less than 1% of the outstanding Shares.
(1)	Percentage ownership is based on 8,815,599 Shares outstanding as of November 3, 2010, plus (a) the number of Shares subject to options exercisable prior to January 2, 2010 by the person or the aggregation of persons for which such percentage ownership is being determined, and (b) the number of deferred Shares that would be issued to the person or the aggregation of persons for which such percentage ownership is being determined.
(2)	The number of Shares beneficially owned is based on an amended Schedule 13D filed on October 29, 2010 by Samstock, L.L.C. (“Samstock”), EGI-Fund (00) Investors, L.L.C. (“Fund 00”), EGI-Fund (05-07) Investors, L.L.C. (“Fund 05-07”), EGI-Fund (08-10) Investors, L.L.C. (“Fund 08-10”), SZ Investments, L.L.C. (“SZI”), Purchaser, Parent, KMJZ Investments, L.L.C. (“KMJZ Investments”) and Chai Trust Company, LLC (“Chai Trust”) reflecting ownership as of October 27, 2010. According to the amended Schedule 13D, Samstock has shared voting power and shared dispositive power with respect to 10,651 Shares beneficially owned by it; Fund 00 has shared voting power and shared dispositive power with respect to 135,160 Shares beneficially owned by it; Fund 05-07 has shared voting and shared disposition power with respect to 618,100 Shares beneficially owned by it; Fund 08-10 has shared voting and shared disposition power with respect to 304,532 Shares beneficially owned by it; SZI has shared voting and shared disposition power with respect to 1,068,443 Shares beneficially owned by it; Purchaser has shared voting and shared disposition power with respect to 1,254,901 Shares beneficially owned by it; Parent has shared voting and shared disposition power with respect to 1,254,901 Shares beneficially owned by it; KMJZ Investments has shared voting and shared disposition power with respect to 1,254,901 Shares beneficially owned by it; and Chai Trust has shared dispositive power with respect to 2,323,344 Shares beneficially owned by it. None of the entities has sole voting power or sole dispositive power with respect to any Shares beneficially owned by it. SZI is the managing member of each of Samstock, Fund 00 and Fund 05-07 and is the manager of Fund 08-10. SZI is indirectly owned by various trusts established for the benefit of Samuel Zell and his family (the “Primary Trusts”). The trustee of each of the Primary Trusts is Chai Trust. Donald J. Liebentritt is the President and a managing director of Chai Trust. Parent is the sole member of Purchaser. KMJZ Investments is the manager of Parent. KMJZ Investments is directly owned by trusts established for the benefit of members of the family of Samuel Zell (the “Irrevocable Trusts”). The trustee of each of the Irrevocable Trusts is Chai Trust.

(3)	The number of Shares beneficially owned is based on an amended Form 13D filed on June 1, 2010 by Elkhorn Partners Limited Partnership reflecting ownership as of May 25, 2010. According to the amended Schedule 13D, Elkhorn Partners Limited Partnership has sole voting and sole dispositive power with respect to 718, 200 Shares beneficially owned by it. The sole general partner of the Elkhorn Partners Limited Partnership is Parsow Management LLC. Alan S. Parsow is the sole manager of Parsow Management LLC. Elkhorn Partners Limited Partnership owns 708,100 Shares. Mr. Parsow also owns 10,100 Shares in an individual retirement account.
(4)	The number of Shares beneficially owned is based on an amended Form 13G filed on February 8, 2010 by Dimensional Fund Advisors LP reflecting ownership as of December 31, 2009. According to the amended Schedule 13G, Dimensional Fund Advisors LP has sole voting power with respect to 550,811 Shares beneficially owned by it and sole dispositive power with respect to 554,777 Shares beneficially owned by it.
(5)	The number of Shares beneficially owned is based on an amended Form 13G filed on February 4, 2010 by Bernard A. Osher TR UA 03/08/88 reflecting ownership as of December 31, 2009. According to the amended Schedule 13G, Bernard A. Osher TR UA 03/08/88 has sole voting and sole dispositive power with respect to 540,000 Shares beneficially owned by it.
(6)	Includes Shares that directors have elected to take as a deferred stock award under the 2004 Non-Employee Directors Award Program and 2006 Non-Employee Directors Award Program in lieu of their respective director’s fees as follows: Mr. Liebentritt, 11,737 Shares; Mr. Gross, 26,851 Shares; Mr. Handy, 23,937 Shares; Mr. Soenen, 2,583 Shares; and Mr. Sotir, 2,039 Shares. Also includes Shares issuable to directors pursuant to vested restricted stock unit awards under the 2004 Non-Employee Directors Award Program and 2006 Non-Employee Directors Award Program that directors have elected to defer as follows: Mr. Liebentritt, 20,633 Shares; Mr. Gross, 22,968 Shares; Mr. Handy, 22,968 Shares; Mr. Soenen, 9,397 Shares; and Mr. Sotir, 3,674 Shares.
(7)	Includes 104,959 Shares held by Boise Capital, LLC, of which Mr. Handy owns 100%. Includes 104,959 Shares that have been pledged as security.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On May 5, 2003, the Company entered into an office lease agreement with Equity Office Properties Management Corp., the agent for Two North Riverside Plaza Joint Venture Limited Partnership, a limited partnership comprised in part of certain trusts. The trustee of these trusts is Chai Trust Company, LLC, and Donald J. Liebentritt, the Chairman of the Board of Directors, is President of Chai Trust Company, LLC. Two North Riverside Plaza Joint Venture Limited Partnership is an affiliate of Samstock, L.L.C., the Company’s largest stockholder. The lease, as amended, is for 28,721 square feet of office space at Two North Riverside Plaza, Chicago, Illinois. The term of the lease, as amended, is from September 1, 2003 through August 31, 2011. The Company paid rent of $554,370 for the year ended December 31, 2009.

REVIEW OF RELATED PERSONS TRANSACTIONS

The Audit Committee reviews and must approve all transactions with related persons that involve an amount in excess of $120,000 (either a single transaction or series of related transactions). Related persons include (a) any director or executive officer; (b) any nominee for election as a director; (c) any security holder who is known to own of record or beneficially more than five percent of the Company’s voting securities; and (d) any member of the immediate family of any of the foregoing persons. In reviewing a related party transaction that requires its approval, the Audit Committee considers all relevant facts and circumstances and will approve only transaction that are in the best interests of the Company. The Audit Committee has adopted a written policy for related person leases. This policy requires documentation for all leases entered into with a related person, regardless of the amount, demonstrating that such lease was entered into on an arms-length basis. The Audit Committee must approve any related person lease with a term of more than two years, or if lease payments exceed $50,000 per year. The Company’s chief executive officer or chief financial officer must approve all other related person leases and report to the Audit Committee any related person lease that the Company enters into at the next Audit Committee meeting.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 and regulations of the Securities and Exchange Commission thereunder require Rewards Network’s executive officers and directors and persons who own more than 10% of Rewards Network’s stock, as well as certain affiliates of such persons, to file initial reports of ownership and changes in ownership with the Securities and Exchange Commission and the NASDAQ Stock Market. Executive officers, directors and persons owning more than 10% of Rewards Network’s stock are required by the Securities and Exchange Commission regulations to furnish Rewards Network with copies of all Section 16(a) forms they file. Based solely on Rewards Network’s review of the copies of such forms received by Rewards Network and written representations that no other reports were required for those persons, Rewards Network believes that, during the fiscal year ended December 31, 2009, all filing requirements under Section 16(a) of the Securities Exchange Act of 1934, as amended, applicable to its officers, directors and greater than ten percent stockholders were complied with on a timely basis, except a Form 4 for Mr. Blake reporting one transaction was inadvertently filed one day late on February 20, 2009, and four Forms 3 and seven Forms 4 were filed late by WC Capital Management LLC, a holder of at least 10% of our stock, on January 5, 2010 reporting 152 transactions during 2008 and 2009.